Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
Dated as of April 7, 2017
among
INTRAWEST RESORTS HOLDINGS, INC.
HAWK HOLDING COMPANY, LLC
HAWK HOLDING COMPANY, INC.
and
HAWK MERGER SUB, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 7, 2017, among Intrawest Resorts Holdings, Inc., a Delaware corporation (the “Company”), Hawk Holding Company, LLC, a Delaware limited liability company (“Parent”), Hawk Holding Company, Inc., a Delaware corporation (“HHC”), and Hawk Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company, Parent, HHC, and Merger Sub desire to effect the Merger, pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation, and each share of Common Stock issued and outstanding shall be converted into the right to receive $23.75 in cash;

WHEREAS, the Company Board has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, by the stockholders of the Company;

WHEREAS, following the execution and delivery of this Agreement, and as a condition and material inducement to Parent to enter into this Agreement, the Company has agreed to use its best efforts to obtain a written consent from certain stockholders of the Company pursuant to which such holders will approve and adopt this Agreement in accordance with Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”) as more particularly set forth herein;

WHEREAS, the Parent Board, HHC Board, and the Merger Sub Board have each approved this Agreement and declared it advisable for Parent, HHC and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the Merger Sub Board has recommended adoption and approval of this Agreement by HHC, as its sole stockholder and HHC, as sole stockholder of Merger Sub, has adopted and approved this Agreement;

WHEREAS, the HHC Board has recommended adoption and approval of this Agreement by Parent, as its sole stockholder and Parent, as sole stockholder of HHC, has adopted and approved this Agreement;

WHEREAS, the Company, Parent, HHC, and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, in connection with the transactions contemplated hereby, the Company and each of KSL Capital Partners IV, L.P. and Henry Crown and Company (the “Guarantors”) have entered into Limited Guarantees, dated as of the date hereof (each, a “Guaranty” and collectively, the “Guarantees”) pursuant to which such Guarantors have agreed to guaranty certain obligations of Parent under this Agreement, on the terms and subject to the conditions set forth in the Guarantees; and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 9.03.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01           The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”).

Section 1.02           Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036 at 9 a.m., Eastern time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), then the Closing shall occur on the earlier to occur of (a) a Business Day, if any, during the Marketing Period specified by Parent on no less than three Business Days’ notice to the Company and (b) two Business Days following the final day of the Marketing Period, as the Marketing Period may be extended in accordance with the terms hereof (subject in each case in clause (a) and clause (b) above to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03           Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Delaware Secretary of State the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Delaware Secretary of State, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04           Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.05           Certificate of Incorporation and Bylaws. The certificate of incorporation of the Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

Section 1.06           Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, in each case, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01           Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, HHC, Merger Sub or the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) or any shares of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)   Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)   Cancellation of Parent-Owned Stock and Subsidiary-Owned Stock.

(i)    Each share of Common Stock that is owned by the Company as treasury stock and each share of Common Stock that is owned directly by Parent, HHC, or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii)   Each share of Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (including HHC but excluding Merger Sub) or of Merger Sub shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)   Conversion of Common Stock. Subject to Sections 2.02, 2.03 and 6.04, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b)), and, except as provided in Section 2.03, any shares of Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Common Stock pursuant to Section 262 of the DGCL (the “Dissenting Shares”)) and, as of the Effective Time, has not failed to perfect, or not effectively withdrawn or lost rights to appraisal under the DGCL, shall be converted into the right to receive $23.75 in cash, without interest (the “Merger Consideration” and together with the Option Merger Consideration and the RSU Merger Consideration pursuant to Section 6.04, the “Closing Merger Consideration”). All such shares of Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form (such shares, “Book-Entry Shares”)) that immediately prior to the Effective Time represented any such shares of Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein, including the Closing Merger Consideration, will be appropriately adjusted to provide to the holders of Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02           Exchange of Certificates; Payment Fund.

(a)   Paying Agent. Prior to the Effective Time, Parent shall, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration pursuant to this Article II. At the Closing, immediately prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.”

(b)   Letter of Transmittal. As reasonably promptly as practicable after the Effective Time (and in any event within three Business Days after the Effective Time), Parent shall cause the Paying Agent to mail, or otherwise provide in the case of Book-Entry Shares, to each holder of record of Common Stock (i) a form of letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected and risk of loss and title shall pass (A) with respect to shares evidenced by Certificates, only upon the proper delivery of the Certificates and validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (B) with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request) and (ii) instructions for effecting the surrender of Book-Entry Shares or Certificates in exchange for the applicable Merger Consideration.

(c)   Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of shares of Common Stock held as Book-Entry Shares, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Common Stock have been converted pursuant to Section 2.01. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate or Book-Entry Share representing such Common Stock is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Common Stock are entitled to receive in respect of such shares pursuant to this Section 2.02(c). No interest will be paid or accrued on the cash payable upon surrender of the Certificates (or shares of Common Stock held as Book-Entry Shares). In the case of Company Stock Awards, the holder of such Company Stock Awards shall receive in exchange therefor the applicable Closing Merger Consideration into which such Company Stock Awards have been converted pursuant to Section 6.04, to be paid through the payroll of the Company or its Affiliates on or as soon as practicable after the Closing Date and in no event later than five Business Days following the Closing Date.

(d)   No Further Ownership Rights in Common Stock. The Closing Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Common Stock and any Company Stock Awards shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Common Stock or Company Stock Awards, as applicable. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Common Stock or Company Stock Awards that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Common Stock (or shares of Common Stock held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(e)   Termination of Payment Fund. Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Common Stock for one year after the Effective Time shall be delivered to Parent (or its designee), and any holder of Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for payment of its claim for the Merger Consideration, without any interest thereon.

(f)    No Liability. None of the Company, Parent, HHC, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Payment Fund remaining unclaimed by former holders of Common Stock as of a date that is immediately prior to such time as such amounts would otherwise escheat or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Parent (or its designee) free and clear of any claims or interest of any Person previously entitled thereto.

(g)   Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s stockholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h)   Withholding Rights. Each of Parent, the Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law; provided, however, that except as required by a change in Law occurring after the date of this Agreement, the parties agree that no withholding shall be made under Section 1445 of the Code with respect to the amounts payable under this Agreement. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement; provided, however, that Parent may, as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

(j)    Payoff Letters; Customary KYC Material. The Company shall (i) deliver to Parent, no later than the third Business Day prior to the Closing Date, customary pay-off letters relating to the repayment on the Closing Date of the Existing Company Debt and the release of related Liens and (ii) deliver to Parent no later than the fourth Business Day prior to the Closing Date any Customary KYC Material that has been requested at least eight calendar days prior to the Closing Date.

Section 2.03           Dissenter’s Rights.

(a)   Notwithstanding anything to the contrary in this Agreement, no Dissenting Shares shall be converted into or represent the right to receive the Merger Consideration as provided in Section 2.01, and instead the holders of such Dissenting Shares shall be entitled to such rights as are granted by Section 262 of the DGCL (unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn or lost, such stockholder’s right to dissent from the Merger under the DGCL, in which case such stockholder shall be entitled to receive the Merger Consideration in accordance with Section 2.01, without interest thereon, in exchange for such shares of Common Stock, and such shares of Common Stock shall no longer be deemed to be Dissenting Shares) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL (the “Dissenter’s Rights”). In such case, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except with respect to Dissenter’s Rights and as provided in this Section 2.03.

(b)   The Company shall provide prompt written notice to Parent of any written notices or demands for appraisal by any holder of shares of Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to the Dissenter’s Rights, and, to the extent permitted by applicable Law, Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent or as otherwise required by an order of a Governmental Entity of competent jurisdiction, voluntarily make any payment with respect to, settle or offer to settle any such demands.

ARTICLE III

Representations and Warranties of Parent, HHC and Merger Sub

Parent, HHC and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent, HHC and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify any other section in this Article III to the extent that it is reasonably apparent from the text of such disclosures that such disclosure also qualifies or applies to such other section.

Section 3.01           Organization, Standing and Power. Each of Parent, HHC and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all corporate or limited liability company power and authority, as applicable, required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. Each of Parent, HHC and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.02           Authority; Execution and Delivery; Enforceability. Each of Parent, HHC and Merger Sub has all requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Merger and the other transactions contemplated by this Agreement. The Parent Board has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of Parent was present, (i) approving the execution, delivery and performance of this Agreement and (ii) determining that entering into this Agreement is in the best interests of Parent and its stockholders. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The HHC Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement; (ii) determining that the terms of this Agreement are in the best interests of HHC and Parent, as its sole stockholder; (iii) declaring this Agreement advisable; and (iv) recommending that Parent, as sole stockholder of HHC, adopt this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of HHC, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Merger Sub Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement; (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and HHC, as its sole stockholder; (iii) declaring this Agreement advisable; and (iv) recommending that HHC, as sole stockholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to HHC, as sole stockholder of Merger Sub, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Parent, as sole stockholder of HHC, and HHC, as sole stockholder of Merger Sub, have adopted and approved this Agreement. No other corporate proceedings (including, for the avoidance of doubt, any stockholder approval) on the part of Parent, HHC or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger in accordance with the relevant provisions of the DGCL). Each of Parent, HHC and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03           No Conflicts; Consents.

(a)   The execution and delivery by each of Parent, HHC and Merger Sub of this Agreement does not, and the performance by each of Parent, HHC and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or (solely with respect to clause (ii)) give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, HHC or Merger Sub under, any provision of (i) the governing or organizational documents of Parent, HHC or Merger Sub; (ii) any written contract, lease, sublease, license, indenture, note, bond, agreement, understanding, undertaking, concession, franchise or other instrument (in each case, to the extent legally binding on the parties thereto) (a “Contract”) to which any of Parent, HHC or Merger Sub is a party or by which any of their respective properties or assets is bound; or (iii) subject to the filings and other matters referred to in Section 3.03(b), as of the date hereof, any judgment, writ, injunction, award, order or decree (“Judgment”), Law or Permit, in each case, applicable to Parent, HHC or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)   No governmental franchises, licenses, permits, authorizations, variances, exemptions, government identification numbers, orders and approvals (each a “Permit” and collectively, the “Permits”), consent, approval, clearance, waiver or order (collectively, with the Permits, the “Consents” and each, a “Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, municipal, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, arbitration tribunal, administrative agency, subdivision, or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent, HHC or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) filings in connection with the USFS Permits, and (C) filings in connection with the Canadian Permits, and (ii) the filing of the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business and (iii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)   Merger Sub and its Affiliates do not have, and as of the Closing will not have, assets in Canada with an aggregate value exceeding CAD$88 million or have gross revenues from sales in, from or into Canada exceeding CAD$88 million, all as determined in accordance with Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder.

Section 3.04           Information Supplied. None of the information supplied or to be supplied by Parent, HHC or Merger Sub for inclusion or incorporation by reference in the Information Statement or Proxy Statement, as applicable, will, at the date such document is first mailed to the Company’s stockholders or, in the case of a mailing of the Information Statement, at any time prior to the date that is 20 days after the Information Statement is first mailed to the Company’s stockholders, and in the case of the mailing of the Proxy Statement, at the time of the meeting of the Company’s stockholders held for the purpose of approving and adopting this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent, HHC or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.05           Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent, HHC or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent, HHC or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.06           Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, HHC or Merger Sub.

Section 3.07           Merger Sub. HHC is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.08           Ownership of Common Stock. None of Parent, HHC, Merger Sub or any of their respective Affiliates has been, at any time during the three years prior to the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, HHC or Merger Sub owns any shares of capital stock of the Company or has any rights to acquire any shares of capital stock of the Company (except pursuant to this Agreement).

Section 3.09           Financing. Parent has received (a) a duly executed commitment letter, dated as of April 7, 2017 (including the exhibits, annexes, schedules and amendments thereto) and a Redacted Fee Letter (collectively, the “Debt Commitment Letter”), from the lenders party thereto (collectively, the “Lenders”), pursuant to which the Lenders have committed, on the terms set forth therein, to lend amounts set forth therein on the Closing Date in order to finance, in part, the transactions contemplated by this Agreement (the “Debt Financing”) and (b) the fully executed commitment letters, each dated as of April 7, 2017 (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Commitment Letters”), from the investors party thereto (collectively, the “Equity Investors”), pursuant to which the Equity Investors named therein have committed, on the terms set forth therein, to invest in Parent the amounts of equity set forth therein (the “Equity Financing”). The Debt Financing contemplated by the Debt Commitment Letter and the Equity Financing contemplated by the Equity Commitment Letters, respectively, are hereinafter referred to collectively as the “Financing”. Parent has made available to the Company true, accurate and complete copies of the Commitment Letters, each as in effect on the date of this Agreement. As of the date hereof, none of the Commitment Letters has been amended, modified, terminated or withdrawn and each Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of Parent and, to the Knowledge of Parent, each other party thereto (and the Company has been designated as a third party beneficiary of the Equity Commitment Letters to the extent provided therein), and each Commitment Letter is enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each other party thereto, in each case subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors’ rights and to general principles of equity. There are no side letters or other agreements relating to the Commitment Letters that could (w) reduce the aggregate amount of Financing below the amount required to consummate the transactions contemplated under this Agreement and any other amounts required to be paid in connection with the consummation of the transactions contemplated under this Agreement and to pay all related fees and expenses, (x) impose new or additional conditions precedent to the receipt of the Financing in a manner that would reasonably be expected to delay or prevent Closing in any respect, (y) adversely impact the ability of Parent, HHC or Merger Sub to enforce its rights against the Financing Sources and (z) otherwise adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent, HHC or Merger Sub to consummate the transactions contemplated herein. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or any of its Affiliates under the Commitment Letters or to the Knowledge of Parent (with respect to any conditions relating to the Company or the Lenders), a failure of any condition to the obligations of the Financing Sources in the Commitment Letters, or otherwise resulting in any portion of the Financing contemplated thereby to be unavailable. Parent has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid prior to the date hereof. Assuming the conditions set forth in Section 7.01 and Section 7.03 are satisfied at Closing, the Financing, when funded in accordance with the applicable Commitment Letters on the Closing Date, together with the cash of the Company and the Company Subsidiaries, will provide Parent with sufficient immediately available cash funds to consummate the transactions contemplated under this Agreement and any other amounts required to be paid in connection with the consummation of the transactions contemplated under this Agreement and to pay all related fees and expenses. The Financing is not subject to any conditions to the obligations of the parties under the Commitment Letters to make the full amount of the Financing available to Parent at the Closing other than those set forth in the Debt Commitment Letter, the Equity Commitment Letter, respectively and, the Financing is not subject to the consummation of any transaction other than the Merger. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent on the Closing Date in the amount necessary to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses.

Section 3.10           Guarantees. Concurrently with the execution of this Agreement, each Guarantor has executed and delivered a Guaranty, and such Guaranty is valid and in full force and effect and constitutes the legal, valid and binding obligation of such Guarantor, enforceable against them in accordance with its terms, except (a) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and (b) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under either Guaranty to which it is a party.

Section 3.11           Solvency of the Surviving Company Following the Merger. As of the Effective Time, assuming (i) the accuracy, in all material respects, of the representations and warranties of the Company in this Agreement and material compliance by the Company with the covenants contained in this Agreement and (ii) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, immediately after giving effect to the transactions contemplated by this Agreement, payment of the aggregate Merger Consideration, repayment or refinancing of any Indebtedness in connection with the transactions contemplated by this Agreement, if any, and payment of all related fees and expenses, the Surviving Company and its Subsidiaries, on a consolidated basis, will be Solvent. For the purposes of this Section 3.11, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

Section 3.12           Investment Canada Act. Merger Sub qualifies as a “WTO investor” within the meaning of subsection 14.1(6) of the ICA.

Section 3.13           No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by the Company to Parent, HHC and Merger Sub (and notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation, projections, estimates, budgets or other information), and each of Parent, HHC and Merger Sub acknowledges that (x) none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and Parent, HHC and Merger Sub are not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement, (y) no person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by Parent, HHC or Merger Sub as having been authorized by such entity, and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, HHC, Merger Sub or any of their Representatives, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties. Each of Parent, HHC and Merger Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent, HHC and Merger Sub has relied solely on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any materials or information made available to Parent and/or its Representatives by or on behalf of the Company.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent, HHC and Merger Sub that the statements contained in this Article IV are true and correct except (i) as set forth in the Company SEC Documents furnished or filed and publicly available after July 1, 2016 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and predictive or forward-looking in nature) and provided that nothing disclosed in such Filed Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Sections 4.03, 4.04, or 4.05 or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Agreement, and the disclosure in any section or subsection shall be deemed to qualify any other section in this Agreement to the extent that it is reasonably apparent from the text of such disclosures that such disclosure also qualifies or applies to such other section or subsection.

Section 4.01           Organization, Standing and Power.

(a)   The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and conduct its businesses as and where presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or character of the properties owned or leased by it make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).

(b)   The Company is not in violation, and between the date hereof and the Closing Date, will not be in violation, in each case other than in an immaterial respect, of any of the provisions of the Company Charter or Company Bylaws.

Section 4.02           Company Subsidiaries.

(a)   Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of each Company Subsidiary. All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all material Liens, excluding Permitted Liens, and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities law and those set forth in the applicable Security Documents.

(b)   Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, none of the Company or any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person, in each case, other than securities of a publicly traded company held for investment by the Company or the Company Subsidiaries in the ordinary course of business.

Section 4.03           Capital Structure.

(a)   The authorized capital stock of the Company consists of 2,000,000,000 shares of Common Stock, and 300,000,000 shares of preferred stock, $0.01 par value, of the Company (the “Preferred Stock”) and, together with the Common Stock, the “Capital Stock”). At the close of business on April 7, 2017, (i) 39,822,611 shares of Common Stock were issued and outstanding; (ii) no shares of Preferred Stock were issued and outstanding; (iii) 1,321,586 shares of Common Stock were reserved and available for the grant of future awards pursuant to the Company Stock Plan; (iv) 2,700,000 shares of Common Stock were issuable upon exercise of vested and unvested outstanding Company Stock Options; and (v) 91,425 shares of Common Stock were issuable upon the vesting or settlement of outstanding Company RSUs. Except as set forth in this Section 4.03(a), at the close of business on April 7, 2017, no shares of capital stock or voting securities of, Company Stock Awards or other equity interests in, the Company were issued, reserved for issuance or outstanding.

(b)   All outstanding shares of Common Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options or the vesting or settlement of Company RSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by, or other obligations of, the Company or any Company Subsidiary that are linked in any way to the price of any class of Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Except for acquisitions, or deemed acquisitions, of Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options with Common Stock (including in connection with “net exercises”), (ii) the withholding of Taxes in connection with the exercise, vesting or settlement of Company Stock Awards, and (iii) forfeitures of Company Stock Awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s stockholders may vote (“Company Voting Debt”). None of the Company or any of the Company Subsidiaries is a party to any agreement with respect to the voting or issuance of, or restricting the transfer of, or providing registration rights with respect to, any capital stock or voting securities of, or other equity interests in, the Company. None of the Company or any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c)   As of the date hereof, there is no outstanding Indebtedness of the Company or the Company Subsidiaries in an aggregate amount greater than $100,000, other than Indebtedness reflected on the Company’s consolidated balance sheet as of December 31, 2016 (or the notes thereto) or incurred after December 31, 2016 under the Company’s existing revolving credit facility in order to fund working capital in the ordinary course of business.

Section 4.04           Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the approval of the holders of a majority of the outstanding shares of Common Stock entitled to vote on such matter (the “Company Stockholder Approval”). The delivery of the Stockholder Written Consent will constitute the Company Stockholder Approval. The Board of Directors of the Company (the “Company Board”) has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present, (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommending that the Company’s stockholders give the Company Stockholder Approval (the “Company Recommendation”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger as required by the DGCL). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent, HHC and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.05           No Conflicts; Consents.

(a)   The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or (solely with respect to clause (ii)) give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under or result in the creation of any Lien upon any of the properties or assets of Parent, HHC or Merger Sub under, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) any Material Contract or any material Real Estate Lease, in each case, to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), as of the date hereof, any Permit, Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)   No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Information Statement or Proxy Statement, as applicable, in preliminary and definitive forms, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the requirement under the Exchange Act for the stockholders of the Company to approve or disapprove, on an advisory basis, certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger); (ii) (A) compliance with and filings under the HSR Act, (B) filings in connection with the USFS Permits, and (C) filings in connection with the Canadian Permits on Section 4.05(b) of the Company Disclosure Letter; (iii) the filing of the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; (iv) compliance with the NYSE rules and regulations; and (v) such other Consents, registrations, declarations, notices or filings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The revenues generated, and assets used, by the Company and the Company Subsidiaries to carry on any cultural business in Canada represent, respectively, less than 5% of the total revenues generated and total assets used in such Canadian business carried on by the Company and the Company Subsidiaries, within the meaning of the ICA. There have been no material changes to the specific terms and conditions with respect to Alpine Helicopters Inc.’s structure of ownership approved by the Canadian Transportation Agency based upon Decision No. 493-A-2012.

(c)   The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary for the adoption of this Agreement.

Section 4.06           SEC Documents; Undisclosed Liabilities.

(a)   The Company has furnished or filed all reports, certifications, schedules, forms, statements and other documents (including amendments, exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since July 1, 2016 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Information Statement and Proxy Statement, being collectively referred to as the “Company SEC Documents”). As of the date of this Agreement, there are no unresolved comments received from the SEC with respect to the Company SEC Documents.

(b)   Each Company SEC Document (i) at the time filed (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments).

(c)   Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2016, (or the notes thereto) included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the ordinary course of business since December 31, 2016 and (iv) for liabilities and obligations that have been discharged or paid in full in the ordinary course of business, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP, that individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or has required or would reasonably be expected to require the Company to restate its financial statements. As of the date hereof, there are no (A) unconsolidated Subsidiaries of the Company except as set forth in Section 4.06(c) of the Company Disclosure Letter, or (B) off-balance sheet arrangements to which the Company or any of the Company Subsidiaries is a party of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents or any obligations of the Company or any of the Company Subsidiaries to enter into any such arrangements.

(d)   Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents.

(e)   The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f)    The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g)   None of the Company Subsidiaries is, or has at any time since July 1, 2016 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(h)   Since July 1, 2015 through the date hereof, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies or material weaknesses in its internal controls and procedures over financial reporting and (ii) any written allegation of fraud that involves management of the Company or any other employees of the Company and the Company Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures, except in each case as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Since July 1, 2015 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.07           Information Supplied. Neither the Information Statement nor the Proxy Statement will, at the date it is first mailed to the Company’s stockholders, or, in the case of a mailing of the Information Statement, at any time prior to the date that is 20 days after the Information Statement is first mailed to the Company’s stockholders and, in the case of the mailing of the Proxy Statement, at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made, provided that the representation does not extend to information supplied by or on behalf of Parent, HHC or Merger Sub. The Information Statement or Proxy Statement, as applicable, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, HHC or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08           Absence of Certain Changes or Events. From December 31, 2016 to the date of this Agreement, there has not occurred any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From December 31, 2016 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course consistent with past practice in all material respects and has not taken any action that would be prohibited by paragraphs (a) through (d), (l), (m) and (q) of Section 5.01 if it were taken after the date of this Agreement and prior to the Effective Time.

Section 4.09           Taxes.

(a)   (i) Each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects; (ii) each of the Company and each Company Subsidiary has paid all material Taxes required to have been paid by it (whether or not shown on any such Tax Return); (iii) no material deficiency or other proposed assessment or adjustment for any Tax has been asserted or assessed or proposed in writing by a taxing authority against the Company or any Company Subsidiary which deficiency has not been paid; (iv) none of the Company or any Company Subsidiary has failed to withhold, collect or timely remit any amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to (or amounts received from) a vendor, employee, independent contractor, creditor, stockholder or any other Person which failure would have a Company Material Adverse Effect; (v) as of the date hereof, no written claim has been made in writing by any taxing authority that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns; and (vi) none of the Company or any Company Subsidiary has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law) or as a transferee or successor, by Contract (other than Contracts exempted from the representations in Section 4.09(b) or otherwise).

(b)   None of the Company or any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and Company Subsidiaries or customary gross-up or tax indemnity provisions in any credit agreement, sale agreement, employment agreement or similar commercial contract the primary purpose of which does not relate to Taxes). None of the Company or any Company Subsidiary is or during the past 10 years has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which the Company or a Company Subsidiary is or was the common parent).

(c)   Within the past two years, none of the Company or any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d)   Since January 1, 2013, none of the Company or any Company Subsidiary has participated in any “reportable transaction” (other than any “loss transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(5)) or “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of state or foreign Law).

(e)   There are no material Liens for Taxes (other than Permitted Liens) on any of the assets of a Company or Company Subsidiary.

(f)    Since January 1, 2013, no Company or Company Subsidiary has consented to extend the time, or is the beneficiary of any extension of time (in each case other than (i) pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business or (ii) time periods that, as so extended, have lapsed before the date of this Agreement), in which any Taxes may be assessed or collected by any taxing authority.

(g)   No Company or Company Subsidiary has (i) agreed to or is required to make any adjustments with respect to any Tax period or the portion of any Tax period beginning on or after the Closing Date pursuant to Section 481(a) of the Code or any similar provision of Law or, to the Knowledge of the Company, has any taxing authority proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the Company or any Company Subsidiary; (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or any Company Subsidiary which is still in effect; (iii) filed, or has pending, any ruling requests with any taxing authority relating to Taxes, including any request to change any accounting method which is still in effect; or (iv) granted to any Person any power of attorney that is in force with respect to any income Tax matter.

(h)   No Company or Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period or the portion of any Tax period beginning on or after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to the Closing; (ii) reacquisition occurring on or prior to the Closing Date under Section 108(i) of the Code (or any similar provision of state, local or foreign Law); (iii) prepaid amount received prior to the Closing; or (iv) to the Company’s Knowledge, deferred intercompany transactions (within the meaning of Treasury Regulation Section 1.1502-13) occurring or generated, as applicable, prior to the Closing.

(i)    To the Knowledge of the Company, as of the date of this Agreement, the net operating losses or other Tax attributes with respect to the Company or any Company Subsidiary are not currently subject to any limitation under Sections 382, 383 or 384 of the Code or Section 111 of the Income Tax Act (Canada). The net operating losses deducted by Company Subsidiaries resident in Canada in their 2015 and 2016 fiscal years were deductible pursuant to Section 111 of the Income Tax Act (Canada).

(j)    As of the first day of the taxable year beginning July 1, 2016, to the Knowledge of the Company, the consolidated group (as defined in Treasury Regulation Section 1.1502-1(h)) of which the Company is the common parent had Tax attributes of the types listed in Section 4.09(j) of the Company Disclosure Letter, approximately in (or greater than) the amounts listed thereon.

(k)   None of Sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada) has applied or will apply in any material respect to the Company or any Company Subsidiary at any time up to and including the Closing Date.

(l)    Except with respect to the representations and warranties set forth in Section 4.10 (to the extent expressly related to Taxes), the representations and warranties set forth in this Section 4.09 are the Company’s sole and exclusive representations relating to Taxes.

Section 4.10           Employee Benefits.

(a)   Section 4.10(a) of the Company Disclosure Letter sets forth a complete list of all material Company Benefit Plans. For purposes of this Agreement, (i) “Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, compensation, bonus, deferred compensation, incentive compensation, option, equity or equity-based award, retention, change in control, transaction bonus, salary continuation, severance or termination pay or indemnity, hospitalization, medical, dental, vision, life insurance, accident, disability or sick leave, cafeteria, fringe benefit, supplemental unemployment benefit, profit-sharing, pension, retirement, supplemental retirement or other material similar plan, program, agreement or arrangement, whether written or unwritten, in each case (A) that is maintained, sponsored, contributed to or required to be contributed to by the Company or any Company Subsidiary in respect of any Employees (or their beneficiaries or eligible dependents) or (B) to which the Company or any Company Subsidiary has or may have any liability; provided, that in no event shall a Company Benefit Plan include any arrangement operated by a Governmental Entity, and (ii) “International Benefit Plan” means each Company Benefit Plan that covers any Employees (or their beneficiaries or eligible dependents) who are located primarily outside of the United States.

(b)   Copies of the following materials have been made available to Parent with respect to each material Company Benefit Plan, in each case to the extent applicable: (i) the plan document and all amendments thereto (or in the case of an unwritten Company Benefit Plan, a written summary thereof); (ii) the current determination letter or opinion letter from the Internal Revenue Service (the “IRS”); (iii) the current summary plan description and any summary of material modifications; (iv) the most recent annual report on Form 5500 (and all schedules and exhibits attached thereto) filed with the IRS and U.S. Department of Labor; (v) the most recently prepared actuarial reports and financial statements; and (vi) for each material International Benefit Plan, any applicable documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (ii) through (v).

(c)   Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated, invested, funded and administered in accordance, in all respects, with its terms, any applicable Collective Bargaining Agreement and any applicable Law (including ERISA and the Code), (ii) there is no pending or, to the Knowledge of the Company, threatened, assessment, audit, arbitration, suit, action, complaint, proceeding or, to the Knowledge of the Company, investigation of any kind in any Governmental Entity with respect to any Company Benefit Plan or the assets of any Company Benefit Plan (other than routine claims for benefits); (iii) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS on which it can rely, and no circumstances exist that would reasonably be expected to result in any such letter being revoked; (iv) neither the Company nor any Company Subsidiary has engaged in any transaction with respect to any Company Benefit Plan that would be reasonably likely to subject any Company Benefit Plan or the Company or any Company Subsidiary to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law; and (v) each International Benefit Plan is registered (where required), if intended to qualify for special Tax treatment, meets all applicable requirements, and if required to be funded, book-reserved or secured by an insurance policy, is so fully funded, book-reserved or secured, based on reasonable actuarial assumptions.

(d)   Except as set forth in Section 4.10(d) of the Company Disclosure Letter, neither the Company, any Company Subsidiary nor any of their ERISA Affiliates maintains, participates in or contributes to, or has any actual or contingent liability under (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (iii) a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) or any other plan that is subject to Section 412 of the Code or Title IV of ERISA or is subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA (a “Pension Plan”), or (iv) any similar International Benefit Plan. With respect to any Pension Plan, and except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) such Pension Plan is in compliance in all respects with the minimum funding requirements of Sections 412 of the Code and 302 of ERISA, and no waiver from minimum funding standards (as described in Section 412(c) of the Code or Section 302(c) of ERISA) is in effect, (B) no lien on the assets of the Pension Plan has arisen under ERISA or Section 430(k) of the Code, nor does the Company or any Company Subsidiary reasonably expect such lien to arise, (C) the premiums described in Section 4006 of ERISA due and payable to the Pension Benefit Guaranty Corporation under Section 4007 of ERISA have been timely paid in all respects, and (D) the Pension Benefit Guaranty Corporation has not instituted any proceeding to terminate any Pension Plan. With respect to any International Benefit Plan in Canada that is a “registered pension plan,” or “retirement compensation arrangement” as those terms are defined in Section 248(1) of the Income Tax Act (Canada) (collectively, the “International Pension Plans”) and except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) all contributions and premiums have been made or paid on a timely basis; (B) the date and basis of the funded status of the International Pension Plans has been disclosed in Section 4.10(d) of the Company Disclosure Letter; and (C) to the Knowledge of the Company, no steps have been taken to wind-up or terminate such International Pension Plans nor do any circumstances exist which would permit a Governmental Entity to do so.

(e)   Except as set forth in Section 4.10(e) of the Company Disclosure Letter or as contemplated by the terms of this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger (either alone or in combination with another event) will (i) entitle any Employee to any payment or benefit; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Employee; (iii) accelerate the time of payment, funding or vesting of any amounts due to any such Employee; or (iv) result in any amounts payable or benefits provided to any such Employee to fail to be deductible for federal income Tax purposes by virtue of Section 280G of the Code.

(f)    All Company Stock Awards were (i) in the case of Company Stock Options, granted with an exercise price per share no lower than the “fair market value” (as defined in the Company Stock Plan) of one share of Common Stock on the date of grant, (ii) granted, reported and disclosed in accordance with applicable Laws and stock exchange requirements, and (iii) validly issued and properly approved by the Company’s Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws. Without limiting the generality of the preceding sentence, the Company has not engaged in any back dating, forward dating or similar activities with respect to the Company Stock Awards and has not been the subject of any investigation by the SEC, whether current, pending or closed (in the case of any such pending investigation, to the Knowledge of the Company), with respect to any such activities.

Section 4.11           Litigation. As of the date hereof, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their respective properties (including any properties owned, operated, leased or licensed by the Company or any Company Subsidiary) or assets that, individually or in the aggregate, has had or would reasonably be expected to result in liability to the Company or any Company Subsidiary in excess of $2,000,000 individually or $5,000,000 in the aggregate that is not covered by insurance (excluding any applicable deductibles), nor is there any Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties (including any properties owned, operated, leased or licensed by the Company or any Company Subsidiary) or assets that, individually or in the aggregate, has had or would reasonably be expected to result in liability to the Company or any Company Subsidiary in excess of $2,000,000 individually or $5,000,000 in the aggregate that is not covered by insurance (excluding any applicable deductibles).

Section 4.12           Compliance with Applicable Laws. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since July 1, 2015 through the date hereof, the business of the Company and the Company Subsidiaries has been conducted in accordance with all Laws applicable thereto. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since July 1, 2015 through the date hereof, the business of the Company and the Company Subsidiaries has at all times maintained and been in compliance with all material Permits required by all Laws applicable thereto.

Section 4.13           Environmental Matters.

(a)   The Company and the Company Subsidiaries (i) are in compliance with and since July 1, 2015 have complied with all applicable Laws governing pollution, use of natural resources, or the protection of human health or the environment (“Environmental Law”), which compliance includes possession of Environmental Permits required to own and operate the business and assets of the Company and the Company Subsidiaries; (ii) the Company and the Company Subsidiaries have timely filed applications for all required Environmental Permits, no action or proceeding is pending or, to the Company’s Knowledge, threatened to revoke, modify, suspend or terminate any Environmental Permit; (iii) none of the Company or any Company Subsidiary has received any written notice from any Person that alleges that the Company or any Company Subsidiary is in violation of or is liable under any applicable Environmental Law; and (iv) to the Knowledge of the Company there has been no Release of a Hazardous Substance that would reasonably be expected to result in liability to the Company or any Company Subsidiary, except with respect to any of the foregoing under (i), (ii), (iii) or (iv) as would not reasonably be expected to have a Company Material Adverse Effect.

(b)   The Company and the Company Subsidiaries has made available to Parent copies of all material Environmental Permits, environmental assessments, reports, audits and other material documents in their possession or under their control in each case that relate to any material non-compliance with Environmental Laws by the Company or the Company Subsidiaries’ compliance with Environmental Laws or the environmental condition of the Owned Real Property, the real property subject to the Real Estate Leases and any other real property that the Company or any Company Subsidiary owns, operates, licenses or leases.

(c)   Section 4.13(c) of the Company Disclosure Letter sets forth a true and correct list of all USFS Permits and Canadian Permits issued by the British Columbia Ministry of Environment or the British Columbia Ministry of Forests, Lands and Natural Resource Operations issued to the Company or the Company Subsidiaries with respect to real property material to the business of Canadian Mountain Holidays Limited Partnership as currently conducted. The Company has made available to Parent copies of the USFS Permits and Canadian Permits that are true, correct and complete in all material respects, subject to any modifications to the fees or other amounts payable thereunder which may have been imposed by any applicable Law. The interest of the Company and the Company Subsidiaries, as permitted under the USFS Permits and Canadian Permits, is not subject to any Lien.

(d)   The representations and warranties set forth in this Section 4.13 are the Company’s sole and exclusive representations relating to environmental matters of any kind.

Section 4.14           Contracts.

(a)   As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)   Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and, except in the case of Confidential Pass Contracts, the Company has made available to Parent true and complete (in all material respects) copies (except in the case of clause (iii) below), of: (i) each Contract to which the Company or any of the Company Subsidiaries is a party that restricts in any material respect the ability of the Company or any Company Subsidiaries to compete in any line of business or geographic area and that is material to the Company and the Company Subsidiaries, taken as a whole; (ii) each Contract pursuant to which (A) any material amount of Indebtedness (other than any Indebtedness described in clause (iv) of the definition of Indebtedness) of the Company or any of the Company Subsidiaries is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries or (B) grants a Lien, other than a Permitted Lien, with respect to any material asset or property of the Company or any Company Subsidiary; (iii) each material partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries or securities of a publicly-traded company held for investment by the Company or any Company Subsidiaries; (iv) each material Contract between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive, officer or director of either the Company or any of the Company Subsidiaries, (B) record or beneficial owner of more than 5% of the shares of Common Stock outstanding as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents; (v) each Contract entered into on or after July 1, 2014 relating to the disposition or acquisition by the Company or any of the Company Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than any such Contract entered into in the ordinary course of business; (vi) each Contract to which the Company or any Company Subsidiary is a party that could reasonably be expected to involve aggregate payments during calendar year 2017 or any subsequent 12-month period of at least $3 million and which is not terminable by either party on less than 60 days’ written notice without material penalty, except for any such Contract which is entered into in the ordinary course of business; and (vii) other than Contracts for ordinary repair and maintenance, each Contract providing for the development or construction of, or additions or expansions to, any real property, under which the Company or any of the Company Subsidiaries has, or expects to incur, an obligation in excess of $5 million in the aggregate; provided that the following Contracts shall not be required to be listed on Section 4.14(b) of the Company Disclosure Letter, shall not be required to be made available to Parent pursuant to this Section 4.14(b), and shall not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more wholly owned Company Subsidiaries, on the other hand, or between one or more wholly owned Company Subsidiaries, (3) any license concerning Intellectual Property Rights, which are the subject of Section 4.16 and (4) any Real Estate Lease, which are the subject of Section 4.15 (any such Contract in clauses (1) through (4), an “Excluded Contract”). Each Contract described in this Section 4.14(b) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(c)   Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Material Contract is in full force and effect, and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the date hereof) or which is terminated in accordance with the terms thereof by the Company in the ordinary course of business consistent with past practice. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

Section 4.15           Properties.

(a)   Section 4.15(a) of the Company Disclosure Letter contains, as of the date of this Agreement, a complete and correct list of all material real property owned in fee simple in whole or in part by the Company and each Company Subsidiary (such real property, the “Owned Real Property”). Except as set forth in Section 4.15(a) of the Company Disclosure Letter, the Company and each Company Subsidiary has good and valid fee simple title to the Owned Real Property. Except as set forth in Section 4.15(a) of the Company Disclosure Letter, the Company or applicable Company Subsidiary has undisturbed possession of the Owned Real Property (other than where such Person is also a lessor or a third-party Person holds an occupancy right pursuant to a Permitted Lien) sufficient for the current use and operation of each Owned Real Property as currently conducted and all of the Owned Real Property is owned free and clear of all Liens, except for Permitted Liens. With respect to each Owned Real Property, except as set forth on Section 4.15(a) of the Company Disclosure Letter and except for matters that constitute a Permitted Lien: (i) the Company or the applicable Company Subsidiary has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (ii) other than the rights of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; and (iii) neither the Company nor any Company Subsidiary is a party to any agreement or option to purchase any real property or interest therein relating to the business of the Company and the Company Subsidiaries (any such agreement, an “Option”). Copies of any title reports, title policies, and title commitments with respect to the Owned Real Property, to the extent in the possession and control of the Company or any Company Subsidiary, have been made available to Parent.

(b)   Section 4.15(b) of the Company Disclosure Letter contains, as of the date of this Agreement, a true and complete list of all leases, ground leases, subleases, sub-subleases, licenses, Canadian Permits and any other occupancy agreements to which the Company or any Company Subsidiary is a party and pursuant to which such base rent payments thereunder are in excess of $200,000 USD per annum (collectively, the “Real Estate Leases” and such real property leased pursuant to each Real Property Lease, the “Leased Real Property”). True and complete copies of all Real Estate Leases and other than those which are not material to the operations or the monetary obligations of the applicable Company or Company Subsidiary, all modifications, amendments, memoranda, guaranties, extensions, terminations, supplements, waivers, prime or master leases, and side letters thereto have been made available to Parent.

(c)   Each Real Estate Lease (i) is in full force and effect and constitutes the valid and legally binding obligation of the Company or the applicable Company Subsidiary which is a party thereto, as applicable, enforceable in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) has not been amended or modified in any material respects except as reflected in the modifications, amendments, memoranda, guaranties, extensions, terminations, supplements, waivers and side letters thereto made available to Parent; and (iii) except with respect to any Permitted Liens with respect to the Real Estate Leases, has not been assigned or taken as a security interest in any manner by the Company or any of the applicable Company Subsidiaries. The Company or applicable Company Subsidiary has undisturbed or quiet possession of the Leased Real Property (to which it is lessee) sufficient for the current use and operation of each Leased Real Property as currently conducted and each Real Estate Lease is free and clear of any Liens except Permitted Liens. Except as disclosed on Section 4.15(c) of the Company Disclosure Letter or is a Permitted Lien, neither the Company nor any applicable Company Subsidiary has assigned, subleased or otherwise transferred, in whole or in part, any Real Estate Lease or any interest therein.

(d)   Except as set forth on Section 4.15(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received or given any written notice of any material default that is outstanding and no event has occurred or circumstance exists that with notice or lapse of time, or both, would constitute a material default by the Company or any Company Subsidiary, in each case, during the past eighteen months prior to the date hereof, under any Real Estate Lease, Management Agreement, USFS Permit, or Canadian Permit, and, to the Company’s Knowledge, no other party is in material default thereunder. To the Company’s Knowledge, no party to any Real Estate Lease, Management Agreement, any USFS Permit or any Canadian Permit has exercised any termination rights with respect thereto.

(e)   Except as set forth on Section 4.15(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity alleging any material defect or deficiencies or any material violation of any building, zoning, fire safety, health safety or other applicable law with respect to any structures, buildings, fixtures, equipment and other improvements (collectively, the “Facilities”) located on the Owned Real Property, the Leased Real Property, the USFS Permitted Property and the Canadian Permitted Property that are material to the operation of the business of the Company and the Company Subsidiaries as now being conducted and for which remain uncured.

(f)    Except as would not materially impair the operations of the business of the Company and the Company Subsidiaries as conducted in the ordinary course of business, all chairlifts, buildings, access roads, ski runs and other Facilities used in connection with the business of the Company and the Company Subsidiaries as now being conducted, are located on (i) Owned Real Property, Leased Real Property, Canadian Permitted Property or the USFS Permitted Property, or (ii) recorded easements or other written agreements in favor of the Company or a Company Subsidiary (the “Easements”) that allow the existence, operation and maintenance of the applicable chair lifts, buildings, access roads, ski runs or other Facilities.

(g)   Section 4.15(g) of the Company Disclosure Letter sets forth a true and complete list of all material property management agreements and any material amendments, modifications, extensions or terminations thereof (each a “Management Agreement”) whereby the Company or any Company Subsidiary manages any real property owned or partially owned by a third party and to which the Company or any Company Subsidiary is a party or by which any of them is bound.

(h)   The Real Property constitutes all of the material real property used in the business of the Company and the Company Subsidiaries as currently conducted and is sufficient for the operation thereof as currently conducted. With respect to the Real Property, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity threatening a suspension, revocation, modification or cancellation of any certificates of occupancy, permits, licenses, franchises, approvals and authorizations and which remains uncured. To the Company’s Knowledge, there does not exist any pending or threatened condemnation or eminent domain proceedings, lawsuits or administrative actions that affects any of the Real Property in any material respects and neither the Company nor any Company Subsidiary has received any written notice of the intention of any Governmental Entity to take or use any of the Real Property.

(i)    The Company and the applicable Company Subsidiaries have reasonably practical rights of ingress and egress with respect to the developed Real Property and the developed Real Property are served by all utilities or have self-sufficient utilities necessary for the current use and operation of such developed Real Property, in all material respects.

(j)    The Owned Real Property and the Leased Real Property in Quebec are not situated in an agricultural zone and thus, are not subject to the Act respecting the Preservation of Agricultural Land and Agricultural Activities, Compilation of Quebec Laws and Regulations, c. P-41.1 and are not considered as “farm land” within the meaning of the Act respecting the Acquisition of Farm Land by Non-residents, Compilation of Quebec Laws and Regulations, c. A-4.1.

Section 4.16           Intellectual Property.

(a)   Section 4.16(a) of the Company Disclosure Letter sets forth a complete and correct (in all material respects) list, as of the date hereof, of all registrations and applications for registration for Patents, Trademarks, Copyrights and Internet domain names owned by the Company and the Company Subsidiaries (“Registered Intellectual Property Rights”) indicating for each such item the applicable owner, filing or registration number and filing jurisdiction. All material Registered Intellectual Property Rights are subsisting and, to the Knowledge of the Company, enforceable and valid, and have not expired or been cancelled or abandoned.

(b)   Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Company Subsidiaries, the Company or a Company Subsidiary exclusively owns, has legally sufficient usage rights pursuant to an enforceable, written Contract, or otherwise has the legally sufficient right to use all Intellectual Property Rights that are material to or necessary for the conduct of the business of the Company and the Company Subsidiaries (the “Company Intellectual Property”); provided, however, that the foregoing representation and warranty shall not constitute a representation or warranty with respect to any actual or alleged infringement, misappropriation, or other violation of third-party Intellectual Property Rights. The Company or a Company Subsidiary is the owner of all Registered Intellectual Property Rights and all other material Intellectual Property Rights owned or purported to be owned by the Company or a Company Subsidiary, in each case free and clear of all Liens other than Permitted Liens.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Company Subsidiaries, to the Knowledge of the Company, (i) neither the operation of the business of the Company and the Company Subsidiaries, nor the Registered Intellectual Property Rights, nor any other products or services of the Company and the Company Subsidiaries infringes, misappropriates or otherwise violates, or, within the past two years, has infringed, misappropriated or otherwise violated, any Intellectual Property Rights of third parties, except as would not be material to the business of the Company or any Company Subsidiary, and (ii) as of the date hereof, there are and, within the past two years, have been, no suits, actions, claims, threats or proceedings pending or, to the Knowledge of the Company, threatened in writing that allege any such infringement, misappropriation or violation. The foregoing representation and warranty in this Section 4.16(c) is the sole representation and warranty herein with respect to any actual or alleged infringement, misappropriation, or other violation of Intellectual Property Rights by the Company or any Company Subsidiary. None of the Company Intellectual Property that is material to the business of the Company or any Company Subsidiary is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the ownership, use or licensing thereof by the Company or any Company Subsidiary as currently or contemplated to be used or licensed, as applicable.

(d)   The Company and the Company Subsidiaries have taken commercially reasonable steps to maintain and protect (i) the trade secrets and other material confidential material information of or held by the Company or the Company Subsidiaries, and (ii) the security of their information technology systems, including the data stored therein or transmitted thereby, and provide for the continuity, integrity, and security thereof.

(e)   The Company and the Company Subsidiaries have sufficient rights in all material respects to use all material software, middleware and systems, information technology equipment, and associated documentation as used in connection with the operation of their businesses (the “Business IT Assets”). The Business IT Assets operate and perform in all material respects as required in connection with the operation of the businesses of the Company and the Company Subsidiaries. The Business IT Assets have not materially malfunctioned or failed since December 31, 2015 to the date hereof. To the Knowledge of the Company, as of the date hereof, no Person has gained unauthorized access to any Business IT Assets, except as would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

Section 4.17           Labor Matters.

(a)   Section 4.17(a) of the Company Disclosure Letter sets forth a complete and correct (in all material respects) list, as of the date hereof, of all collective bargaining agreements or labor agreements that any of the Company or the Company Subsidiaries is party to with a labor organization (collectively, “Collective Bargaining Agreements”). The Company and the Company Subsidiaries have or will have complied (in all material respects) with any pre-Closing information obligation under any Collective Bargaining Agreement.

(b)   As of the date of this Agreement, with respect to employees of the Company or any Company Subsidiary: (a) there are no, and during the prior two years there have not been any, labor-related strikes, work stoppages, picketing, walkouts or lockouts pending or, to the Knowledge of the Company, threatened in writing, and (b) to the Knowledge of the Company, no labor organization or group of employees has made a presently pending written demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding or, to the Knowledge of the Company, threatened in writing, to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(c)   The Company and each Company Subsidiary is in material compliance, and has been in material compliance since July 1, 2015, with all applicable laws respecting wages and hours, worker classification, and withholding of Taxes.

Section 4.18           Anti-Takeover Provisions.

(a)   Assuming the accuracy of the representation contained in Section 3.08, no further action is required by the Company Board or any committee thereof or the stockholders of the Company to render inapplicable the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

(b)   There is no other state anti-takeover statute or regulation, any takeover-related provision in the Company Charter or the Company Bylaws, or any stockholder rights plan or similar agreement applicable to Parent, this Agreement or the Merger that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger

Section 4.19           Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Deutsche Bank Securities Inc., Moelis & Company and Houlihan Lokey, Inc. (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Prior to the date of this Agreement, the Company has provided to Parent true and complete copies (with redactions for total fees, provided that such fees shall be scheduled on Section 4.19 of the Company Disclosure Letter) of all engagement letters and similar or related agreements between the Company and the Company Subsidiaries, on the one hand, and any of the Company Financial Advisors and their Affiliates, on the other hand, pursuant to which the Company Financial Advisors could be entitled to any payment from the Company in connection with the transactions contemplated hereby.

Section 4.20           Opinion of Financial Advisor. The Company has received the oral opinions of the Company Financial Advisors, to be confirmed in writing, to the effect that, as of the date of this Agreement, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than Affiliates of Fortress Investment Group LLC). Copies of such opinions will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

Section 4.21           Insurance. Except as would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, all insurance policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its subsidiaries operate, and as is sufficient to comply with applicable Law

Section 4.22           Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, since July 1, 2015, no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.23           Privacy and Data Security.

(a)   To the Knowledge of the Company, as of the date hereof, at no time since January 1, 2015 to the date of this Agreement, has there been any material data security breach of any Business IT Assets or material unauthorized access, use, loss or disclosure of any Personal Information owned, used, maintained, received, or controlled by or on behalf of the Company or any Company Subsidiary, including any unauthorized access, use or disclosure of Personal Information that would constitute a breach for which notification to individuals and/or Governmental Entities is required under any applicable Information Privacy and Security Laws or Contracts to which the Company or any Company Subsidiary is a party.

(b)   Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company’s and each Company Subsidiary’s collection, maintenance, transmission, transfer, use, disclosure, storage, disposal and security of Personal Information has complied in all material respects since January 1, 2015 and materially complies as of the date hereof with (i) Information Privacy and Security Laws, (ii) Contracts to which the Company or any Company Subsidiary is a party that govern that Personal Information, (iii) PCI DSS and (iv) applicable privacy policies or disclosures posted to websites or other media maintained or published by the Company or any Company Subsidiary that govern Personal Information processed by the Company or the Company Subsidiary (the “Privacy Policies”). Since January 1, 2015 to the date hereof, no suit, claim, action, proceeding, arbitration, mediation or, to the Knowledge of the Company, investigation is pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary relating to the processing or security of Personal Information, except as would not individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Company Subsidiaries.

(c)   The Company and each Company Subsidiary has implemented, and is in material compliance with, a commercially reasonable cybersecurity program designed to protect Personal Information processed by the Company or a Company Subsidiary. The Company and each Company Subsidiary have performed all material security risk assessments required under Information Privacy and Security Laws, and has addressed, in a commercially reasonable manner, all material threats and deficiencies identified in those security risk assessments.

Section 4.24           Water Rights. The Company and its Subsidiaries have access to water that is sufficient for the operation of the business of the Company and its Subsidiaries in the ordinary course of business, and, to the Company’s Knowledge, except as set forth in Section 4.24 of the Company Disclosure Letter, there is no existing condition (and no written notice or threat regarding any such condition) that would reasonably be expected to result in the material diminution of such access.

Section 4.25           Lifetime Ski Passes. Section 4.25 of the Company Disclosure Letter sets forth a true and complete list of all issued lifetime season passes or similar lifetime benefits with respect to access to the Real Property.

Section 4.26           Passenger Tramways and Ropeways.

(a)   Except as set forth on Section 4.26(a) of the Company Disclosure Letter, none of the Company nor any of its Subsidiaries has had, since July 1, 2015, any passenger tramway, ropeway, chairlift, tow or gondola incident involving serious personal injury or death that required reporting to any applicable state Governmental Entity, Department of Industrial Relations, Division of Occupational Safety and Health, Elevator, Ride and Tramway Unit or the USFS pursuant to Section 7300 of the USFS Manual (collectively, the “Tramway Authorities”), or under any other applicable Laws.

(b)   Except as set forth on Section 4.26(b), each passenger tramway, ropeway, chairlift, tow or gondola operated by the Company or any of its Subsidiaries complies in all material respects with all applicable Laws, including all applicable Laws of the Tramway Authorities. There are no material defects or conditions affecting any passenger tramway, ropeway, chairlift, tow or gondola operated by the Company or any of its Subsidiaries which are “grandfathered” under Tramway Authorities or any other applicable Laws.

Section 4.27           No Other Representations or Warranties. Except for the representations and warranties contained in Article III or in any certificate delivered by Parent, HHC or Merger Sub to the Company (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), the Company acknowledges that (x) none of Parent, the Subsidiaries of Parent (including HHC and Merger Sub) or any other Person on behalf of Parent makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Company is not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement and (y) no person has been authorized by Parent, the Subsidiaries of Parent (including HHC and Merger Sub) or any other Person on behalf of Parent to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by Parent, HHC or Merger Sub as having been authorized by such entity.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01           Conduct of Business by the Company. Except (i) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (ii) as expressly permitted, contemplated or required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in the ordinary course of business consistent with past practice in all material respects, use its reasonable best efforts to keep intact its business organization and preserve its existing relations and goodwill with customers, suppliers, creditors, lessors and other Persons having business relationships with the Company or any Company Subsidiary; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in the Company Disclosure Letter; (ii) as expressly permitted, contemplated or required by this Agreement; (ii) as required by applicable Law; or (iii) with the prior written consent of Parent (which, in the case of clauses (d) through (p) and (r) below, shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a)   (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide, recapitalize or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b); or (iii) purchase, redeem, exchange or otherwise acquire, or offer to purchase, redeem, exchange or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Common Stock or other equity securities of the Company in connection with (A) the payment of the exercise price of Company Stock Options with Common Stock (including in connection with “net exercises”), (B) the withholding of Taxes in connection with the exercise, vesting and settlement of Company Stock Awards, and (C) forfeitures of Company Stock Awards;

(b)   issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws) (i) any shares of capital stock of the Company or any Company Subsidiary other than the issuance of Common Stock upon the exercise, vesting or settlement of Company Stock Awards in existence as of the date of this Agreement in accordance with the terms thereof; (ii) any new Company Stock Awards or other equity interests or voting securities of the Company or any Company Subsidiary; (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (v) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary; or (vi) any Company Voting Debt;

(c)   (i) amend the Company Charter or the Company Bylaws; or (ii) amend in any material respect the charter or organizational documents of any Company Subsidiary, except, in the case of each of the foregoing clauses (i) and (ii), as may be required by Law or the rules and regulations of the SEC or the NYSE;

(d)   make or adopt any change or election in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP or Law (or interpretations thereof);

(e)   directly or indirectly acquire or agree to acquire in any transaction any equity interest in or material business of any Person or division thereof or any properties or assets, except (i) acquisitions in the ordinary course of business consistent with past practice or as contemplated in the Company’s current capital expenditures plan approved by the Company Board that was made available to Parent (the “Capital Expenditures Plan”); (ii) acquisitions pursuant to Contracts in existence on the date of this Agreement; (iii) acquisitions in an amount not to exceed $5 million in the aggregate; or (iv) acquisitions with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(f)    except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(g), sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets or any interests therein other than (i) in the ordinary course of business consistent with past practice; (ii) pursuant to Material Contracts in existence on the date of this Agreement; (iii) in an amount not to exceed $2 million in the aggregate; or (iv) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(g)   incur, issue, refinance, assume, guarantee or become obligated with respect to any Indebtedness (other than any Indebtedness described in clause (iv) of the definition of Indebtedness) or cancel any Indebtedness or waive any rights of substantial value to the Company or any of the Company Subsidiary, including any write-off or compromise of any accounts receivable, except for (i) the incurrence of additional Indebtedness not to exceed $3 million; (ii) Indebtedness in replacement of existing Indebtedness (other than the Existing Company Debt); provided that the consummation of the Merger and other transactions contemplated hereby shall not conflict with, or result in any violation of or default under, such replacement Indebtedness; (iii) Indebtedness under the Company’s existing revolving credit facility provided that the amount outstanding thereunder at any time does not exceed the amount outstanding as of the date hereof by greater than $5 million in the aggregate; or (iv) Indebtedness between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(h)   enter into, amend, modify, extend or terminate any Collective Bargaining Agreement, except in the ordinary course of business consistent with past practice;

(i)    assign, transfer, cancel, fail to renew, fail to extend or terminate any material Company Permit;

(j)    except as permitted by Section 6.06, settle or compromise any material litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitration that involve the payment of monetary damages (excluding monetary damages that are fully covered by the Company’s insurance policies) in an amount not in excess of $2 million individually or $5 million in the aggregate by the Company or any Company Subsidiary and do not (i) involve material injunctive relief or impose material restrictions on the business or operations of the Company and the Company Subsidiaries (ii) knowingly involve any admission of any violations of Law or (iii) except for claims and litigation with respect to which an insurer (but neither the Company nor any Company Subsidiary) has the right to control the decision to settle;

(k)   abandon, encumber, convey title (in whole or in part), exclusively license or grant any material right or other licenses to material Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, other than in the ordinary course of business consistent with past practice;

(l)    fail to use commercially reasonable efforts to (i) keep in force material insurance policies and (ii) in the event of a termination, cancellation or lapse of any material insurance policies, obtain replacement policies providing insurance coverage with respect to the material assets, operations and activities of the Company and its Subsidiaries as is currently in effect;

(m)  make, change or revoke any material election with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(n)   (i) increase the compensation or benefits payable to any Employee other than increases of less than 5% of the compensation or benefits of any current non-executive employee of the Company or any Company Subsidiary; (ii) accelerate the time of payment, funding or vesting of any compensation or benefits payable to any Employee; or (iii) materially amend or terminate any Company Benefit Plan or adopt or enter into any plan, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof, in each case other than (A) as required by applicable Law, (B) as required by the terms of any Company Benefit Plan disclosed on Section 4.10(a) of the Company Disclosure Letter, or (C) as would not reasonably be expected to result in material liability, individually or in the aggregate, to Parent or any of its Affiliates (including, as of the Closing, the Company and the Company Subsidiaries);

(o)   other than in the ordinary course of business consistent with past practice, (i) terminate the employment of any non-seasonal, full-time Employee other than due to such Employee’s disability (except where prohibited by Law), for cause (as reasonably determined by the Company or any Company Subsidiary) or for poor performance, or (ii) hire any individual who is intended to be a full-time Employee whose base salary would be in excess of $250,000;

(p)   (i) other than in the ordinary course of business consistent with past practice, enter into, materially amend, terminate or waive any material right under any Contract that would be a Material Contract if in existence as of the date hereof or (ii) enter into any Material Contract that would be breached by, or require the consent of any other Person in order to continue such contract or agreement in full force following, consummation of the transactions contemplated by this Agreement;

(q)   adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of the Company or any Company Subsidiary (other than the Merger or in accordance with Section 5.04(d));

(r)    (i) change the pricing or rules in any material respect with respect to ski passes or lift tickets for the 2016-2017 and 2017-2018 ski seasons other than in the ordinary course of business consistent with past practice, (ii) issue any lifetime season pass or similar benefits other than lifetime season passes issued to employees at Stratton, Steamboat and Winter Park pursuant to their respective lifetime pass perks for long tenured employees and volunteers and consistent with past practice, (iii) enter into any new Confidential Pass Contract or (iv) amend any existing Confidential Pass Contract in a manner that would adversely impact the exclusivity provisions and/or termination rights of the Company with respect to such Confidential Pass Contract;

(s)   make or authorize capital expenditures except (i) as budgeted in the Capital Expenditures Plan; (ii) in an amount not to exceed $5 million in the aggregate; (iii) emergency capital expenditures; or (iv) to the extent permitted under Section 5.01(e)(i); or

(t)    agree to take any of the foregoing actions.

Section 5.02           Conduct of Business by Parent. Except as expressly permitted, contemplated or required by this Agreement, as required by applicable Law, with the prior written consent of the Company or as set forth on Section 5.02 of the Parent Disclosure Letter, from the date of this Agreement to the Effective Time, each of Parent, HHC and Merger Sub shall not take any actions or omit to take any actions that would or would be reasonably likely to materially impair, interfere with, hinder or delay the ability of Parent, the Company, HHC or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement.

Section 5.03           No Control. Nothing contained in this Agreement shall give Parent, HHC, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent, HHC and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04           No Solicitation by the Company; Company Board Recommendation.

(a)   Except as expressly permitted by Section 5.04(b) or Section 5.04(d), the Company shall, and shall cause each of the Company Subsidiaries, and its and their officers, directors, managers or employees, and shall instruct its accountants, consultants, legal counsel, financial advisors, investment bankers and agents and other representatives (collectively, “Representatives”) of the Company or the Company Subsidiaries, to: (i) immediately cease any existing solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any Alternative Proposal or any proposal that could be reasonably expected to result in an Alternative Proposal; (ii) promptly request the return or destruction of, and terminate access to any data room containing, any confidential information of the Company previously furnished to any Person in connection with a potential Alternative Proposal; and (iii) from the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, subject to the other provisions of this Section 5.04, not, and not to publicly announce any intention to, directly or indirectly, (A) solicit, initiate, knowingly encourage or facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”) (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.04 (such as responding to unsolicited phone calls solely to reference the restrictions in this Section 5.04) shall not be deemed to “facilitate” for purposes of, or otherwise constitute a violation of this Section 5.04), (B) furnish non-public information regarding the Company and the Company Subsidiaries to any Person in connection with an Inquiry or an Alternative Proposal, (C) enter into, continue or maintain discussions or negotiations with any Person with respect to an Inquiry or an Alternative Proposal, (D) otherwise cooperate with or assist or participate in or facilitate any discussions or negotiations (other than informing Persons of the provisions set forth in this Section 5.04 or contacting any person making an Alternative Proposal to ascertain facts or clarify terms and conditions for the sole purpose of the Company Board reasonably informing itself about such Alternative Proposal) regarding, or furnish or cause to be furnished to any Person or “Group” any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal, (E) approve, agree to, accept, endorse, recommend, execute or enter into any Alternative Proposal, (F) submit to a vote of its stockholders, approve, endorse or recommend any Alternative Proposal, (G) effect any Adverse Recommendation Change or (H) enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle or merger, acquisition, confidentiality or similar agreement contemplating or otherwise relating to any Alternative Proposal.

(b)   Notwithstanding anything to the contrary in Section 5.04(a), if the Company or any of its Subsidiaries or any of its or their respective Representatives receives a written Alternative Proposal by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to the receipt of the Company Stockholder Approval, if the Company has not materially breached its obligations under Section 5.04(a), the Company and its Representatives may, prior to (but not after) the receipt of the Company Stockholder Approval, take the actions set forth in clauses (i) or (ii) of this Section 5.04(b) if the Company Board (or any committee thereof) has determined, in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law: (i) furnish non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Person or “Group” making such Alternative Proposal in response to such Alternative Proposal, pursuant to the prior execution of (and the Company and/or Company Subsidiaries may enter into) an Acceptable Confidentiality Agreement; and (ii) enter into and maintain discussions or negotiations with any Person with respect to an Alternative Proposal.

(c)   Reasonably promptly (but in no event more than 24 hours) following receipt of any Alternative Proposal or any Inquiry, the Company shall advise Parent in writing of the receipt of such Alternative Proposal or Inquiry, and the terms and conditions of such Alternative Proposal or Inquiry (including, in each case, the identity of the Person or “Group” making any such Alternative Proposal or Inquiry), and the Company shall as reasonably promptly as practicable provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing; or (ii) a summary of the material terms of such Alternative Proposal or Inquiry, if oral. The Company agrees that it shall reasonably promptly provide to Parent any non-public information concerning the Company or any of its Subsidiaries that may be provided (pursuant to Section 5.04(b)) to any other Person or “Group” in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company shall keep Parent reasonably informed on a prompt basis of any material developments regarding the Alternative Proposal or any material change to the terms or status of the Alternative Proposal or Inquiry.

(d)   Notwithstanding anything herein to the contrary, at any time before, but not after, the Company Stockholder Approval is obtained, the Company Board may (i) upon any change, event, development, fact, occurrence or circumstance that affects the business, assets, results of operation or financial condition of the Company and its Subsidiaries, taken as a whole (other than any Alternative Proposal), that was not known or reasonably foreseeable to the Company as of the date hereof and becomes known prior to the time of the receipt of the Company Stockholder Approval, (A) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, in a manner adverse to Parent, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation, or (B) fail to publicly affirm the Company Recommendation in writing within ten Business Days after receipt of a written request by Parent to provide such affirmation following a publicly known Alternative Proposal (any of the foregoing being an “Adverse Recommendation Change”) (including, for the avoidance of doubt, recommending against the Merger or approving, endorsing or recommending any Alternative Proposal), and (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.04(d)) and the Company has not materially breached its obligations under Section 5.04(a), terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided that the Company Board may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d), unless:

(i)    the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board has received a Superior Proposal and shall include a copy of such Superior Proposal (or, where no such copy is available, a description of the material terms and conditions of such Superior Proposal), including if provided to the Company, copies of all material documentation relating to such Superior Proposal and the identity of the Person making the Superior Proposal (including any proposed financing commitments with respect to such Superior Proposal);

(ii)   during the Notice Period, the Company has negotiated, and has caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement, each Guaranty and the Commitment Letters so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute (in the judgment of the Company Board) a Superior Proposal, or in cases not involving a Superior Proposal, the failure to make such Adverse Recommendation Change (in the judgment of the Company Board after consultation with the Company’s financial advisors and outside legal counsel) would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; and

(iii)  after the completion of the Notice Period, the Company Board has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Parent, if any, and after consultation with the Company’s financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in cases not involving a Superior Proposal, that the failure to make such Adverse Recommendation Change continues to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

If during the Notice Period any material revisions are made to the Superior Proposal, the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 5.04(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three Business Day period above shall be deemed to be references to a two Business Day period.

(e)   Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal or from making any disclosure to the Company’s stockholders if the Company Board (after consultation with the Company’s outside legal counsel) concludes that its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(f)    For purposes of this Agreement:

(i)    “Alternative Proposal” means any bona fide proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company that would result in any Person or “Group” beneficially owning 20% or more of the outstanding equity interests of the Company or any successor or parent company thereto; (ii) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, asset sale, recapitalization, dividend, distribution, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or “Group” of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; or (v) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

(ii)   “Superior Proposal” means any written bona fide proposal or offer made by a third party or “Group” pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or “Group” would acquire, directly or indirectly, more than 50% of the Common Stock or assets of the Company and the Company Subsidiaries, taken as a whole; (A) on terms which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to the holders of Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (B) the conditions to the consummation of which are all reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal.

(iii)  “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive in the aggregate to the counterparty than the terms set forth in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from making any Alternative Proposal, acquiring the Company or taking any other similar action); provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.04.

ARTICLE VI

Additional Agreements

Section 6.01           Preparation of the Information Statement; Stockholder Written Consent.

(a)   Immediately after the execution of this Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company shall seek and shall use its reasonable best efforts to obtain as promptly as practicable, and in any event, within 24 hours following the execution and delivery of this Agreement by the parties hereto (the “Stockholder Consent Delivery Period”), an irrevocable written consent in the form attached as Exhibit B hereto from the holders of record of at least 67.8% of the aggregate voting power of the Common Stock (such written consent, as duly executed and delivered by all such record holders, the “Stockholder Written Consent”). In connection with the Stockholder Written Consent, the Company shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, the Company Charter and the Company Bylaws. As soon as practicable upon receipt of the Stockholder Written Consent by the corporate secretary of the Company and, in any event, prior to the expiration of the Stockholder Consent Delivery Period, if the Stockholder Written Consent is duly executed and delivered to the Company, the Company will provide Parent with a copy thereof (including by facsimile or other electronic image scan transmission), certified as true and complete by the corporate secretary of the Company.

(b)   As reasonably promptly as practicable following the date of this Agreement (and in any event on or before the date that is 20 Business Days after the date hereof), the Company shall prepare and cause to be filed with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Written Consent, the Merger and the other transactions contemplated by this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”), (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. In the event the Stockholder Written Consent is not obtained and Parent does not terminate this Agreement, in each case, as provided in Section 8.01(h), then the Company shall, as reasonably promptly as practicable following the date of the Stockholder Consent Delivery Period (and in any event on or before the date that is 20 Business Days after the Stockholder Consent Delivery Period), prepare and file with the SEC a proxy statement to be sent to the Company’s stockholders relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Parent shall furnish all information concerning Parent and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Information Statement or Proxy Statement, as applicable, and the Information Statement or Proxy Statement, as applicable, shall include all information reasonably requested by the Company to be included therein. The Company shall reasonably promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Information Statement or Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Information Statement or Proxy Statement, and Parent will cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Information Statement or Proxy Statement, as applicable (or any amendment or supplement thereto), or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on the Information Statement or Proxy Statement, as applicable, or response (including the proposed final version of the Information Statement or Proxy Statement or response) and (ii) shall consider in good faith all comments reasonably proposed by Parent. The Company shall use its reasonable best efforts to cause all documents it files with the SEC under this Section 6.01(a) to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder.

(c)   If at any time prior to the date that is 20 days after the Information Statement is first mailed to the Company’s stockholders, or, in the case of the Proxy Statement, prior to the Effective Time, any change occurs with respect to information supplied by Parent or its Affiliates for inclusion in the Information Statement or Proxy Statement, as applicable, which is required to be described in an amendment of, or a supplement to, the Information Statement or Proxy Statement, as applicable, Parent shall reasonably promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Information Statement or Proxy Statement, as applicable, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)   If at any time prior to the date that is 20 days after the Information Statement is first mailed to the Company’s stockholders, or, in the case of the Proxy Statement, prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Information Statement or Proxy Statement, as applicable, which is required to be described in an amendment of, or a supplement to, the Information Statement or Proxy Statement, as applicable, the Company shall reasonably promptly notify Parent of such event, and the Company shall as reasonably promptly as practicable file any necessary amendment or supplement to the Information Statement or Proxy Statement, as applicable, with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(d) shall limit the obligations of any party under Section 6.01(a).

(e)   Each of the Company and Parent shall use reasonable best efforts to cause the Information Statement to be (i) filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act and (ii) mailed to the stockholders of the Company, in each case as reasonably promptly as practicable (but in any event within five Business Days thereafter) after the latest of (A) confirmation from the SEC that it has no further comments on the Information Statement, (B) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (C) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement. In the event the Stockholder Written Consent is not obtained and Parent does not terminate this Agreement, in each case, as provided in Section 8.01(h), then the Company shall, as reasonably promptly as practicable after the SEC clears the Proxy Statement duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of (i) seeking the Company Stockholder Approval; and (ii) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger. In connection with the foregoing, the Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the Company’s stockholders; and (ii) subject to Section 5.04(d), solicit proxies in favor of the adoption of this Agreement and obtain the Company Stockholder Approval. The Company shall include the Company Recommendation in the Proxy Statement, except to the extent that the Company Board shall have made an Adverse Recommendation Change in compliance with Section 5.04(d). The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal or by the making of any Adverse Recommendation Change by the Company Board; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.04(d)(i) occurs less than 10 Business Days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than 10 Business Days after the later of such event.

Section 6.02           Access to Information; Confidentiality. Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, facilities, books, contracts, commitments, personnel (including outside accountants) and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions, (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary), including financial and operating data; provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any Law (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of January 3, 2017, between KSL Capital Partners Management IV, LLC and the Company (the “Confidentiality Agreement”).

Section 6.03           Efforts to Consummate.

(a)   Subject to the terms and conditions herein provided, each of Parent and the Company shall use their respective reasonable best efforts to reasonably promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as reasonably promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing and filing with a Governmental Entity as reasonably promptly as practicable all applications, notices, petitions, filings, ruling requests, and other documents necessary to consummate the transactions contemplated by this Agreement and to obtain as reasonably promptly as practicable all Consents necessary to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within 10 Business Days of the date of this Agreement, unless otherwise agreed by the parties, (B) make all other filings, including with respect to the USFS Permits and Canadian Permits, that are required to be made in order to consummate the transactions contemplated hereby pursuant to other Regulatory Laws with respect to the transactions contemplated hereby as reasonably promptly as practicable, (C) make all other filings, including with respect to the USFS Permits and Canadian Permits, that are required to be made in order to consummate the transactions contemplated hereby pursuant to other Regulatory Laws with respect to the transactions contemplated hereby as reasonably promptly as practicable, and (D) not extend any waiting period under the HSR Act, or enter into any agreement with the Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”), the Commissioner or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto (which shall not be unreasonably withheld, conditioned or delayed). Parent and the Company shall supply as reasonably promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act or any other Regulatory Law and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as possible (including complying with any “second request” for information or similar request from a Governmental Entity pursuant to other Regulatory Laws within no greater than 90 days from its date of issuance).

(b)   In connection with the actions referenced in Section 6.03(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Laws, each of Parent and the Company shall (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel promptly informed of any communication received by such party from, or given by such party to, the FTC, the DOJ, the Commissioner or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other in advance of any meeting or conference with the FTC, the DOJ, the Commissioner or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ, the Commissioner or such other Governmental Entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and (iv) permit the other party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ, the Commissioner or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of the Company and its Subsidiaries. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.03(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(c)   In furtherance and not in limitation of the covenants of the parties contained in Sections 6.03(a) and 6.03(b), Parent and the Company shall use reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the End Date, including defending (with sufficient time for resolution in advance of the End Date) through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ, the Commissioner or any other applicable Governmental Entity or any private party; and (ii) avoid or eliminate impediments under any Regulatory Law so as to enable the Closing to occur as soon as possible (and in any event no later than the End Date), provided, however, that none of the Guarantors or any of their Affiliates, Parent or the Company shall be required to, nor shall the Company, without the prior written consent of Parent, (x) agree to the sale, divestiture or disposition of such businesses, product lines, assets, contractual rights, or relationships of the Guarantors or any of their Affiliates, Parent, the Company and their respective Subsidiaries or (y) otherwise take or commit to take actions that after the Closing would limit the Guarantors’ or any of their Affiliates’ or Parent’s or its Subsidiaries’ (including the Company and the Company Subsidiaries) freedom of action with respect to, or its or their ability to operate or retain, one or more of the businesses, product lines or assets of the Guarantors or any of their Affiliates, Parent, the Company or their respective Subsidiaries. Subject to the Parent’s undertakings pursuant to this Section 6.03, the final determination of the appropriate course of action with respect to the actions contemplated in Section 6.03(b) and this Section 6.03(c) shall be made by Parent.

(d)   The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice shall specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement to the extent such consent is material to the Company and the Company Subsidiaries, taken as a whole; and (iii) any material written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.03(d) shall not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(e)   The Company acknowledges and agrees that Parent’s taking of any actions contemplated by Section 5.02 shall not be or be deemed a breach of Parent’s obligations under this Section 6.03 (it being acknowledged and understood that neither Section 5.02 nor this Section 6.03(e) shall affect Parent’s obligations with respect to payment of the Regulatory Termination Fee in accordance with Section 8.03 hereof).

(f)    The Company and the Parent shall use commercially reasonable efforts to notify the Forest Service of the transactions contemplated hereby as the same relate to the Winter Park Resort that is operated by the Company, and shall cooperate in good faith to respond to reasonable requests for information from the Forest Service in connection therewith.

Section 6.04           Company Stock Awards.

(a)   Company Stock Options. Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option, each then outstanding Company Stock Option (whether or not then vested and exercisable) shall terminate and be cancelled in exchange for the right to receive a single lump sum cash payment, equal to (i) the product of (A) the number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time, whether or not then vested, and (B) the excess, if any, of the Merger Consideration over the exercise price applicable to such shares of Common Stock subject to such Company Stock Option, less (ii) any applicable withholding for Taxes (the “Option Merger Consideration”). If the exercise price applicable to shares of Common Stock subject to such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall terminate and be canceled in exchange for no consideration. As of the Effective Time, each holder of Company Stock Options shall cease to have any rights with respect thereto, except the right to receive the Option Merger Consideration related to the applicable Company Stock Option payable in accordance with Section 2.01(c).

(b)   Company RSUs. Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company RSUs, each then outstanding Company RSU shall become fully vested and shall terminate and be canceled in exchange for the right to receive a single lump sum cash payment, equal to (i) the Merger Consideration, less (ii) any applicable withholding for Taxes (the “RSU Merger Consideration”). As of the Effective Time, each holder of Company RSUs shall cease to have any rights with respect thereto, except the right to receive the RSU Merger Consideration, payable in accordance with Section 2.01(c).

(c)   Termination of Company Stock Plan. As of the Effective Time, the Company Stock Plan shall be terminated, and no further Company Stock Awards or other rights with respect to Common Stock shall be granted thereunder.

(d)   Company Actions. Prior to the Effective Time, the Company shall take all actions as it determines in good faith to be necessary or appropriate to effectuate the actions contemplated by this Section 6.04.

Section 6.05           Indemnification, Exculpation and Insurance.

(a)   Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Company and the Company Subsidiaries to perform its obligations thereunder. Without limiting the foregoing, from and after the Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each individual who was prior to or is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who was prior to or is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within 10 Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the Surviving Company’s certificate of incorporation or bylaws (or comparable organizational documents) or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such person is not entitled to indemnification and (y) the Surviving Company and such Company Indemnified Party shall cooperate with each other in the defense of any such matter.

(b)   For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable, in the aggregate, to the insured persons than the directors’, officers’ and employees’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating with A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05(b) it shall obtain as much comparable insurance as possible for each year within such six-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase “tail” directors’ and officers’ liability insurance and fiduciary liability insurance for a period of six years for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail insurance exceed the Maximum Amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c)   The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d)   In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

Section 6.06           Transaction Litigation. From and after the date of this Agreement until the Closing Date, each of the Company and Parent shall promptly notify the other of any actions, suits, claims, litigations, investigations or proceedings commenced or, to any party’s knowledge, threatened against such party or any of its Subsidiaries, Affiliates, directors or officers in connection with, arising from or otherwise relating to the Merger or the other transactions contemplated by this Agreement. Subject to entry into a customary joint defense agreement, the Company shall give Parent the opportunity to consult with the Company and participate in the defense or settlement of any stockholder litigation against the Company, any Company Subsidiary and/or their respective directors or officers (each, a “Company Party”) relating to the Merger and the other transactions contemplated by this Agreement. None of the Company, any Company Subsidiary or any Representative of the Company shall compromise, settle or come to an arrangement regarding any such stockholder litigation, in each case unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the Company may compromise, settle or come to an agreement regarding stockholder litigation made or pending against a Company Party, if each of the following conditions are met: (i) the resolution of all such litigation requires payment from the Company or any of its Subsidiaries or Representatives in an amount not to exceed the amount set forth in Section 6.06 of the Company Disclosure Letter and/or the provision of disclosures to the stockholders of the Company relating to the Merger (which disclosures shall be subject to review and comment by Parent); (ii) the settlement provides for no injunctive relief; (iii) the settlement provides that Parent and its Subsidiaries and Representatives are released from all liability in connection therewith; and (iv) none of Parent, HHC, Merger Sub, the Company, and their respective Subsidiaries and Representatives are required to admit any wrongdoing as part of the settlement.

Section 6.07           Section 16 Matters. Prior to the Effective Time, the Company and Merger Sub each shall take all such steps as may be required to cause any dispositions of Common Stock (including derivative securities with respect to Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08           Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made with respect to any Alternative Proposal, Superior Proposal or related matters in accordance with Section 5.04 or any dispute between the parties regarding this Agreement or the transactions contemplated hereby, Parent and the Company shall provide an opportunity for the other party to review and comment upon any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to providing such opportunity to review and comment, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 6.08 shall limit the ability of any party hereto to make internal announcements to their respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.09           Employment and Company Benefits.

(a)   During the period beginning on the Closing Date and ending on the date that is 12 months after the Closing Date (or, such Company Employee’s shorter period of employment, as the case may be), Parent shall, or shall cause one of its Affiliates to, provide each Company Employee with (i) a base salary or hourly wage rate that is at least equal to the base salary or hourly wage rate provided to the Company Employee immediately prior to the Closing Date; (ii) a cash incentive opportunity that is at least equal to the cash incentive opportunity in effect for the Company Employee immediately prior to the Closing Date (it being understood that Parent will cause the Company to make the applicable payment in respect of such cash incentive opportunity that is earned or accrued in the 12 months after the Closing Date, at the time it would be payable in the ordinary course even if such payment date is after the conclusion of such 12-month period); and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to the Closing Date (excluding the benefits in clause (i) and (ii) and any equity incentive, retention, change in control or transaction-based incentive, defined benefit pension, and retiree health and welfare benefits). For purposes of this Agreement, “Company Employee” means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with the Surviving Company or any other Affiliate of Parent immediately following the Closing.

(b)   Parent shall provide each Company Employee who incurs a termination of employment during the period beginning on the Closing Date and ending on the date that is 12 months after the Closing Date with severance benefits that are no less favorable than the severance benefits to which such Company Employee would have been entitled with respect to such termination under the severance policies, practices and guidelines of the Company or any Company Subsidiary as in effect immediately prior to the Closing Date or, if greater, the severance benefits provided to similarly situated employees of Parent. Notwithstanding the foregoing, in no event shall this provision modify the terms or conditions of any written severance agreement with a Company Employee that is in effect prior to the Closing, each of which shall remain in full force and effect in accordance with the terms thereof following the Closing. For the avoidance of doubt, no Company Employee who receives severance in the event of termination pursuant to an employment or severance agreement shall also receive severance under any severance policy, practice or guideline after the Closing Date.

(c)   Parent shall, or shall cause the Surviving Company to, give each Company Employee full credit for such Company Employee’s service with the Company and any Company Subsidiary (and any Affiliates or predecessors thereto) for purposes of eligibility, vesting, and determination of the level of benefits (including, for purposes of vacation and severance, but not for purposes of benefit accruals under defined benefit pension plans) under any benefit plans maintained by Parent or any of its Affiliates (including the Surviving Company) in which the Company Employee participates to the same extent recognized by the Company immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or would result in retroactive application.

(d)   Parent shall, or shall cause one of its Affiliates to use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan maintained by Parent or any of its Affiliates (including the Surviving Company) that provides health benefits in which Company Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such Company Employees as of the Closing Date under the analogous Company Benefit Plan; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by a Company Employee and his or her eligible dependents an analogous Company Benefit Plans that is a health plan in which such Company Employee participated immediately prior to the Closing Date during the portion of the plan year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans maintained by Parent or any of its Affiliates (including the Surviving Company) in which such Company Employee is eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing Date.

(e)   To the extent permitted by applicable Law, the Company and Company Subsidiaries and Parent shall reasonably cooperate in good faith in achieving the intended purposes of Section 6.09(c) and Section 6.09(d).

(f)    Parent shall, or shall cause the Surviving Company to, comply with the Worker Adjustment and Retraining Notification Act of 1988, or any similar foreign, provincial, state or local Law, with respect to “employment losses” which would constitute a “mass layoff” or “plant closing” (each as defined in such Act) occurring at or after the Effective Time.

(g)   Parent shall, or cause the Surviving Company to, honor the terms of each Collective Bargaining Agreement until such Collective Bargaining Agreement otherwise expires pursuant to its terms or is modified by the parties thereto.

(h)   No provision of this Agreement shall (i) create any right in any Company Employee or any other Employee of the Company or any Company Subsidiary to continued employment by or service with Parent or the Company or their respective Affiliates, or preclude the ability of Parent or the Company or their respective Affiliates to terminate the employment of any employee for any reason; (ii) require Parent or the Company or any of their respective Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date (subject to the other provisions of this Section 6.09); or (iii) be treated as an amendment to any Company Benefit Plan or any other employee benefit plan, policy, program, agreement or arrangement of Parent or the Company or any of their respective Affiliates.

Section 6.10           Merger Sub; HHC; Parent Subsidiaries. Parent shall cause each of HHC, Merger Sub and any other applicable Affiliate of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.11           Financing.

(a)   Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide all cooperation with Parent and its Affiliates as is reasonably necessary and customary in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent, at Parent’s sole expense, including: (i) participation by members of management of the Company, the Company Subsidiaries and their respective Representatives in a reasonable number of meetings, conference calls, presentations, road shows, due diligence sessions, meetings with prospective lenders and investors, and sessions with rating agencies in connections with the Debt Financing, in each case upon reasonable advance notice and at times and locations to be mutually agreed; (ii) reasonably assisting Parent and the Financing Sources in the preparation of customary rating agency presentations, road show presentations, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information), lender presentations or other marketing and syndication documents and materials, in each case reasonably and customarily required to arrange financings of the type contemplated by the Debt Commitment Letter and otherwise reasonably cooperating with the marketing efforts of Parent and the Financing Sources for any portion of the Debt Financing; (iii) using commercially reasonable efforts to coordinate meetings between the Financing Sources and the current lenders to the Company and its Subsidiaries, (iv) furnishing Parent with (A) financial and other pertinent customary information (which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting, but in any case not including any footnote required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, or any executive compensation or similar information) regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent to consummate the Debt Financing (including such information as is customary to be included in marketing materials for indebtedness (or any documentation or deliverables in connection therewith) of the type contemplated by the Debt Financing) and (B)(I) all customary financial information of the Company and the Company Subsidiaries that is reasonably required to permit Parent to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company and the Company Subsidiaries as of and for the 12-month period ending on the last day of the most recently completed four-fiscal quarter period with respect to which financial statements have been delivered pursuant to clauses (II) and (III) below, prepared after giving effect to the Closing as if the Closing had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income), which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting, but in any case not including any footnote required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, or any executive compensation or similar information and without needing to change any fiscal period, (II) the audited consolidated balance sheets and related consolidated statements of income and cash flows of the Company and the Company Subsidiaries for the two most recently completed fiscal years ended at least 90 days prior to the Closing Date, (III) an unaudited consolidated balance sheet of the Company and the Company Subsidiaries as at the end of, and related statements of income and cash flows of the Company and the Company Subsidiaries for each subsequent fiscal quarter (other than the last fiscal quarter of the year) of the Company or the Company Subsidiaries subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause (II) and ended at least 45 days before the Bluebird Closing Date (in the case of this clause (III), without footnotes) (all such information in this clause (iii)(B), the “Required Information”); provided that, with respect to any pro forma financial statements or other information included in the Required Information, Parent shall be responsible for identifying to the Company the categories and types of post-Closing or pro forma cost savings, synergies, capitalization and other post-Closing pro forma adjustments desired to be reflected in such pro forma financial statements or other information; (v) at least 5 Business Days prior to the Closing Date, providing all documentation and other information about the Company and the Company Subsidiaries as is reasonably requested in writing by Parent which relates to Customary KYC Material or otherwise required as set forth in paragraph 2 of Exhibit C-1-1 to the Debt Commitment Letter (or substantially similar provisions in any Alternative Debt Financing), in each case, which has been requested at least eight calendar days prior to the Closing Date; (vi) facilitating substantially concurrently with the Closing all organizational actions by the Company and the Company Subsidiaries as may be requested by Parent in order to permit the consummation of such Debt Financing and to permit the proceeds thereof to be made available to Parent, its Subsidiaries, or the Company and the Company Subsidiaries; provided that no member of the board of directors (or equivalent governing body or Person) of the Company or any of the Company Subsidiaries shall be required to enter into any resolutions or take any action approving the Financing or any purchase agreement for any Financing that is effective before the Closing has occurred; (vii) executing customary closing documents as may be reasonably requested by Parent, including a certificate of the chief financial officer of the Company with respect to solvency matters in the form attached as Annex C-1 to the Debt Commitment Letter (or substantially similar provisions in any Alternative Debt Financing); (viii) facilitating the pledging of collateral substantially concurrently with the Closing (including the delivery of original share certificates, together with share powers executed in blank, with respect to the Company and the Company Subsidiaries), including obtaining such documentation and taking such other steps (including lien searches, payoff letters, lien releases and instruments of termination or discharge) reasonably requested by Parent in order to release all Liens over the properties and assets of the Company and the Company Subsidiaries securing obligations under the Indebtedness of the Company and the Company Subsidiaries and taking reasonable actions reasonably necessary to permit the Financing Sources to evaluate the Company and its Subsidiaries assets for the purpose of establishing collateral arrangements; and (ix) cooperating with the Financing Sources’ reasonable requests for due diligence to the extent reasonably available to the Company and as is reasonably required by Parent and customarily delivered in connection with financings of this type; provided, in each case in clauses (i) through (ix), that (W) nothing in this Section 6.11(a) shall involve the Company or the Company Subsidiaries entering into any binding agreement the effectiveness of which agreement is not conditioned on the Closing and does not terminate without liability to the Company or any of the Company Subsidiaries upon the termination of this Agreement if the Closing does not occur, (X) nothing in this Section 6.11(a) shall require cooperation to the extent that it (A) would cause any condition to Closing set forth in Section 7.01 or Section 7.03 to not be satisfied or otherwise cause any breach of this Agreement (including any representations or warranties thereunder), (B) would unreasonably interfere with the ongoing business or operations of the Company and the Company Subsidiaries, taken as a whole, (C) would result in the Company or any Company Subsidiary paying any commitment or other fee prior to the Effective Time (D) would result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any Laws or under any material contract to which the Company or any Company Subsidiaries is a party, (E) would require the Company to provide access to or disclose information that would otherwise be restricted from disclosure in accordance with the proviso in Section 6.02 or (F) would require the Company to prepare separate financial statements for any Company Subsidiary or accelerate or change any reporting period, or provide any legal opinions, comfort letters, or any other financial statements except as set forth in clauses (iii)(B)(I), (II) or (III) above, (Y) none of the Company or any of the Company Subsidiaries shall be required to execute and deliver any Financing Agreements or other agreements, pledge or security documents, or other certificates or documents in connection with the Financing that are effective prior to the Effective Time and (Z) Parent shall indemnify, defend and hold harmless (and such indemnity obligations shall be guaranteed by each Guarantor pursuant to the Guarantees) the Company and the Company Subsidiaries, and their respective pre-Closing directors, officers, employees and Representatives, from and against any liability or obligation in connection with the arrangement of the Financing and any information provided in connection therewith (other than information furnished by or on behalf of any of the Company and the Company Subsidiaries). If this Agreement is terminated for any reason, Parent shall reimburse the Company and the Company Subsidiaries for all reasonable out-of-pocket costs incurred by the Company and the Company Subsidiaries in connection with this Section 6.11(a) (including attorney fees and expenses). The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing, in accordance with customary practice; provided, that the logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company and the Company Subsidiaries or the reputation or the goodwill of the Company and the Company Subsidiaries. All non-public or otherwise confidential information regarding the Company obtained by Parent, HHC or Merger Sub or any of their respective Representatives pursuant to this Section 6.11(a) shall be kept confidential in accordance with the Confidentiality Agreement; provided that the Company agrees that Parent, HHC and Merger Sub may share non-public or otherwise confidential information with the rating agencies and Financing Sources and potential equity investors in connection with the Financing as contemplated by the Commitment Letters if the recipients of such information (A) are rating agencies and Financing Sources in connection with the Debt Financing as contemplated by the Debt Commitment Letter and agree to customary confidentiality arrangements, including customary “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, provided, in each case, that such confidentiality arrangements shall provide that the Company is a third-party beneficiary thereof and shall satisfy the confidentiality obligations under Regulation FD or (B) or are potential equity investors who agree to comply with the terms of the Confidentiality Agreement applicable to Representatives (as defined in the Confidentiality Agreement) and KSL Capital Partners Management IV, LLC is responsible to the Company for breaches of such agreement by such potential equity investors; provided that the Company is a third-party beneficiary with respect to the document joining such equity investors to the Confidentiality Agreement.

(b)   Parent, HHC and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain, or cause to be obtained, the proceeds of the Financing on the terms and conditions described in the Commitment Letters (including, as necessary, the “flex” provisions contained in the Redacted Fee Letter), including using its reasonable best efforts with respect to (i) maintaining in effect the Commitment Letters pursuant to their terms, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Financing Agreements”) consistent with the terms and conditions contained in the relevant Commitment Letter (including, as necessary, the “flex” provisions contained in the Redacted Fee Letter) or, if available, on other terms that are acceptable to Parent and would not (and the terms of each side letter and each other agreement, if any, relating to the Commitment Letters or the Financing Agreements will not), (w) reduce the aggregate amount of Financing below the amount required to consummate the transactions contemplated under this Agreement and any other amounts required to be paid in connection with the consummation of the transactions contemplated under this Agreement and to pay all related fees and expenses, (x) impose new or additional conditions precedent to the receipt of the Financing in a manner that would reasonably be expected to delay or prevent Closing in any respect, (y) adversely impact the ability of Parent, HHC or Merger Sub to enforce its rights against the Financing Sources and (z) otherwise adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent, HHC or Merger Sub to consummate the transactions contemplated herein, (iii) complying with all covenants and agreements of Parent, HHC and Merger Sub set forth in the Commitment Letters and the Financing Agreements to the extent a breach thereof could result in a failure of a condition precedent to the Financing or otherwise make the funding of the Financing less likely to occur and (iv) taking into account the expected timing of the Marketing Period, satisfying on a timely basis all conditions applicable to Parent, HHC and Merger Sub to obtaining the Financing. In the event that all conditions contained in the Debt Commitment Letter (other than the availability of the Equity Financing) have been satisfied (or upon funding will be satisfied), each of Parent, HHC and Merger sub shall use its reasonable best efforts to timely cause the Lenders to fund the Debt Financing and to otherwise enforce its rights under the Debt Commitment Letter (including through litigation). In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including any “flex” provisions applicable thereto), each of Parent, HHC and Merger Sub shall use its reasonable best efforts to arrange to obtain as promptly as practicable, on terms (taking into account any “flex” provisions applicable to such Alternative Debt Financing (as defined below)) that are not materially less favorable to Parent in any respect than the Debt Financing contemplated by such Debt Commitment Letters (including any “flex” provisions applicable thereto), as applicable, alternative sources of financing in an amount sufficient, when added to the portion of the Financing that is available, to consummate the transactions contemplated herein and pay any other amounts required to be paid in connection with the consummation of the transactions contemplated herein and to pay all related fees and expenses (“Alternative Debt Financing”) and to obtain, and, when obtained, to provide the Company with a copy of, a new financing commitment that provides for such Alternative Debt Financing (the “Alternative Debt Financing Commitment Letter”). For the purposes of this Agreement, the terms “Debt Commitment Letter” and “Redacted Fee Letter” shall be deemed to include any Alternative Debt Financing Commitment Letter or any fee letter referred to in such Alternative Debt Financing Commitment Letter with respect to any Alternative Debt Financing arranged in compliance with this Section 6.11(b) (and any Debt Commitment Letter and Redacted Fee Letter remaining in effect at the time in question) and the term “Debt Financing” shall be deemed to include any such Alternative Debt Financing. Notwithstanding anything in this Agreement to the contrary, each of Parent, HHC and Merger Sub expressly acknowledges and agrees that neither the availability nor terms of the Debt Financing or any Alternative Debt Financing are conditions to the obligations of Parent, HHC and Merger Sub to consummate the Merger.

(c)   Parent, HHC and Merger Sub shall provide to the Company prompt written notice (i) of any breach or threatened breach by any party of the Commitment Letters or the Financing Agreements of which Parent, HHC or Merger Sub has Knowledge that would reasonably be expected to adversely affect (including, with respect to timing, taking into account the expected timing of the Marketing Period) the Financing or the ability of Parent, HHC or Merger Sub to consummate the transactions contemplated herein, (ii) of any termination or threatened termination of the Commitment Letters or the Financing Agreements, and (iii) of any material dispute or disagreement between or among any parties to the Commitment Letters with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or the Financing Agreements). Parent, HHC and Merger Sub shall keep the Company informed on a reasonably current basis in reasonable detail of all material developments concerning the status of the Debt Financing, including its efforts to arrange the Debt Financing and provide the Company copies of the material definitive agreements for the Debt Financing and such other information and documentation available to them as shall be reasonably requested by the Company for purposes of monitoring the progress of the financing activities. Parent, HHC and Merger Sub shall not permit any amendment, modification or supplement to be made to, or any waiver of, any provision or remedy under or any replacement of the Commitment Letters or the Financing Agreements or side letters or other agreements, if applicable, that (w) reduce the aggregate amount of Financing below the amount required to consummate the transactions contemplated under this Agreement and any other amounts required to be paid in connection with the consummation of the transactions contemplated under this Agreement and to pay all related fees and expenses, (x) that expands on or imposes new conditions precedent to the funding of the Financing on the Closing Date that would reasonably be expected to adversely affect (including, with respect to timing, taking into account the expected timing of the Marketing Period) the Financing or the ability of Parent, HHC or Merger Sub to consummate the transactions contemplated herein, (y) adversely impact the ability of Parent, HHC or Merger Sub to enforce its rights against its Financing Sources or (z) otherwise reasonably be expected to make it less likely that the Financing would be funded or consummated or to impair, delay or prevent the transactions contemplated by this Agreement, or otherwise adversely affect, in any respect, the ability of Parent, HHC or Merger Sub to consummate the transactions contemplated by this Agreement, without the Company’s prior written consent (it being understood and agreed that, in any event, Parent may, (i) subject to the terms and restrictions set forth in the Debt Commitment Letter as in effect on the date of this Agreement, amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and (ii) increase the size of the Debt Financing in order to, among other things, provide for the financing of one or more additional transactions; provided that any agreements, amendments, modifications or supplements relating to such increase shall not expand on or impose new conditions precedent to the funding of the Debt Financing on the Closing Date that would reasonably be expected to adversely affect (including, with respect to timing, taking into account the expected timing of the Marketing Period) the Debt Financing or the ability of Parent, HHC or Merger Sub to consummate the transactions contemplated herein, (y) adversely impacts the ability of Parent, HHC or Merger Sub to enforce its rights against its Financing Sources or (z) could otherwise reasonably be expected to make it less likely that the Debt Financing would be funded or impair, delay or prevent the transactions contemplated by this Agreement, or otherwise adversely affect, in any respect, the ability of Parent, HHC or Merger Sub to consummate the transactions contemplated by this Agreement. Upon any such amendment, modification, supplement, waiver or replacement of the Debt Commitment Letter, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, modified, supplemented, waived or replaced, and Parent, HHC and Merger Sub shall promptly provide copies thereof to the Company.

Section 6.12           PassCo Surrender. The Company will use its reasonable best efforts after the date hereof to seek a waiver from the members of PASSCO LLC, a Delaware limited liability company (“PassCo”) with respect to the exclusivity period applicable to a party that withdraws from PassCo, pursuant to the Amended and Restated Limited Liability Company Agreement of PassCo, dated as of October 20, 2015 (the “PassCo Waiver”); provided that in the event that the PassCo Waiver is not obtained within two Business Days from the date hereof, the Company shall promptly cause Intrawest Operations Group, LLC to resign and withdraw as a member of PassCo effective as of the date hereof (the “Withdrawal”); provided further, that such resignation and the Withdrawal may be conditional upon the Closing. In the event that the members of PassCo do not accept such condition to the Withdrawal within one Business Day prior to Closing, the Company shall deliver the unconditioned Withdrawal upon Closing.

Section 6.13           Termination of Fortress Stockholders Agreement. The Company shall take all action necessary to terminate the Stockholder Agreement, dated as of January 30, 2014, by and among the Company, Intrawest Europe Holdings S.À.R.L. and Intrawest S.À.R.L. at the Closing.

ARTICLE VII

Conditions Precedent

Section 7.01           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)   Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)   Regulatory Approvals. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c)   No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order, decree, or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated hereby.

Section 7.02           Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the following conditions:

(a)   Representations and Warranties. (i) The representations and warranties of Parent, HHC and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 3.01, 3.02, 3.03(c) and 3.06) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties of Parent, HHC and Merger Sub contained in Sections 3.01, 3.02, 3.03(c) and 3.06 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any failures of such representations and warranties to be so true and correct that, individually or in the aggregate, are de minimis in nature and amount and (iii) the representations and warranties of Parent and Merger Sub contained in Section 3.03(c) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)   Performance of Obligations of Parent, HHC and Merger Sub. Parent, HHC and Merger Sub shall have performed in all material respects all material obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)   Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

Section 7.03           Conditions to Obligations of Parent, HHC and Merger Sub. The obligations of Parent, HHC and Merger Sub to consummate the Merger are further subject to the following conditions:

(a)   Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in the first sentence of Section 4.01(a), 4.01(b), 4.03(a) and Section 4.04, the first sentence of Section 4.08 and Section 4.19) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in the first sentence of Section 4.01(a), 4.01(b), 4.03(a), 4.04 and 4.19 shall be true and correct at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any failures of such representations and warranties to be so true and correct that, individually or in the aggregate, are de minimis in nature and amount, and (iii) the representations and warranties of the Company contained in the first sentence of Section 4.08 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time.

(b)   Performance of Obligations of the Company. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)   No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, occurrence, effect, change, event or development that has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)   Required USFS Permit. The Company or its Subsidiaries shall have obtained any consent, transfer, renewal, or reissuance with respect to the Required USFS Permit of the Company Disclosure Letter as required by the USFS in connection with the consummation of the Merger; provided, however, that if the USFS requires that the Company or its Subsidiaries obtain a renewal or reissuance of any Required USFS Permit, the renewed or reissued Required USFS Permit shall either (i) have the same terms and conditions as the current Required USFS Permit, (ii) have the same terms and conditions as those terms and conditions set forth in Exhibit C, or (iii) have terms and conditions, that when compared to the terms and conditions set forth in Exhibit C, do not result in a Steamboat Material Adverse Effect.

(e)   Required Canadian Permits. The Company or its Subsidiaries shall have obtained the consent, transfer, renewal, or reissuance, as applicable, with respect to at least thirteen of the Required Canadian Permits as required by any Governmental Entity in Canada in connection with the consummation of the Merger.

(f)    Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 7.03(a), 7.03(b) and 7.03(c) have been satisfied.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01           Termination. This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.01(d) and Section 8.01(f), whether before or after receipt of the Company Stockholder Approval):

(a)   by mutual written consent of the Company and Parent;

(b)   by either the Company or Parent:

(i)    if the Merger is not consummated on or before the End Date. The “End Date” shall mean February 1, 2018; provided, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement directly or indirectly causes, or results in, the failure of the Closing to be consummated by the End Date; provided, further, that if the Marketing Period has not expired by the End Date, then Parent may elect, in its sole discretion, to extend the End Date to the last day of the Marketing Period (but in no event shall such extension be more than five Business Days);

(ii)   if the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 6.03; or

(iii)  if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken on the Merger.

(c)   by the Company, if Parent, HHC or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent, HHC or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within 45 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d)   by the Company prior to the receipt of the Company Stockholder Approval in order to enter into a definitive written agreement providing for a Superior Proposal in compliance with Section 5.04(d); provided that the Company shall not enter into a Superior Proposal without first complying with the terms of Section 5.04(d); provided, further that the Company pays the Termination Fee prior to or simultaneously with such termination and enters into such definitive written agreement for the Superior Proposal simultaneously with such termination of this Agreement;

(e)   by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured within 45 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of this Agreement in any material respect;

(f)    by Parent prior to the receipt of the Company Stockholder Approval, in the event that an Adverse Recommendation Change shall have occurred;

(g)   by the Company, if (i) all of the conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than those conditions which by their terms are to be satisfied by the delivery of documents or taking of any other action at the Closing by any party, but subject to the satisfaction (or waiver) of such conditions at the Closing), (ii) Parent fails to consummate the transactions contemplated by this Agreement on the date which the Closing should have occurred pursuant to Section 1.02, (iii) the Company has notified Parent in writing that the Company is ready, willing and able to effect the Closing (subject to the satisfaction of all of the conditions set forth in Section 7.01 and Section 7.03), and (iv) Parent fails to consummate the Closing within three Business Days after the delivery of the notice described in the immediately preceding clause (iii); or

(h)   by Parent, if a copy of the Stockholder Written Consent evidencing that the Company Stockholder Approval has been obtained has not been delivered to Parent at the expiration of the Stockholder Consent Delivery Period.

Section 8.02           Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent, HHC or Merger Sub, other than the final sentence of Section 6.02, any expense reimbursement obligations and indemnification obligations of Parent contained in Section 6.11, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that, except as provided in Section 8.03, no such termination shall relieve any party from any liability or damages for any willful breach of this Agreement, except in the event that the Company pays to Parent the Termination Fee or Parent pays to the Company the Reverse Termination Fee. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any party to consummate the Merger and the other transactions contemplated hereby after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) shall constitute a willful breach of this Agreement.

Section 8.03           Fees and Expenses. Except as specifically provided for herein (including Section 6.11(a)), all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(a)   The Company shall pay to Parent (or its designees) a fee of $28,373,610 (the “Termination Fee”) if:

(i)    the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f) or Section 8.01(h); or

(ii)   (A) after the date hereof, an Alternative Proposal shall have been made, disclosed, announced, commenced or submitted by a third party to the Company and not publicly withdrawn at least five Business Days prior to the receipt of the Company Stockholder Approval or shall have been made, disclosed or announced directly to the Company’s stockholders generally by a third party and not publicly withdrawn at least five Business Days prior to the receipt of the Company Stockholder Approval; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), 8.01(b)(iii) or Section 8.01(e); and (C) within 12 months of such termination, the Company enters into a definitive Contract to consummate such Alternative Proposal and such Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.03(a)(ii), the references to 20% in the definition of “Alternative Proposal” shall be deemed to be references to 50.1%.

Any Termination Fee due under this Section 8.03(a) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement (or simultaneously with such termination, in the case of termination pursuant to Section 8.01(d)) and (y) in the case of clause (ii) above, on the date of consummation as referred to in clause (ii)(C) above.

(b)   In the event this Agreement is terminated by the Company pursuant to Section 8.01(c) or Section 8.01(g), Parent shall promptly pay or cause to be paid to the Company an amount equal to $66,205,091 (the “Reverse Termination Fee”). The Reverse Termination Fee shall be paid by wire transfer of same-day funds promptly (but in any event within two Business Days) after the termination of this Agreement. In no event shall Parent or any of its Affiliates be required to pay the Reverse Termination Fee on more than one occasion.

(c)   In the event that this Agreement is terminated or deemed terminated by the Company or the Parent pursuant to Section 8.01(b)(i) (solely to the extent that, at the time of such termination, the condition in Section 7.01(b) shall not have been satisfied) or Section 8.01(b)(ii) (solely to the extent that the Legal Restraint giving rise to such termination right relates to the HSR Act or Competition Act), and at the time of either such termination all of the other conditions set forth in Section 7.01 (other than Section 7.01(b) or Section 7.01(c) (solely to the extent that the Legal Restraint giving rise to such failure relates to the HSR Act, Competition Act or any other antitrust or competition laws), as applicable) and the conditions set forth in Section 7.03 have been satisfied (other than those conditions which by their terms cannot be satisfied until the Closing), then Parent shall promptly pay or cause to be paid to the Company an amount equal to $66,205,091 (the “Regulatory Termination Fee”). The Regulatory Termination Fee shall be paid by wire transfer of same-day funds promptly (but in any event within two Business Days) after the termination of this Agreement. In no event shall Parent or any of its Affiliates be required to pay (i) the Regulatory Termination Fee on more than one occasion or (ii) more than one of the Reverse Termination Fee, the Regulatory Termination Fee and the Permit Termination Fee.

(d)   In the event that this Agreement is terminated or deemed terminated by the Company or the Parent pursuant to Section 8.01(b)(i) (solely to the extent that, at the time of such termination, either of the conditions in Sections 7.03(d) or Section 7.03(e) (collectively, the “Permits Conditions” shall not have been satisfied)) or Section 8.01(b)(ii) (solely to the extent that the Legal Restraint giving rise to such termination right relates to the Permits Conditions), and at the time of either such termination all of the other conditions set forth in Section 7.01 (other than Section 7.01(b) or Section 7.01(c) (solely to the extent that the Legal Restraint giving rise to such failure relates to one or both of the Permits Conditions), as applicable) and the conditions set forth in Section 7.03 have been satisfied (other than those conditions which by their terms cannot be satisfied until the Closing), then Parent shall promptly pay or cause to be paid to the Company an amount equal to $66,205,091 (the “Permit Termination Fee”). The Permit Termination Fee shall be paid by wire transfer of same-day funds promptly (but in any event within two Business Days) after the termination of this Agreement. In no event shall Parent or any of its Affiliates be required to pay (i) the Permit Termination Fee on more than one occasion or (ii) more than one of the Reverse Termination Fee, the Regulatory Termination Fee and the Permit Termination Fee.

(e)   Notwithstanding any other provision of this Agreement, the parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent, HHC and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable, and, upon payment of the Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent, HHC and Merger Sub under this Agreement. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(f)    Notwithstanding anything to the contrary in this Agreement, the parties expressly acknowledge and agree that, if the Reverse Termination Fee or Regulatory Termination Fee is payable pursuant to this Section 8.03, (i) the Company’s receipt of the Reverse Termination Fee or the Regulatory Termination Fee, as applicable, from Parent together with any expense reimbursement obligations and indemnification obligations payable by Parent to the Company pursuant to Section 6.11 (“Recoverable Amounts”) shall be the sole and exclusive remedy of the Company or any of its Affiliates against Parent, the Financing Sources and any of their Affiliates or any of the former, current, or future general or limited partners, shareholders or equityholders, managers, members, directors, officers, employees, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing (collectively, “Parent Related Parties”) in connection with the termination of this Agreement and the transactions, documents and agreement contemplated by this Agreement and (ii) in no event shall Parent Related Parties be subject to (nor shall the Company or any of its Affiliates or any other Person seek to recover) monetary damages in excess of the Recoverable Amounts. Notwithstanding anything herein to the contrary, if Parent fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement or fails to perform in any manner (in any case, whether willfully, intentionally, unintentionally or otherwise), then except for a Judgment of specific performance prior to the termination of this Agreement as and only to the extent permitted by Section 9.10, the Company’s sole and exclusive remedy against Parent Related Parties for any breach, loss or damage shall be to terminate this Agreement and receive payment of the Recoverable Amounts from Parent only if and solely to the extent payable hereunder. Without limiting the foregoing, if Parent fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder in any manner (in any case, whether willfully, intentionally, unintentionally or otherwise), in no event shall the Company, its Subsidiaries or any of their respective former, current or future, direct or indirect, stockholders, directors, officers, employees, agents, representatives, Affiliates or assignees seek, or permit to be sought any monetary damages from Parent Related Parties, other than the payment of the Recoverable Amounts from Parent only if and solely to the extent payable hereunder. The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 9.10 and the payment of the Reverse Termination Fee or the Regulatory Termination Fee under this Section 8.03, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in (i) a Closing and (ii) the Reverse Termination Fee and/or the Regulatory Termination Fee.

Section 8.04           Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the Company’s stockholders without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the Company’s stockholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent or the Company. With respect to any amendment or modification to Section 8.03(e), this Section 8.04, Section 8.05, Section 9.07, Section 9.08, Section 9.10, Section 9.11, Section 9.12 or the definition of “Financing Sources” (and any provision of this Agreement to the extent an amendment or modification of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source, the prior written consent of the adversely affected Financing Source shall be required before any such amendment or modification may become effective.

Section 8.05           Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the Company’s stockholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. With respect to any waiver of, or extension to, this Section 8.05, Section 8.03(e), Section 8.04, Section 9.07, Section 9.08, Section 9.10, Section 9.11, Section 9.12 or the definition of “Financing Sources” (and any provision of this Agreement to the extent an extension or waiver of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source, the prior written consent of the adversely affected Financing Source shall be required before any such extension or waiver may become effective.

ARTICLE IX

General Provisions

Section 9.01           Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02           Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by facsimile or electronic mail (provided, however, that notice given by facsimile or email shall not be effective unless either (i) a duplicate copy of such facsimile or email notice is promptly given by one of the other methods described in this Section 9.02 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by facsimile or email or any other method described in this Section 9.02); or (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)   if to the Company, to:

Intrawest Resorts Holdings, Inc.
1621 18th Street, Suite 300
Denver, Colorado 80202
Email: legal@intrawest.com
Attention: Chief General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Facsimile:	(212) 735-2000
Email:	joseph.coco@skadden.com
marie.gibson@skadden.com
Attention:	Joseph A. Coco
Marie L. Gibson

(b)   if to Parent, HHC or Merger Sub, to:

Hawk Holding Company, LLC

c/o KSL Capital Partners, LLC
100 St. Paul St., Suite 800
Denver, CO 80206
Facsimile: (720) 284-6401
Email:	kevin.rohnstock@kslcapital.com
Attention:	Kevin Rohnstock

and to:

Hawk Holding Company, LLC
c/o Aspen Skiing Company
117 Aspen Airport Business Center
Aspen, CO 81611
Facsimile:
E-mail:	mkaplan@aspensnowmass.com
rdershowitz@aspensnowmass.com
Attention:	Mike Kaplan
Rana Dershowitz

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
1601 Wewatta St., Suite 900
Denver, CO 80202
Facsimile:	(303) 899-7333
E-mail:	paul.hilton@hoganlovells.com
kevin.burke@hoganlovells.com
Attention:	Paul Hilton
Kevin Burke

Section 9.03           Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Canadian Permits” means the park permits and licenses of occupation or other authorizations issued to the Company or any Company Subsidiary by the Province of British Columbia or any other Governmental Entity in Canada and any management or operating plans associated with those permits and licenses.

“Canadian Permitted Property” means the land described in the Canadian Permits.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company Material Adverse Effect” means any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, has (i) resulted or would reasonably be expected to result in a material delay or impediment to the ability of the Company to perform their obligations under this Agreement or to consummate the transactions contemplated hereby, or (ii) had or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that, in the case of clause (ii), any circumstance, occurrence, effect, change, event or development arising from or related to (except, in the case of clauses (a), (b), (c), (d), (e), (f) or (j) below, to the extent materially disproportionately affecting the Company and its Subsidiaries relative to other companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate effect shall be taken into account): (a) conditions affecting the United States or Canadian economy, or any other national or regional economy or the global economy generally; (b) political conditions (or changes in such conditions) in the United States or Canada or any other country or region in the world, declared or undeclared acts of war, cyber-attacks, sabotage or terrorism, epidemics or pandemics (including any escalation or general worsening of any of the foregoing) or national or international emergency in the United States or Canada or any other country or region of the world occurring after the date hereof; (c) changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index) and including changes or developments in or relating to currency exchange or interest rates; (d) changes required by GAAP (or interpretations thereof); (e) changes in any Laws (or interpretations thereof); (f) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate; (g) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Common Stock (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (h) the negotiation, execution or delivery of this Agreement, the performance by any party hereto of its obligations hereunder (other than its obligations set forth in the first sentence of Section 5.01) or the public announcement (including as to the identity of the parties hereto) or pendency of the Merger or any of the other transactions contemplated hereby including the impact thereof on relationships, contractual or otherwise with customers, suppliers on employees of the Company and its Subsidiaries (provided that this clause (h) shall not apply to Section 4.05(a) and solely to the extent taking into account such Section, Section 7.03); (i) changes in the Company’s credit rating (provided that the underlying causes of such decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (j) the occurrence of natural disasters, force majeure events or weather conditions adverse to the business being carried on by the Company and its Subsidiaries; (k) stockholder litigation arising from or relating to this Agreement, the Merger or any strategic alternatives considered by the Company; (l) any action required by the terms of this Agreement, or with the prior written consent or at the direction of Parent (or any action not taken as a result of a failure of Parent to consent to an action otherwise requiring Parent’s consent); or (m) any comments or other communications by Parent of its intentions with respect to the Surviving Company or the business of the Company, shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company RSU” means a restricted stock unit granted under the Company Stock Plan.

“Company Stock Award” means each Company Stock Option, Company RSU, and other award granted under the Company Stock Plan that may be settled in shares of Common Stock.

“Company Stock Option” means an option to purchase shares of Common Stock granted under the Company Stock Plan.

“Company Stock Plan” means the Intrawest Resorts Holdings, Inc. 2014 Omnibus Incentive Plan and any other outstanding equity incentive plan maintained by the Company or any Company Subsidiary.

“Company Subsidiary” means any Subsidiary of the Company.

“Competition Act” means the Competition Act (Canada), as amended.

“Confidential Pass Contract” means any Contract with respect to joint ski passes or lift tickets that provides access to any of the Real Property, on the one hand, and any real property owned or leased by any Person that is not an Affiliate of the Company or any Company Subsidiary.

“Customary KYC Material” means all documentation and other information about the Company and the Company Subsidiaries required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001, as amended from time to time), that in each case has been reasonably requested in writing by Parent at least ten calendar days prior to the Closing Date.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“Employee” means each current or former director, officer, employee or other individual service provider of the Company or any Company Subsidiary.

“Environmental Permits” means any Permit issued pursuant to any Environmental Law, including any USFS Permit and Canadian Permit.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person that, together with another Person, is treated as a single employer under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Company Debt” means the Credit Agreement, dated as of December 9, 2013, by and among Intrawest Operations Group, LLC, Intrawest Operations Group Holdings, LLC, certain designated subsidiaries of Intrawest Operations Group, LLC specified therein, various financial institutions specified therein, Bank of America, N.A., as successor-in-interest to Goldman Sachs Lending Partners LLC, and Goldman Sachs Bank USA, as amended and supplemented.

“Financing Sources” means the Lenders and the other entities, if any, that have committed to provide or arrange or otherwise enter into agreements in connection with all or any part of the Debt Financing or other financings (other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements or credit agreements entered into pursuant to the Debt Commitment Letter or relating thereto, together with their respective Affiliates, and their, and their respective Affiliates’, officers, directors, employees, agents and representatives, and their respective successors and assigns.

“Hazardous Substance” means any material, substance, radiation, or waste listed, defined or regulated under applicable Environmental Laws due to its hazardous, harmful, dangerous or deleterious qualities.

“HHC Board” means the Board of Directors of HHC.

 “ICA” means the Investment Canada Act (Canada), as amended.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person, including if the Company’s assets secure another entity’s Indebtedness, (iv) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person or (v) capitalized lease obligations or (vi) all Indebtedness of any Person other than the Company or its Subsidiaries, the payment of which the Company or its Subsidiaries is liable, directly or indirectly, as obligor, guarantor, surety, or otherwise.

“Information Privacy and Security Laws” shall mean all applicable Laws concerning the privacy, data protection, transfer or security of Personal Information, including, to the extent applicable, the following and their implementing regulations: the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, state data security laws, state data breach notification laws, state consumer protection laws, applicable laws and regulations relating to the transfer of Personal Information, and any applicable laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including, but not limited to, outbound calling and text messaging, telemarketing, and e-mail marketing).

“Intellectual Property Rights” means all intellectual property rights of every kind and description throughout the world, including (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (ii) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source of origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (iii) copyrights and copyrightable subject matter (“Copyrights”); (iv) rights in computer programs (whether in source code, object code or other form), algorithms, databases, compilations and data; (v) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies; (vi) Internet domain names; (vii) all rights in the foregoing and in other similar intangible assets; (viii) all applications and registrations for the foregoing; and (ix) all rights and remedies against past, present and future infringement, misappropriation or other violation thereof.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge of any one of the executive officers of the Company set forth in Section 9.03(a) of the Company Disclosure Letter, and, in the case of Parent, HHC and Merger Sub, the actual knowledge of any one of the executive officers of Parent set forth in Section 9.03 of the Parent Disclosure Letter, in each case.

“Laws” means all applicable foreign, federal, provincial, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, determinations, injunctions, common law rulings, awards (including, without limitation, awards of any arbitrator), and Judgments.

“Liens” means all pledges, liens, easements, rights-of-way, encroachments, restrictions on transfer, charges, mortgages, encumbrances, security interests, options, right of first refusal, right of way, servitudes, hypothecs or similar encumbrance.

“Marketing Period” means the first period of 20 consecutive Business Days commencing after the date hereof and throughout and at the end of which (a) Parent shall have received the Required Information from the Company pursuant to Section 6.11(a) and (b) the conditions set forth in Section 7.01 and Section 7.03 are satisfied (except for (i) those conditions that by their nature are to be satisfied at the Closing but subject to such conditions being capable of being satisfied if the Closing were to occur on any date within such period and (ii) the conditions set forth in Section 7.01(a) and Section 7.01(b), each of which must be satisfied no later than three Business Days prior to the final day of the Marketing Period (it being agreed that so long as the requirements of the Marketing Period are otherwise satisfied, the Marketing Period shall be extended until the satisfaction of such conditions)) and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period; provided that (i) July 3, 2017 shall be disregarded for purposes of calculating such 20 consecutive Business Day period, (ii) if such 20 consecutive Business Day period has not ended prior to August 18, 2017, then it will not commence until September 5, 2017) and (iii) November 24, 2017 shall be disregarded for purposes of calculating such 20 consecutive Business Day period and (iv) if such 20 consecutive Business Day period has not ended prior to December 18, 2017, then it will not commence until January 3, 2018. If the Company reasonably believes it has delivered the Required Information, it may deliver to Parent a written notice to that effect (stating when it reasonably believes it completed such delivery). The notice delivered by the Company shall be effective to start the Marketing Period as of the date of delivery of such notice (or such later date specified in such notice), unless on or prior to the second Business Day following delivery of the Company's notice, Parent delivers written notice to the Company stating that it does not believe the Company has delivered the Required Information and specifying in reasonable detail the Required Information that has not been received (provided that delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Information has, in fact, been delivered). Notwithstanding anything to the contrary in this Agreement, the Marketing Period shall end on any earlier date on which the proceeds of the Debt Financing are obtained in an amount sufficient to consummate the Closing.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“NYSE” means the New York Stock Exchange.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means, with respect to Parent, HHC or Merger Sub, any fact, circumstance, occurrence, effect, change, event or development that, individually or taken together with other circumstances, occurrences, effects, changes, events or developments, is or would be reasonably likely to materially prevent or impair, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business with respect to amounts not yet due and payable or which are being contested in good faith by appropriate proceedings; (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable; (iii) requirements and restrictions of zoning, building and other similar requirements or restrictions or applicable land use Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities which are not violated by the current use and operation of the Real Property (except for any violations that would not, individually or in the aggregate, materially affect the use and occupancy of the subject Real Property as currently used and occupied); (iv) licenses in Intellectual Property Rights granted in the ordinary course of business; (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings; (vi) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (vii) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods; (viii) Liens resulting from applicable United States federal or state securities Laws; (ix) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar financing arrangements; (x) the reservations, limitations, rights, provisos and conditions, if any, expressed in any grant or permit from any Governmental Entity or any similar authority including those reserved to or vested in any Governmental Entity; (xi) the rights of first refusal and options described in Section 9.03(b) of the Company Disclosure Letter; (xii) Liens that do not materially detract from the value of such property based upon its current use or interfere in any material respect with the current use, operation or occupancy by the Company or any Company Subsidiary of such property; (xiii) the items set forth in Section 9.03(c) of the Company Disclosure Letter; (xiv) if any, Liens securing the obligations of the Company and the Company Subsidiaries under existing Indebtedness, which will be released in connection with the Closing; and (xv) with respect to the Real Property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, which do not materially impair the occupancy, use or value of the subject Real Property for the purposes for which it is currently used in connection with the Company’s business, and (B) any conditions that may be shown by a current survey or physical inspection, which do not materially impair the occupancy, use or value of the subject Real Property for the purposes for which it is currently used in connection with the Company’s business.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Information” means: (i) any information, in any form, that could reasonably be used to identify, contact, or locate a single person; (ii) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws; or (iii) any information that is covered by PCI DSS.

“Real Property” means the Owned Real Property, the Leased Real Property, the Managed Real Property, the USFS Permitted Property, and the Canadian Permitted Property, together with any Facilities located thereon.

“Redacted Fee Letter” means a fee letter from a Financing Source in which the only redactions relate to fee amounts and the "market flex" flex provisions, provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or reduce the aggregate principal amount of the debt financing or other funding being made available by such Financing Source.

“Regulatory Laws” means the HSR Act, the Competition Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the environment.

“Required Canadian Permits” means the Canadian Permits set forth on Section 9.03(d) of the Company Disclosure Letter.

“Required USFS Permit” means the USFS Permit set forth on Section 9.03(e) of the Company Disclosure Letter.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Documents” shall have the meaning set forth in Credit Agreement, dated December 9, 2013, among Intrawest Operations Group Holdings, LLC, Intrawest Operations Group, LLC, the lenders party thereto, Goldman Sachs Bank USA, as issuing bank, and Goldman Sachs Lending Partner, LLC, as administrative agent, as amended from time to time.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Steamboat Material Adverse Effect” shall have the same meaning as a Company Material Adverse Effect, except that (i) any references to the “Company”, or “the Company and its Subsidiaries” shall instead refer to the Company's Steamboat ski resort and (ii) clauses (e) and (f), and all references thereto, shall be disregarded.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person).

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, together with any supplements or amendments thereto, filed or required to be filed with any Governmental Entity relating to Taxes.

“Taxes” means all federal, state, local, provincial, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, pension, environmental (under Section 59A of the Code), escheat, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts (whether disputed or not).

“USFS Permits” means all special use permits, authorizations, or consents issued or granted to the Company or the Company Subsidiaries by the Forest Service with respect to the real property that the Company or the Company Subsidiaries are entitled to use to conduct their businesses as currently conducted, each of which is listed on Section 4.13(c) of the Company Disclosure Letter, and any master development plans or other operating plans associated with those special use permits, authorizations or consents.

“USFS Permitted Property” means the national forest land described in the USFS Permits.

Section 9.04           Interpretation.

(a)   When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring by virtue of the authorship of any provisions of this Agreement.

(b)   For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible property” shall be deemed to include “corporeal property”, (d) “intangible property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim” and a resolutory clause, (f) all references to filing, registering or recording under the PPSA or UCC shall be deemed to include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of set-off” or similar expression shall be deemed to include a “right of compensation”, (i) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall be deemed to include a “mandatary”, (k) “construction liens” shall be deemed to include “legal hypothecs”; (l) “joint and several” shall be deemed to include solidary; (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall be deemed to include “ownership on behalf of another as mandatary”; (o) “servitude” shall be deemed to include easement; (p) “priority” shall be deemed to include “prior claim”; (q) “survey” shall be deemed to include “certificate of location and plan”; (r) “state” shall be deemed to include “province”; (s) “fee simple title” shall be deemed to include “absolute ownership”; “ground lease” shall be deemed to include “emphyteusis”.

Section 9.05           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. Notwithstanding anything to the contrary in this Section 9.05, the parties intend that the remedies and limitations thereon (including provisions that, subject to the terms and limitations set forth in Section 8.03, payment of the Reverse Termination Fee be the exclusive remedy for the recipient thereof and the limitation on liabilities of the Parent Related Party) contained in Article VIII and Section 9.10 to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases any Person’s liability or obligations hereunder or under the Financing or either Guaranty.

Section 9.06           Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07           Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter, the Confidentiality Agreement, the Debt Commitment Letter, the Equity Commitment Letter and each Guaranty, (a) constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) except for Section 6.04 and Section 6.05, and except for Section 6.11(a) (with respect to any expense reimbursement obligations and indemnification obligations), this Agreement is not intended to confer upon any Person other than the parties any rights or remedies; provided, that the provisions of this Section 9.07, Section 8.03(e), Section 8.04, Section 8.05, this Section 9.07, Section 9.08, Section 9.10, Section 9.11 and Section 9.12 (in each case as they relate to the Financing Sources) are intended to be for the benefit of, and shall be enforceable by, the Financing Sources. Without limiting the generality of the foregoing, Section 6.09 will not create any third-party beneficiary rights, nor will it be enforceable by any employee or any person representing the interests of employees, nor will anything herein be deemed an amendment to any employee benefit plan. Section 6.09 is solely an agreement between and for the benefit of the Company and Parent and will be enforceable by them. No term of this Agreement will be deemed to create any agreement or contract with any employee or to give any employee the right to be retained in the employment of the Company, its Subsidiaries or any of their Affiliates (including, after the Closing, Parent), or to interfere with the Company’s, its Subsidiaries’ or any of their Affiliates’ (including, after the Closing, Parent) right to terminate the employment of any employee at any time.

Section 9.08           GOVERNING LAW. THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE AND ANY ACTION OR PROCEEDING (WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE. Notwithstanding the foregoing, the parties hereto agree that any claim, action or proceeding of any kind or nature, whether at law or equity, in contract, in tort or otherwise involving the Financing Sources in connection with this Agreement or any of the transactions contemplated hereby or that may be based upon, arise out of or relate to the Debt Commitment Letter or the Debt Financing (including the transactions contemplated thereby) shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause application of the Law of any jurisdiction other than the State of New York.

Section 9.09           Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned subsidiary of Parent provided, further, that the rights, but not the obligations, of Merger Sub under this Agreement may be collaterally assigned to any agent in connection with the Debt Financing. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

Section 9.10           Specific Enforcement; Jurisdiction; Venue.

(a)   The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. To the extent any party brings a proceeding to enforce specifically the terms and provisions of this Agreement (other than proceeding to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the 10th Business Day following the resolution of such proceeding or (ii) such other time period established by the court presiding over such proceeding.

(b)   Notwithstanding Section 9.10(a) or anything else to the contrary in this Agreement, it is explicitly agreed that the Company shall be entitled to the granting of a decree or order of specific performance or other equitable relief of the obligations of Parent, HHC and Merger Sub to cause the Equity Financing to be funded and/or to consummate the Closing only in the event that (i) all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing) at the time Section 1.02 contemplated the Closing to occur, (ii) the Debt Financing has been funded or the Financing Sources have confirmed in writing to Parent and Merger Sub that the Debt Financing will be funded at the Closing if the Equity Financing is funded, in each case at the Closing, and (iii) the Company has irrevocably confirmed in writing to Parent and Merger Sub that if a decree or order of specific performance or other equitable relief is granted and the Equity Financing and Debt Financing are funded, then it would take all such actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, the foregoing sentence shall not apply to or otherwise limit the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the obligations of Parent, HHC and Merger Sub to cause the Equity Financing to be funded and the Closing to be consummated. In no event shall the Company or its Subsidiaries be entitled to receive both (x) a grant of specific performance of the consummation of the transactions contemplated by this Section 9.10(b) and (y) monetary damages to which it is entitled to pursuant to this Agreement; provided that the grant of specific performance results in a Closing.

(c)   Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Notwithstanding anything in this Agreement to the contrary, and except as otherwise provided for in the Debt Commitment Letter, each party hereto acknowledges and irrevocably agrees (on behalf of itself and its Affiliates) (x) that any action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing (including the transactions contemplated thereby) or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, county of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and the appellate courts thereof) and each party hereto submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and (y) not to bring or permit any of its Affiliates to bring or support anyone else in bringing any such action or proceeding in any other court. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.11           WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE DEBT COMMITMENT LETTER, THE DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING, IN EACH CASE, ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION THAT INVOLVES THE FINANCING SOURCES). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12           Non-Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth in this Agreement. Other than the Guarantors under their respective Guarantees, no former, current or future direct or indirect equity holders, controlling Persons, stockholders, representatives, members, managers, Affiliates, general or limited partners or assignees of any party hereto, the Guarantors or of any former, current or future direct or indirect equity holder, controlling Person, stockholder, representative, member, manager, general or limited partner, Affiliate, or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the parties hereto under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party hereto or another Person (including a claim to enforce the Commitment Letters) or otherwise. Notwithstanding anything to the contrary herein, the Company agrees on behalf of itself and its Affiliates and their respective members, partners, stockholders, agents, attorneys, advisors or representatives that none of the Financing Sources shall have any liability (whether in contract, tort, equity or otherwise) to any such person relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing), waives any rights or claims against any Financing Source in connection with this Agreement (and the transactions contemplated hereby), the Debt Commitment Letter or the Debt Financing (including the transactions contemplated thereby), whether at law or equity, in contract, in tort or otherwise, and agrees not to commence any action, arbitration, audit hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source in connection with this Agreement or the transactions contemplated hereunder (including relating to the Debt Financing (including the transactions contemplated thereby) or the Debt Commitment Letter). This Section 9.12 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successor and assigns of the Company.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent, HHC and Merger Sub have duly executed this Agreement, all as of the date first written above.

INTRAWEST RESORTS HOLDINGS, INC.

By:	/s/ Thomas F. Marano
Name: Thomas F. Marano
Title: Chief Executive Officer and President

[Signature Page to Merger Agreement]

HAWK HOLDING COMPANY, LLC

By:	/s/ Peter McDermott
Name: Peter McDermott
Title: Manager

HAWK HOLDING COMPANY, INC.

By:	/s/ Steven S. Siegel
Name: Steven S. Siegel
Title: Vice President

HAWK MERGER SUB, INC.

By:	/s/ Steven S. Siegel
Name: Steven S. Siegel
Title: Vice President

[Signature Page to Merger Agreement]

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	Section 5.04(f)(iii)
Adverse Recommendation Change	Section 5.04(d)
Affiliate	Section 9.03
Agreement	Preamble
Alternative Debt Financing	Section 6.11(b)
Alternative Debt Financing Commitment Letter	Section 6.11(b)
Alternative Proposal	Section 5.04(f)(i)
Book-Entry Shares	Section 2.01(c)
Business Day	Section 9.03
Business IT Assets	Section 4.16(e)
Canadian Permits	Section 9.03
Canadian Permitted Property	Section 9.03
Capital Expenditures Plan	Section 5.01(e)
Capital Stock	Section 4.03(a)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Closing Merger Consideration	Section 2.01(c)
Code	Section 9.03
Collective Bargaining Agreements	Section 4.17(a)
Commitment Letters	Section 3.09
Common Stock	Section 2.01
Company	Preamble
Company Benefit Plan	Section 4.10(a)
Company Board	Section 4.04
Company Bylaws	Section 4.01(a)
Company Charter	Section 4.01(a)
Company Disclosure Letter	Article IV
Company Employee	Section 6.09(a)
Company Financial Advisors	Section 4.19
Company Indemnified Parties	Section 6.05(a)
Company Intellectual Property	Section 4.16(b)
Company Material Adverse Effect	Section 9.03
Company Party	Section 6.06
Company Recommendation	Section 4.04
Company RSU	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Stock Award	Section 9.03
Company Stock Option	Section 9.03
Company Stock Plan	Section 9.03
Company Stockholder Approval	Section 4.04
Company Stockholders Meeting	Section 3.04
Company Subsidiary	Section 9.03

Company Voting Debt	Section 4.03(b)
Competition Act	Section 9.03
Confidential Pass Contract	Section 9.03
Confidentiality Agreement	Section 6.02
Consent	Section 3.03(b)
Consents	Section 3.03(b)
Contract	Section 3.03(a)
Copyrights	Section 9.03
Customary KYC Material	Section 9.03
Debt Commitment Letter	Section 3.09
Debt Financing	Section 3.09
Delaware Secretary	Section 9.03
DGCL	Recitals
Dissenter’s Rights	Section 2.03(a)
Dissenting Shares	Section 2.01(c)
DOJ	Section 6.03(a)
Easements	Section 4.15(f)
Effective Time	Section 1.03
Employee	Section 9.03
End Date	Section 8.01(b)(i)
Environmental Law	Section 4.13(a)
Environmental Permits	Section 9.03
Equity Commitment Letters	Section 3.09
Equity Financing	Section 3.09
Equity Investors	Section 3.09
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Exchange Act	Section 9.03
Excluded Contract	Section 4.14(b)
Existing Company Debt	Section 9.03
Facilities	Section 4.15(e)
Filed Company Contract	Section 4.14(a)
Filed Company SEC Documents	Article IV
Financing	Section 3.09
Financing Agreements	Section 6.11(b)
Financing Sources	Section 9.03
FTC	Section 6.03(a)
GAAP	Section 4.06(b)
Governmental Approvals	Section 6.03(a)
Governmental Entity	Section 3.03(b)
Guarantees	Recitals
Guarantors	Recitals
Guaranty	Recitals
Hazardous Substance	Section 9.03
HHC	Preamble
HHC Board	Section 9.03

HSR Act	Section 3.03(b)
ICA	Section 9.03
Indebtedness	Section 9.03
Information Privacy and Security Laws	Section 9.03
Information Statement	Section 6.01(b)
Inquiry	Section 5.04(a)
Intellectual Property Rights	Section 9.03
International Benefit Plan	Section 4.10(a)
International Pension Plans	Section 4.10(d)
IRS	Section 4.10(b)
Judgment	Section 3.03(a)
Knowledge	Section 9.03
Laws	Section 9.03
Leased Real Property	Section 4.15(b)
Legal Restraints	Section 7.01(c)
Lenders	Section 3.09
Letter of Transmittal	Section 2.02(b)
Liens	Section 9.03
Management Agreement	Section 4.15(g)
Marketing Period	Section 9.03
Material Contract	Section 4.14(b)
Maximum Amount	Section 6.05(b)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Board	Section 9.03
Merger Sub Common Stock	Section 2.01
Notice Period	Section 5.04(d)(i)
NYSE	Section 9.03
Option	Section 4.15(a)
Option Merger Consideration	Section 6.04(a)
Owned Real Property	Section 4.15(a)
Parent	Preamble
Parent Board	Section 9.03
Parent Disclosure Letter	Article III
Parent Material Adverse Effect	Section 9.03
Parent Related Parties	Section 8.03(f)
PassCo	Section 6.12
PassCo Waiver	Section 6.12
Patents	Section 9.03
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
PCI DSS	Section 9.03
Pension Plan	Section 4.10(d)
Permit	Section 3.03(b)
Permit Termination Fee	Section 8.03(c)

Permits	Section 3.03(b)
Permits Conditions	Section 8.03(c)
Permitted Liens	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Preferred Stock	Section 4.03(a)
Privacy Policies	Section 4.23(b)
Proxy Statement	Section 6.01(b)
Real Estate Leases	Section 4.15(b)
Real Property	Section 9.03
Recoverable Amounts	Section 8.03(f)
Redacted Fee Letter	Section 9.03
Registered Intellectual Property Rights	Section 4.16(a)
Regulatory Laws	Section 9.03
Regulatory Termination Fee	Section 8.03(c)
Release	Section 9.03
Representatives	Section 5.04(a)
Required Information	Section 6.11(a)
Required USFS Permit	Section 9.03
Reverse Termination Fee	Section 8.03(b)
RSU Merger Consideration	Section 6.04(b)
SEC	Section 9.03
Securities Act	Section 9.03
Security Documents	Section 9.03
Solvent	Section 3.11
SOX	Section 9.03
Stockholder Consent Delivery Period	Section 6.01(a)
Stockholder Written Consent	Section 6.01(a)
Subsidiary	Section 9.03
Superior Proposal	Section 5.04(f)(ii)
Surviving Company	Section 1.01
Tax Returns	Section 9.03
Taxes	Section 9.03
Termination Fee	Section 8.03(a)
Trademarks	Section 9.03
Tramway Authorities	Section 4.26(a)
USFS Permits	Section 9.03
USFS Permitted Property	Section 9.03
Withdrawal	Section 6.12

Exhibit A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTRAWEST RESORTS HOLDINGS, INC.

Pursuant to Sections 242 and 245 of the
Delaware General Corporation Law

Intrawest Resorts Holdings, Inc., a corporation organized and existing under the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.            The name of the Corporation is Intrawest Resorts Holdings, Inc. The Corporation was originally formed on August 30, 2013 as Intrawest Holdings, Inc., a Delaware corporation. It subsequently changed its name to Intrawest Resorts Holdings, Inc. on September 23, 2013. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on August 30, 2013, and a Restated Certificate of Incorporation was filed with the office of the Secretary of State of the State of Delaware on January 30, 2014.

2.            This Amended and Restated Certificate of Incorporation was duly adopted by the board of directors of the Corporation (the “Board of Directors”) and by the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL.

3.             This Amended and Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended or supplemented.

4.             Effective as of the date of its filing with the office of the Secretary of State of the State of Delaware, the text of the certificate of incorporation of the Corporation is restated in its entirety as follows:

ARTICLE I
NAME

The name of the corporation is Intrawest Resorts Holdings, Inc. (the “Corporation”).

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, in the County of New Castle, and the name of the registered agent for service of process at such address is Corporation Service Company.

ARTICLE III
PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation shall have all power necessary or convenient to the conduct, promotion or attainment of such acts and activities.

ARTICLE IV
CAPITAL STOCK

The total number of shares of stock that the Corporation shall have authority to issue is one hundred (100) shares, all of which shall be common stock having a par value of $0.001 per share.

ARTICLE V
BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by or under the direction of a board of directors. The directors of the Corporation shall serve until the annual meeting of the stockholders of the Corporation or until their successor is elected and qualified. The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation. Unless and except to the extent that the bylaws of the Corporation shall otherwise require, the election of the directors of the Corporation need not be by written ballot. Except as otherwise provided in this Certificate of Incorporation and the bylaws of the Corporation, each director of the Corporation shall be entitled to one vote per director on all matters voted or acted upon by the board of directors.

ARTICLE VI
LIMITATION OF LIABILITY; INDEMNIFICATION

To the fullest extent permitted by law, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit. The Corporation shall indemnify its directors and officers to the fullest extent permitted by law. The Corporation, by approval of its board of directors, may in its discretion, indemnify the Corporation’s employees and agents. Any repeal or modification of this Article VI shall be prospective only and shall not adversely affect any right or protection of, or any limitation of the liability of, a director or officer of the Corporation existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

ARTICLE VII
BYLAWS

In furtherance and not in limitation of the powers conferred by the DGCL, the board of directors of the Corporation is expressly authorized and empowered to adopt, amend and repeal the bylaws of the Corporation.

ARTICLE VIII
RESERVATION OF RIGHT TO AMEND CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware in force at the time may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of any nature conferred upon stockholders, directors, or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article VIII.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this ____ day of ______, 2017.

INTRAWEST RESORTS HOLDINGS, INC.

By:
Name:
Title:

Exhibit B

WRITTEN CONSENT
OF CERTAIN STOCKHOLDERS OF
INTRAWEST RESORTS HOLDINGS, INC.

Pursuant to Section 228 and 251 of the
Delaware General Corporation Law

Pursuant to Section 228 and 251 of the Delaware General Corporation Law (the “DGCL”) and as authorized by the Restated Certificate of Incorporation and the Amended and Restated Bylaws of Intrawest Resorts Holdings, Inc., a Delaware corporation (the “Company”), the undersigned (the “Stockholders”), being the holders of (i) 27,038,250 shares of the common stock of the Company, $0.01 per share (the “Common Stock”) and (ii) constituting at least a majority of the voting power of the issued and outstanding shares of capital stock of the Company, do hereby irrevocably consent in writing to the following actions and the adoption of the following resolutions in lieu of a meeting of stockholders:

WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 7, 2017, among Hawk Holding Company, LLC, a Delaware limited liability company (“Parent”), Hawk Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, a copy of which has been provided to the Stockholders and is attached hereto as Exhibit A, pursuant to which, among other things, Merger Sub will be merged with and into the Company and the Company will continue as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the Merger Agreement provides that each share of Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than (i) shares of Common Stock owned by the Company, Parent, HHC, Merger Sub or any of their respective wholly owned subsidiaries and (ii) shares that are held by any person who is entitled to demand and properly demands appraisal in respect of such shares pursuant to, and complies in all respects with, Section 262 of DGCL), shall be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement);

WHEREAS, the Board of Directors of the Company has duly adopted resolutions (i) determining that the terms of the Merger Agreement, the Merger and the other transactions contemplated thereby are fair and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommending adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, by the stockholders of the Company;

WHEREAS, the undersigned have received a copy of the Merger Agreement and the exhibits and attachments thereto and have reviewed the Merger Agreement and such other information as they believed necessary to make an informed decision concerning their vote on the adoption of the Merger Agreement, and the undersigned have had the opportunity to consult with their own legal, tax and/or financial advisors regarding the consequences to them of the Merger, the Merger Agreement and the execution of this written consent;

WHEREAS, the affirmative vote in favor of the adoption of the Merger Agreement by a majority of the votes entitled to be cast thereon by the stockholders of the Company is required pursuant to Section 251 of the DGCL; and

WHEREAS, the undersigned desire to waive any rights to appraisal of the fair value of such stockholder’s shares of Common Stock and rights to dissent from the Merger that the undersigned may have, whether pursuant to the DGCL or otherwise.

NOW, THEREFORE, BE IT RESOLVED, that the Merger Agreement and the transactions and agreements contemplated thereby, including the Merger, be, and the same hereby are, adopted and approved in all respects;

FURTHER RESOLVED, that each of the undersigned hereby irrevocably waives any rights to appraisal of the fair value of such stockholder’s shares of Common Stock and any rights to dissent from the Merger that the undersigned may have, whether pursuant to the DGCL or otherwise; and

FURTHER RESOLVED, that each of the undersigned hereby waives compliance with any and all notice requirements imposed by the Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company, the DGCL and any other applicable law. This written consent is effective upon execution and may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the undersigned has executed this written consent on the date first set forth under its name below.

INTRAWEST EUROPE HOLDINGS S.À R.L.

By:
Name:
Title:

Dated:________________, 2017

By:
Name:
Title:

Dated:________________, 2017

IN WITNESS WHEREOF, each of the undersigned has executed this written consent on the date first set forth under its name below.

INTRAWEST S.À R.L.

By:
Name:
Title:

Dated:________________, 2017

By:
Name:
Title:

Dated:________________, 2017

Exhibit C

Auth ID: #AUTH_ID#	FS-2700-5b (v. 12/2015)
Contact ID: #HOLDER_ID#	OMB No. 0596-0082
Expiration Date: #EXPIRATION_DATE#
Use Code: #USE_CODE#

U.S. DEPARTMENT OF AGRICULTURE
FOREST SERVICE
SKI AREA TERM SPECIAL USE PERMIT
AUTHORITY:
National Forest Ski Area Permit Act of 1986 (16 U.S.C. 497b)

<Delete all user notes before printing.>

Holder Name, Address, City, State, and Zip Code.

Holder Name (the holder) is authorized to use and occupy National Forest System (NFS) lands on the National Forest, subject to the terms and conditions of this term special use permit (the permit).

This permit covers number acres in township, range, and section (the permit area), as shown on the map attached as Appendix A. This permit is issued for the purpose of [describe purpose]:

Improvements authorized in the permit area are listed in Appendix B.

Services authorized in the permit area are listed in Appendix C.

TERMS AND CONDITIONS

I. GENERAL TERMS

A. AUTHORITY. This permit is issued pursuant to the National Forest Ski Area Permit Act of 1986, 16 U.S.C. 497b, and

36 CFR Part 251, Subpart B, as amended, and is subject to their provisions.

B. AUTHORIZED OFFICER. The authorized officer is the Forest Supervisor or a subordinate officer with delegated authority.

C. TERM. This permit shall expire at midnight on [date], [number of years (NTE/40)] from the date of issuance. Expiration of this permit shall not require notice, a decision document, or any environmental analysis or other documentation.

D. CONTINUATION OF USE AND OCCUPANCY. Upon expiration of this permit the use and occupancy authorized by this permit may not continue unless a new permit is issued. The authorized officer may prescribe new terms and conditions when a new permit is issued. Prior to expiration of this permit, the holder may apply for a new permit that would renew the use and occupancy authorized by this permit. Applications for a new permit must be submitted at least one year prior to expiration of this permit. Continuation of the use and occupancy authorized by this permit shall be at the sole discretion of the authorized officer. At a minimum, before issuing a new permit the authorized officer shall ensure that (1) the use and occupancy to be authorized by the new permit is consistent with the standards and guidelines in the applicable land management plan; (2) the use and occupancy to be authorized by the new permit is the same as the type of use and occupancy authorized by this permit; and (3) the holder is in compliance with all the terms of this permit.

E. AMENDMENT

1. This permit may be amended in whole or in part by the Forest Service when, at the discretion of the authorized officer, such action is deemed necessary or desirable to incorporate new terms that are required by law, regulation, the applicable land management plan, or projects and activities implementing a land management plan pursuant to 36 CFR Part 218.

2. At the sole discretion of the authorized officer, this permit may be amended to remove authorization to use any NFS lands not specifically covered in the master development plan for this permit or not needed for the use and occupancy authorized by this permit.

3. The holder may apply for an amendment to this permit to cover new or changed uses or areas. In approving or denying an amendment, the authorized officer shall consider, in addition to the requirements in applicable laws and regulations, the findings or recommendations of other affected agencies and whether the new or changed use or area can be accommodated by an amendment to this permit, or whether a new permit should be issued.

F. COMPLIANCE WITH LAWS, REGULATIONS, AND OTHER LEGAL REQUIREMENTS. In exercising the privileges granted by this permit, the holder shall comply with all present and future federal laws and regulations and all present and future state, county, and municipal laws, regulations, and other legal requirements that apply to the permit area, to the extent they do not conflict with federal law, regulation, or policy. The Forest Service assumes no responsibility for enforcing laws, regulations, and other legal requirements that fall under the jurisdiction of other governmental entities.

G. NON-EXCLUSIVE USE. The use and occupancy authorized by this permit are not exclusive. The Forest Service reserves the right of access to the permit area, including a continuing right of physical entry to the permit area for inspection, monitoring, or any other purpose consistent with any right or obligation of the United States under any law or regulation. The Forest Service reserves the right to allow others to use the permit area in any way that is not inconsistent with the holder’s rights and privileges under this permit, after consultation with all parties involved. Except for any restrictions that the holder and the authorized officer agree are necessary to protect the installation and operation of authorized improvements, the permit area shall remain open to the public for all lawful purposes.

H. ASSIGNABILITY. This permit is not assignable or transferable.

I. TRANSFER OF TITLE TO THE IMPROVEMENTS

1. Notification of Transfer. The holder shall notify the authorized officer when a transfer of title to all or part of the improvements is planned.

2. Transfer of Title. Any transfer of title to the improvements covered by this permit shall result in termination of the permit. The party who acquires title to the improvements must submit an application for a permit. The Forest Service is not obligated to issue a new permit to the party who acquires title to the improvements. The authorized officer shall determine that the applicant meets requirements under applicable federal regulations.

<Select the following clause I.I.3 when a direct, wholly owned subsidiary of the holder owns some of the authorized improvements. Otherwise omit the following clause.>

3. Ownership of Certain Personal Property by the Holder’s Subsidiary. To comply with current federal tax law, certain personal property authorized by this permit, i.e., the lift towers and moving parts, which constitute approximately [amount less than 20 percent] percent of the total improvements authorized by this permit, are owned by the holder’s direct, wholly owned subsidiary, [name of subsidiary]. For purposes of this permit, this personal property shall be treated as if it were directly owned by the holder. The construction, operation, and maintenance of this personal property must satisfy all applicable permit requirements. During the term of this permit, the ownership of this personal property shall not be transferred to any individual or entity other than another direct, wholly owned subsidiary of the holder, or, if permitted by changes in federal tax law, the holder. Transfer of the ownership of this personal property from [name of subsidiary] to another direct, wholly owned subsidiary of the holder or to the holder shall not be considered a change in ownership of the authorized improvements for purposes of 36 CFR 251.59 and clause I.J.2 of this permit. Transfer of the ownership of this personal property to any other individual or entity shall be subject to 36 CFR 251.59 and clause I.J.2 of this permit. As long as this personal property is owned by [name of subsidiary] or another direct, wholly owned subsidiary of the holder, the holder shall own all the issued and outstanding common stock of [name of subsidiary] or that other subsidiary.

J. CHANGE IN CONTROL OF THE BUSINESS ENTITY

1. Notification of Change in Control. The holder shall notify the authorized officer when a change in control of the business entity that holds this permit is planned.

a. In the case of a corporation, control is an interest, beneficial or otherwise, of sufficient outstanding voting securities or capital of the business so as to permit the exercise of managerial authority over the actions and operations of the corporation or election of a majority of the board of directors of the corporation.

b. In the case of a partnership, limited partnership, joint venture, or individual entrepreneurship, control is a beneficial ownership of or interest in the entity or its capital so as to permit the exercise of managerial authority over the actions and operations of the entity.

c. In other circumstances, control is any arrangement under which a third party has the ability to exercise management authority over the actions or operations of the business.

2. Effect of Change in Control. Any change in control of the business entity as defined in clause J.1 shall result in termination of this permit. The party acquiring control must submit an application for a special use permit. The Forest Service is not obligated to issue a new permit to the party who acquires control. The authorized officer shall determine whether the applicant meets the requirements established by applicable federal regulations.

II. IMPROVEMENTS

A. LIMITATIONS ON USE. Nothing in this permit gives or implies permission to build or maintain any structure or facility or to conduct any activity unless specifically authorized by this permit. Any use not specifically authorized by this permit must be proposed in accordance with 36 CFR 251.54. Approval of such a proposal through issuance of a new permit or permit amendment is at the sole discretion of the authorized officer.

B. PLANS. All plans for development, layout, construction, reconstruction, or alteration of improvements in the permit area, as well as revisions to those plans, must be prepared by a licensed engineer, architect, landscape architect, or other qualified professional acceptable to the authorized officer. These plans and plan revisions must have written approval from the authorized officer before they are implemented. The authorized officer may require the holder to furnish as-built plans, maps, or surveys upon completion of the work.

C. MASTER DEVELOPMENT PLAN. The holder shall prepare and maintain, in a form acceptable to the Forest Service, a master development plan (MDP) encompassing the entire winter sports resort presently envisioned for development in connection with the NFS lands authorized by this permit. The MDP should encompass all NFS lands authorized for use by this permit. For planning purposes, a capacity for the ski area measured in people-at-one time shall be established in the MDP. Upon acceptance by the authorized officer, the MDP shall become a part of this permit. Overall development at the ski area authorized by the permit shall not exceed the capacity established in the MDP, and additional construction beyond maintenance of existing improvements at the ski area covered by this permit shall not be authorized without amendment of the MDP and without the requisite environmental analysis and documentation needed to support that additional construction or development under the National Environmental Policy Act (NEPA). The holder shall propose any changes to the MDP in a form acceptable to the Forest Service and shall submit the proposed changes to the authorized officer. Once accepted, the revised MDP shall become a part of this permit. Acceptance of the original or revised MDP by the authorized officer does not authorize new development or uses. The authorized officer’s acceptance of the original or revised MDP does not constitute approval of its contents or provide any assurance that any particular item in the original or revised MDP will be authorized by the Forest Service or constructed by the holder. No rights or obligations of the holder or the Forest Service are determined by the authorized officer’s acceptance of the original or revised MDP, nor do any legal consequences, including the requirement to conduct environmental analysis under NEPA, flow from the authorized officer’s acceptance of the original or revised MDP.

D. SITE DEVELOPMENT SCHEDULE. The holder and the Forest Service jointly shall prepare a site development schedule, which shall become part of this permit, before any construction occurs in the permit area. The site development schedule shall list improvements in the master development plan and any amendments to the plan in order of priority, the starting date for their construction, and the due date for their completion. All required plans and specifications for improvements included in the site development schedule shall be properly certified and submitted to the authorized officer at least 45 days before the starting date for their construction. The holder may accelerate the scheduled date for completion of any improvement, as long as the other scheduled improvements are completed on time and to the satisfaction of the authorized officer. Any other changes to the site development schedule must have prior written approval from the authorized officer. Pursuant to clause IV.L, the authorized officer may require a performance bond for improvements constructed under a site development schedule.

E. ROPEWAY PLANS AND SPECIFICATIONS. All plans for uphill equipment and infrastructure shall be properly certified as being in accordance with the American National Standard Institute (ANSI)’s Standard Safety Requirements for Aerial Passenger Tramways (ANSI B77.1 or B77.2). A complete set of drawings, specifications, and records for each lift shall be maintained by the holder and shall be made available to the Forest Service upon request. These plans, drawings, specifications, and records shall be retained by the holder and kept available for review for 3 years after removal of the uphill equipment and infrastructure from NFS lands.

III. OPERATIONS

A. OPERATING PLAN. The holder shall prepare and annually revise by [date] an operating plan. The operating plan shall be prepared in consultation with the authorized officer or the authorized officer’s designated representative and shall cover all operations authorized by this permit. The operating plan shall outline steps the holder's will take to protect public health and safety and the environment and shall include sufficient detail and standards to enable the Forest Service to monitor the holder’s operations for compliance with the terms and conditions of this permit. The operating plan shall be submitted by the holder and approved by the authorized officer or the authorized officer’s designated representative prior to commencement of operations and shall be attached to this permit as an appendix. The authorized officer may require an annual meeting with the holder to discuss the terms and conditions of the permit or operating plan, annual use reports, or other concerns either party may have.

A ski area operating plan must address:

1. Ski patrol and first aid.
2. Communications.
3. Signage.
4. Inspections that the holder must obtain.

5. Erosion control.
6. Accident reporting.
7. Avalanche control, including use of military artillery, if applicable.
8. Search and rescue.
9. Boundary management.
10. Vegetation management.
11. Designation of representatives.
12. Trail routes for Nordic skiing, if applicable.
13. Explosives magazine security, if applicable.
14. Procedures for reporting of child abuse, if applicable.
15. Procedures for background checks for employees who supervise children, if applicable.
16. Operation of aerial adventure courses or other summer use facility, if applicable.
17. Performance bond for construction projects and amount of bond, if applicable.
18. Submission of annual use reports.

B. PERIOD OF USE. The use and occupancy authorized by this permit shall be in normal operation at least [ ] days each year or season. Failure of the holder to exercise this minimum use may result in revocation of this permit under clause VII.A.

C. RESPONSIBILITY FOR DAY-TO-DAY ACTIVITIES. As a general rule, the holder shall conduct the day-to-day activities authorized by this permit. A limited amount of activities may be conducted by a party other than the holder, but only with prior written approval of the authorized officer. The holder shall continue to be responsible for compliance with all the terms of this permit.

D. LEASING

1. In General. Subject to clause III.C, the holder may lease authorized concessions and improvements owned by the holder that are located within the permit area with the prior written approval of the authorized officer. The Forest Service reserves the right to disapprove these leases. The holder shall remain responsible for compliance of the leased concessions and improvements with all the terms and conditions of this permit.

<Select the following clause III.D.2 when the operator is different from the owner of the authorized improvements. Otherwise omit this clause.>

2. Lease for Ski Area Operations. Pursuant to clause III.D.1, the authorized officer has approved a lease between the holder and [name of operating entity] for operation of the authorized improvements (the lease) under the terms of this permit. [Name of operating entity] is executing this permit in the capacity of a lessee under the lease, rather than as a holder. [Name of operating entity] is subject to all obligations in sections III, IV, V, and VI and clauses VII.A.1, VII.A.2, VII.C, and VII.G, and is also bound to comply with all terms of the lease in operating the authorized improvements. In signing this permit, [name of operating entity] is not acquiring any rights or privileges under this permit. This clause and [name of operating entity]’s execution of this permit shall not (a) create, enlarge, diminish, or otherwise affect any right or obligation of [name of operating entity] or the holder under the lease or any other agreement or (b) in any way affect the rights of the holder to terminate the lease.

E. CONDITION OF OPERATIONS. The holder shall maintain the authorized improvements and permit area to standards of repair, orderliness, neatness, sanitation, and safety acceptable to the authorized officer and consistent with other provisions of this permit. Standards are subject to periodic change by the authorized officer. The holder shall comply with inspection requirements deemed appropriate by the authorized officer.

F. FOREST SERVICE MONITORING. The Forest Service shall monitor the holder's operations and reserves the right to inspect the permitted facilities and improvements at any time for compliance with the terms of this permit. The obligations of the holder under this permit are not contingent upon any duty of the Forest Service to inspect the premises. A failure by the Forest Service or other governmental officials to inspect is not a defense to noncompliance with any of the terms and conditions of this permit.

G. REMOVAL AND PLANTING OF VEGETATION. This permit does not authorize the cutting of timber or other vegetation. Trees or shrubbery may be removed or destroyed only after the authorized officer or the authorized officer's designated representative has approved in writing and marked or otherwise identified what may be removed or destroyed. Timber cut or destroyed shall be paid for at current stumpage rates, as determined in accordance with standard Forest Service appraisal methods in effect for similar timber in the [insert name] National Forest. The Forest Service reserves the right to dispose of the merchantable timber to those other than the holder at no stumpage cost to the holder. Unmerchantable material shall be disposed of as directed by the authorized officer. Trees, shrubs, and other plants may be planted within the permit area with prior written approval of the authorized officer.

H. SIGNAGE. Signage posted on NFS lands must have prior written approval of the authorized officer.

I. REFUSE DISPOSAL. The holder shall comply with all applicable federal, state, and local requirements related to the disposal of refuse resulting from the use and occupancy authorized by this permit.

J. SANITATION. The operation and maintenance of all sanitation, food service, and water-supply methods, systems, and facilities shall comply with applicable standards set by state and local health departments.

K. DRINKING WATER SYSTEM. The holder, as the water supplier and owner or operator of the drinking water system for the facilities authorized by this permit, is responsible for compliance with all applicable federal, state, and local drinking water laws and regulations governing operation and maintenance of a public drinking water system, including but not limited to developing, operating, and maintaining the system and conducting drinking water testing and taking appropriate corrective and follow-up actions in accordance with federal, state, and any other applicable requirements. For purposes of this permit, public water systems are defined in accordance with the Safe Drinking Water Act, as amended (42 U.S.C. 300f et seq.), and the National Primary Drinking Water Regulations, 40 CFR Part 141, or state regulations, if more stringent. The holder shall retain all drinking water system records as required by applicable laws and regulations. The holder agrees to make the records available to the Forest Service and to any other regulatory agency authorized to review Forest Service activities.

L. ROPEWAY INSPECTIONS. The holder at its expense shall have all passenger ropeways inspected by a qualified engineer or ropeway specialist before commencement of operations each year. The holder shall have the inspection documented in a report that is certified by the qualified engineer or ropeway specialist and that contains the following statement:

This is a report of the audiovisual field survey of [holder’s name]’s passenger ropeways on National Forest System lands per ANSI B77.1 or B77.2. The survey has been performed in accordance with the general inspection provisions of ANSI B77.1 or B77.2 as interpreted by Accredited Standards Committee (ASC) B77. This survey is not intended to provide engineering information, advice, or consultation to [holder’s name] beyond that required by the general inspection provisions of ANSI B77.1 or B77.2 as interpreted by ASC B77.

Inspections shall be made in accordance with the current edition of ANSI B77.1 or B77.2. The most current edition of ANSI B77.1 or B77.2 becomes effective 1 year from the ANSI Board of Standards Review approval date. A certificate of inspection, signed by an officer of the holder's company, attesting to the adequacy and safety of the installations and equipment authorized by this permit for public use shall be received by the Forest Service prior to commencement of operations each year. At a minimum, the certificate of inspection shall state:

Pursuant to [holder’s name]’s permit for passenger ropeways, [holder’s name] has had an inspection of the passenger ropeways performed to determine their compliance with ANSI B77.1 or B77.2. [Holder’s name] has received the results of that inspection and has made and documented corrections of all deficiencies noted in the inspection report. The passenger ropeways authorized by [holder’s name]’s permit are ready for public use.

M. HOLDER’S REPRESENTATIVE. The holder or the holder’s designated representative shall be within the permit area at all times when the facilities are open to the public. The holder shall notify the authorized officer in writing who the holder’s representative will be.

N. NONDISCRIMINATION

1. The holder and its employees shall not discriminate against any person on the basis of race, color, sex (in educational and training programs), national origin, age, or disability or by curtailing or refusing to furnish accommodations, facilities, services, or use privileges offered to the public generally. In addition, the holder and its employees shall comply with the provisions of Title VI of the Civil Rights Act of 1964 as amended, Section 504 of the Rehabilitation Act of 1973, as amended, Title IX of the Education Amendments of 1972, as amended, and the Age Discrimination Act of 1975, as amended.

2. The holder shall include and require compliance with the above nondiscrimination provisions in any third-party agreement made with respect to the operations authorized under this permit.

3. The Forest Service shall furnish signs setting forth this policy of nondiscrimination. These signs shall be conspicuously displayed at the public entrance to the premises and at other exterior or interior locations, as directed by the Forest Service.

4. The Forest Service shall have the right to enforce the foregoing nondiscrimination provisions by suit for specific performance or by any other available remedy under the laws of the United States or the state in which the violation occurs.

O. EQUAL ACCESS TO FEDERAL PROGRAMS. In addition to the above nondiscrimination policy, the holder agrees to insure that its programs and activities are open to the general public on an equal basis and without regard to any non-merit factor.

P. PROHIBITION OF TIME-SHARE ARRANGEMENTS. No commercial lodging facilities on NFS lands authorized under this permit shall be operated under a time-share or interval-ownership arrangement. All authorized commercial lodging facilities on NFS lands, except for employee housing authorized pursuant to Forest Service Manual 2341.5, shall be made available to the general public on a short-term rental basis.

<USER NOTES FOR CLAUSE III.Q>
<Select the following clause III.Q when liquor sales are permitted.>

Q. LIQUOR SALES. The sale of [liquor or other intoxicating beverages] [beer and wine] is allowed in the permit area contingent upon a valid State license. However, in the event of a violation of any liquor law or regulation the authorized officer may require that the sale of [liquor or beer and wine] shall cease. The holder shall be informed in writing by the authorized officer if the sale of [liquor or beer and wine] must cease.

<Select the following clause III.Q when liquor sales are prohibited.>

Q. LIQUOR SALES. The sale of liquor or other intoxicating beverages is prohibited in the permit area.

R. GAMBLING. Gambling and gambling machines and devices are prohibited on NFS lands, regardless of whether they are lawful under state or local law.

IV. RIGHTS AND LIABILITIES

A. LEGAL EFFECT OF THE PERMIT. This permit, which is revocable and terminable, is not a contract or a lease, but rather a federal license. The benefits and requirements conferred by this permit are reviewable solely under the procedures set forth in 36 CFR Part 214, and 5 U.S.C. 704. This permit does not constitute a contract for purposes of the Contract Disputes Act, 41 U.S.C. 601. The permit is not real property, does not convey any interest in real property, and may not be used as collateral for a loan.

B. VALID OUTSTANDING RIGHTS. This permit is subject to all valid outstanding rights. Valid outstanding rights include those derived under mining and mineral leasing laws of the United States. The United States is not liable to the holder for the exercise of any such right.

C. ABSENCE OF THIRD-PARTY BENEFICIARY RIGHTS. The parties to this permit do not intend to confer any rights on any third party as a beneficiary under this permit.

D. NO WARRANTY OF ACCESS, SITE SUITABILITY, OR SERVICES. This permit authorizes the use and occupancy of National Forest System lands by the holder for the purposes identified in this permit. The Forest Service does not make any express or implied warranty of access to the permit area, of the suitability of the site for the permitted use, or for the furnishing of road maintenance, water, fire protection, or any other such service by a government agency, utility, association, or individual.

E. RISKS. The holder assumes all risk of loss to the improvements resulting from natural or catastrophic events, including but not limited to, avalanches, rising waters, high winds, falling limbs or trees, and other hazardous events. If the improvements authorized by this permit are destroyed or substantially damaged by natural or catastrophic events, the authorized officer shall conduct an analysis to determine whether the improvements can be safely occupied in the future and whether rebuilding should be allowed. The analysis shall be provided to the holder within six (6) months of the event.

<USER NOTES FOR CLAUSE IV.F>
<Select the following clause IV.F for ski areas in prior appropriation States. Permit administrator must read FSH 2709.11, 52.4 clause D-30 for instructions on how to use this clause.>

F. WATER FACILITIES AND WATER RIGHTS.

“Used primarily for operation of the ski area” in relation to a water facility or water right means that the water facility or water right provides significantly more water for operation of the permitted portion of the ski area than for any other use.

“Sufficient quantity of water to operate the ski area” means that under typical conditions, taking into account fluctuations in utilization of the authorized improvements, fluctuations in weather and climate, changes in technology, and other factors deemed appropriate by the holder’s qualified hydrologist or licensed engineer, the holder has sufficient water rights or access to a sufficient quantity of water to operate the permitted facilities, and to provide for the associated activities authorized under the ski area permit in accordance with the approved operating plan.

1. Water Facilities.

a. The term “water facility” means a facility located on NFS lands that diverts withdraws, stores, or distributes water, such as a diversion, ditch, pipeline, reservoir, well, tank, impoundment structure, or similar facility or feature.

b. The term “ski area water facility” means any water facility on NFS lands that is authorized by this permit and used primarily for operation of the ski area authorized by this permit (hereinafter “ski area”).

c. The authorized officer may place conditions, as necessary to protect public property, public safety, cultural resources, and natural resources on NFS lands, on the installation, operation, maintenance, and removal of any water facility, but only in accordance with applicable law. This clause D-30 does not expand or contract the agency’s authority to place conditions on the installation, operation, maintenance, and removal of water facilities at issuance or reissuance of the permit, throughout the permit term, or otherwise. The holder must comply with present and future laws, regulations, and other legal requirements in accordance with section I of this permit.

d. Only ski area water facilities may be authorized by this permit.

e. If due to a change (e.g., due to a change in the ownership of the water facility or the associated water rights or a change in the beneficial use, location, or season of use of the water) a ski area water facility will primarily be used for purposes other than operation of the ski area, the authorization for that ski area water facility under this permit shall terminate. Unless the holder has a valid existing right for the water facility to be situated on NFS lands, the holder must obtain a separate special use authorization to operate that water facility or to develop any new water facility on NFS lands that is used primarily for purposes other than operation of the ski area. When such facilities continue to support approved ski area operations at any time of year, the separate special use authorization for these water facilities shall not contain any possessory interest policy based on FSM 2541.32, paragraph 2 (or similar clauses), any waiver provision, or any power of attorney provision. Unless the holder has a valid existing right for the water facility to be situated on NFS lands, if the holder does not obtain a separate special use authorization for these water facilities, the holder shall remove them from NFS lands.

<USER NOTE FOR PARAGRAPH F.1.f>

<Insert paragraph F.1.f in permits issued in California, which has both prior appropriation doctrine and riparian doctrine systems. Otherwise, omit this paragraph.>

f. This permit does not convey, dispose of, extinguish, or otherwise effect a transfer of any title, rights, or interest of the United States or the holder as a riparian or littoral landowner. The United States and the holder retain all rights, title, and interests they have as riparian or littoral landowners.

2. Water Rights. The term “water right” as used below means a right to use water that is recognized under state law under the prior appropriation doctrine. This permit does not confer any water rights.

3. Acquisition and Maintenance of Water Rights.

a. Terms.

(1) The term “ski area water right” means any water right for use of water from a point of diversion on NFS lands, either inside or outside the permit boundary, that is primarily for operation of the ski area.

(2) The term “original water right” means any existing or new ski area water right with a point of diversion that was or is, at all times during its use, located within the permit boundary for this ski area and originally established under state law through an application for a decree to state water court, permitting, beneficial use, or otherwise recognized method of establishing a new water right, in each case by the holder or a prior holder of the ski area permit. The term “original water right” shall not include any “acquired water right” and shall not be deemed to become an “acquired water right” by virtue of the sale of the original water right to a subsequent holder of the ski area permit.

(3) The term “acquired water right” means any ski area water right that is purchased, bartered, exchanged, leased, or contracted by the holder or by any prior holder, except as expressly provided in the last sentence of paragraph F.3.a(2).

b. An inventory of all ski area water facilities and original water rights is included in Appendix _ of this permit and shall be updated by the holder upon reissuance of this permit, upon installation or removal of a ski area water facility, when a listed ski area water facility is no longer authorized by this permit, or when an original water right is no longer used for operation of the ski area.

c. Original water rights must be established in accordance with applicable state law. The holder, not the United States, shall bear the cost of establishing, acquiring, maintaining, and perfecting original water rights, including any original water rights owned solely or jointly by the United States.

d. Original water rights owned solely by the United States and the United States’ interest in jointly owned original water rights shall remain in federal ownership. Notwithstanding the holder’s obligation to maintain original water rights owned by the United States, the United States reserves the right to take any action necessary to maintain and protect those water rights, including submitting any applications or other filings that may be necessary to protect the water rights.

4. Ensuring Sufficiency of Water Rights and Water for Permitted Ski Area Operations.

a. Where the United States solely or jointly owns water rights used by the holder, the Forest Service shall not divide or transfer ownership of or seek any change in those water rights that would adversely affect their availability for operation of the ski area during the term of this permit, unless required to comply with a statute or an involuntary court order that is binding on the Forest Service.

b. Where the holder solely or jointly owns original water rights, the holder shall not divide or transfer ownership of or seek any change in those water rights that would adversely affect their availability for operation of the ski area during the term of this permit, unless approved in writing in advance by the authorized officer. In deciding whether to grant this approval, the authorized officer shall consider any documentation prepared by the holder’s qualified hydrologist or licensed engineer demonstrating that such action will not result in a lack of a sufficient quantity of water to operate the permitted portion of the ski area.

c. At any time and solely within its discretion, the holder may seek to change, abandon, lease, divide, or transfer ownership of or take other actions with respect to acquired water rights. Following such actions, paragraph F.1.e shall apply to the associated ski area water facilities.

5. Transfer of Certain Water Rights With Sale of the Ski Area Improvements.

a. Upon termination or revocation of this permit, the holder shall offer to sell the holder’s interest in any solely or jointly owned original water rights at market value to the succeeding permit holder. If the succeeding permit holder declines to purchase original water rights owned solely by the holder, the holder may transfer them to a third party. If the succeeding permit holder declines to purchase the holder’s interest in original water rights jointly held with the United States, the holder shall offer to sell that interest at market value to the United States. If the United States declines to purchase that interest, the holder may abandon, divide, lease, or transfer its interest at its sole discretion. This clause imposes no restrictions on acquired water rights. There are no restrictions on the transfer or abandonment of acquired water rights. In all instances, the holder shall retain the full amount of any consideration paid for water rights. Following such actions, paragraph F.1.e shall apply to the associated ski area water facilities.

b. If the Forest Service does not reauthorize the ski area, the holder may submit a proposal to the Forest Service for a permit authorizing a different use for the ski area water facilities. If a different use is not authorized for those water facilities, the holder shall remove them from NFS lands. The holder may, in its sole discretion, abandon, divide, lease, or transfer any water rights solely owned by the holder. The holder shall offer to sell to the United States the holder’s interest in original water rights jointly owned with the United States at market value. If the United States declines to purchase that interest, the holder may abandon, divide, lease, or transfer its interest at its sole discretion.

<USER NOTES FOR CLAUSE IV.F>
<Select the following clause IV.F for ski areas in riparian States. Permit administrator must read FSH 2709.11, 52.4, clause D-31 for instructions on how to use this clause >

F. WATER FACILITIES AND WATER RIGHTS.

“Used primarily for operation of the ski area” in relation to a water facility or water right means that the water facility or water right provides significantly more water for operation of the permitted portion of the ski area than for any other use.

“Sufficient quantity of water to operate the ski area” means that under typical conditions, taking into account fluctuations in utilization of the authorized improvements, fluctuations in weather and climate, changes in technology, and other factors deemed appropriate by the holder’s qualified hydrologist or licensed engineer, the holder has sufficient water rights or access to a sufficient quantity of water to operate the permitted facilities, and to provide for the associated activities authorized under the ski area permit in accordance with the approved operating plan.

1. Water Facilities.

a. The term “water facility” means a facility located on NFS lands that diverts, withdraws, stores, or distributes water, such as a diversion, ditch, pipeline, reservoir, well, tank, impoundment structure, or similar facility or feature.

b. The term “ski area water facility” means any water facility on NFS lands that is authorized by this permit and used primarily for operation of the ski area authorized by this permit (hereinafter “ski area”).

c. The authorized officer may place any conditions, as necessary to protect public property, public safety, cultural resources, and natural resources on NFS lands, on the installation, operation, maintenance, and removal of any water facility, but only in accordance with applicable law. This clause D-31 does not expand or contract the agency’s authority to place conditions on the installation, operation, maintenance, and removal of water facilities at issuance or reissuance of the permit, throughout the permit term, or otherwise. The holder must comply with present and future laws, regulations and other legal requirements in accordance with section I of this permit.

d. Only ski area water facilities may be authorized by this permit.

e. An inventory of all ski area water facilities is included in Appendix _ of this permit and shall be updated by the holder upon reissuance of this permit, upon installation or removal of a ski area water facility, or when a listed ski area water facility is no longer authorized by this permit.

f. If due to a change (e.g., due to change in ownership of the water facility or the associated water rights or a change in the use, location, or season of use of the water) a ski area water facility will primarily be used for purposes other than operation of the ski area, the authorization for that water facility under this permit shall terminate. Unless the holder has a valid existing right for the water facility to be situated on NFS lands, the holder must obtain a separate special use authorization to operate that water facility or to develop any new water facility on NFS lands that is used primarily for purposes other than operation of the ski area. When such facilities continue to support approved ski area operations at any time of year, the separate special use authorization for these water facilities shall not contain any possessory interest policy based on FSM 2541.32, paragraph 2 (or similar clauses), any waiver provision, or any power of attorney provision. Unless the holder has a valid existing right for the water facility to be situated on NFS lands, if the holder does not obtain a separate special use authorization for these water facilities, the holder shall remove them from NFS lands.

g. Upon termination or revocation of this permit, if the Forest Service does not reauthorize the ski area, the holder may submit a proposal to the Forest Service for a permit authorizing a different use for the ski area water facilities. If a different use is not authorized for those water facilities, the holder shall remove them from NFS lands.

2. Water Rights. This permit does not convey, dispose of, extinguish, or otherwise effect a transfer of any title, rights, or interest of the United States or the holder as a riparian or littoral landowner. The United States and the holder retain all rights, title, and interest they have as riparian or littoral landowners.

G. DAMAGE TO UNITED STATES PROPERTY. The holder has an affirmative duty to protect from damage the land, property, and other interests of the United States that are associated with the use and occupancy authorized by this permit. Damage includes but is not limited to destruction of or damage to NFS lands covered by this permit, fire suppression costs, and destruction of or damage to government-owned improvements covered by this permit

1. The holder shall be liable for all injury, loss, or damage, including fire suppression, or other costs in connection with rehabilitation or restoration of natural resources associated with the use and occupancy authorized by this permit. Compensation shall include but not be limited to the value of resources damaged or destroyed, the costs of restoration, cleanup, or other mitigation, fire suppression or other types of abatement costs, and all administrative, legal (including attorney's fees), and other costs in connection therewith.

2. The holder shall be liable for damage to all roads and trails of the United States open to public use caused by use of the holder or the holder's heirs, assigns, agents, employees, contractors, or lessees to the same extent as provided under clause IV.G.1, except that liability shall not include reasonable and ordinary wear and tear.

H. HEALTH AND SAFETY. The holder shall address the health and safety ofits employees, agents, and clients by having trained and qualified staff, and utilizing properly maintained equipment. The holder in accordance with applicable federal and state law, shall avoid situations, or conditions that cause or threatens to cause a hazard to public health or the safety of the holder’s employees, agents,or clients. This clause does not alter in any way the statutory protections afforded to ski areas with respect to inherent risk or common law protections afforded to ski areas through the assumption of risk doctrine. The holder shall as soon as practicable notify the authorized officer of all serious incidents that occur in connection with such activities . The Forest Service has no duty under the terms of this permit to inspect the permit area or operations and activities of the holder for hazardous conditions or compliance with health and safety standards.

I. ENVIRONMENTAL PROTECTION

1. For purposes of clauses IV.I and V, "hazardous material" shall mean (a) any hazardous substance under section 101(14) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), 42 U.S.C. § 9601(14); (b) any pollutant or contaminant under section 101(33) of CERCLA, 42 U.S.C. § 9601(33); (c) any petroleum product or its derivative, including fuel oil, and waste oils; and (d) any hazardous substance, extremely hazardous substance, toxic substance, hazardous waste, ignitable, reactive or corrosive materials, pollutant, contaminant, element, compound, mixture, solution or substance that may pose a present or potential hazard to human health or the environment under any applicable environmental laws.

2. The holder shall avoid damaging or contaminating the environment, including but not limited to the soil, vegetation (such as trees, shrubs, and grass), surface water, and groundwater, during the holder's use and occupancy of the permit area. Environmental damage includes but is not limited to all costs and damages associated with or resulting from the release or threatened release of a hazardous material occurring during or as a result of activities of the holder or the holder's heirs, assigns, agents, employees, contractors, or lessees on, or related to, the lands, property, and other interests covered by this permit. If the environment or any government property covered by this permit becomes damaged in connection with the holder's use and occupancy, the holder shall as soon as practicable repair the damage or replace the damaged items to the satisfaction of the authorized officer and at no expense to the United States.

3. The holder shall as soon as practicable, as completely as possible, and in compliance with all applicable laws and regulations abate any activity or condition arising out of or relating to the authorized use and occupancy that causes or threatens to cause harm to the environment, including areas of vegetation or timber, fish or other wildlife populations, their habitats, or any other natural resources.

J. INDEMNIFICATION OF THE UNITED STATES. The holder shall indemnify, defend, and hold harmless the United States for any costs, damages, claims, liabilities, and judgments arising from past, present, and future acts or omissions of the holder in connection with the use and occupancy authorized by this permit. This indemnification provision includes but is not limited to acts and omissions of the holder or the holder's heirs, assigns, agents, employees, contractors, or lessees in connection with the use and occupancy authorized by this permit which result in (1) violations of any laws and regulations which are now or which may in the future become applicable, including but not limited to the environmental laws listed in clause V.A of this permit; (2) judgments, claims, demands, penalties, or fees assessed against the United States; (3) costs, expenses, and damages incurred by the United States; or (4) the release or threatened release of any solid waste, hazardous waste, hazardous materials, pollutant, contaminant, oil in any form, or petroleum product into the environment. The authorized officer may prescribe terms that allow the holder to replace, repair, restore, or otherwise undertake necessary curative activities to mitigate damages in addition or as an alternative to monetary indemnification.

<USER NOTES FOR CLAUSE IV.K>

<READ ALL USER NOTES BEFORE MAKING A SELECTION.>

<Delete clause IV.K from permits that do not authorize public services and for which the authorized officer has determined, based on a risk assessment, that insurance is not required. Include clause IV.K in permits that authorize public services. Select the appropriate clause IV.K based on the type of insurance obtained or the type of holder.>

<Select the following clauses IV.K, IV.K.1, and IV.K.2 for insurance policies with separate limits of coverage for personal injury or death and third-party property damage.>

K. INSURANCE. The holder shall furnish proof of insurance, such as a certificate of insurance, to the authorized officer prior to issuance of this permit and each year thereafter that this permit is in effect. The Forest Service reserves the right to review the insurance and require any changes needed to ensure adequate coverage of the United States inconnection with the authorized use and occupancy. The holder shall send an authenticated copy of any insurance policy obtained pursuant to this clause to the authorized officer immediately upon issuance of the policy. Any insurance policies obtained by the holder pursuant to this clause shall name the United States as an additional insured, and the additional insured provision shall provide for insurance coverage for the United States as required under this clause. The holder shall give 30 days prior written notice to the authorized officer of cancellation of the insurance policy by the holder or any modification to the insurance policy by the holder. Additionally, the holder shall immediately notify the authorized officer of cancellation of the policy by the insurance company. The certificate of insurance, the authenticated copy of the insurance policy, and written notice of cancellation or modification of insurance policies should be sent to [mailing address of administering office]. Minimum amounts of coverage and other insurance requirements are subject to change at the sole discretion of the authorized officer on the anniversary date of this permit.

1. The holder shall have in force liability insurance covering losses associated with the use and occupancy authorized by this permit arising from personal injury or death and third-party property damage in the minimum amount of:

$ [amount] for injury or death to one person per occurrence;

$ [amount] for injury or death to more than one person per occurrence; and

$ [amount] for third-party property damage per occurrence.

2. Depending on the holder's operations, the Forest Service may require the holder to demonstrate the availability of funds to address any release or threatened release of hazardous materials that may occur in connection with the holder's use and occupancy. Any requirements imposed would be established case by case by the authorized officer based on the degree of environmental risk from the holder's operations. The storage and use of normal maintenance supplies in nominal amounts generally would not trigger financial assurance requirements.

<Select the following clauses IV.K, IV.K.1, and IV.K.2 for insurance policies with combined single limits of coverage for personal injury or death and third-party property damage.>

K. INSURANCE. The holder shall furnish proof of insurance, such as a certificate of insurance, to the authorized officer prior to issuance of this permit and each year thereafter that this permit is in effect. The Forest Service reserves the right to review the insurance and require any changes needed to ensure adequate coverage of the United States inconnection with the authorized use and occupancy. The holder shall send an authenticated copy of any insurance policy obtained pursuant to this clause to the authorized officer immediately upon issuance of the policy. Any insurance policies obtained by the holder pursuant to this clause shall name the United States as an additional insured, and the additional insured provision shall provide for insurance coverage for the United States as required under this clause. The holder shall give 30 days prior written notice to the authorized officer of cancellation of the insurance policy by the holder or any modification to the insurance policy by the holder. Additionally, the holder shall immediately notify the authorized officer of cancellation of the policy by the insurance company. The certificate of insurance, the authenticated copy of the insurance policy, and written notice of cancellation or modification of insurance policies should be sent to [mailing address of administering office]. Minimum amounts of coverage and other insurance requirements are subject to change at the sole discretion of the authorized officer on the anniversary date of this permit.

1. The holder shall have in force liability insurance covering losses associated with the use and occupancy authorized by this permit arising from personal injury or death and third-party property damage in the minimum amount of $ [amount] as a combined single limit per occurrence.

2. Depending on the holder's operations, the Forest Service may require the holder to demonstrate the availability of funds to address any release or threatened release of hazardous materials that may occur in connection with the holder's use and occupancy. Any requirements imposed would be established case by case by the authorized officer based on the degree of environmental risk from the holder's operations. The storage and use of normal maintenance supplies in nominal amounts generally would not trigger financial assurance requirements.

L. BONDING. The authorized officer may require the holder to furnish a surety bond or other security for any of the obligations imposed by the terms and conditions of this permit or any applicable law, regulation, or order.

<USER NOTES FOR CLAUSES IV.L.1, IV.L.2, and IV.L.3>
<Delete clauses IV.L.1, IV.L.2, and IV.L.3 when a bond is not required.>

1. As a further guarantee of compliance with the terms and conditions of this permit, the holder shall deliver and maintain a surety bond or other acceptable security, such as cash deposited and maintained in a federal depository or negotiable securities of the United States, in the amount of bond amount for specify obligations covered. The authorized officer may periodically evaluate the adequacy of the bond or other security and increase or decrease the amount as appropriate. If the bond or other security becomes unsatisfactory to the authorized officer, the holder shall within 30 days of demand furnish a new bond or other security issued by a surety that is solvent and satisfactory to the authorized officer. If the holder fails to meet any of the requirements secured under this clause, money deposited pursuant to this clause shall be retained by the United States to the extent necessary to satisfy the obligations secured under this clause, without prejudice to any other rights and remedies of the United States.

2. The bond shall be released or other security returned 30 days after (a) the authorized officer certifies that the obligations covered by the bond or other security are met and (b) the holder establishes to the satisfaction of the authorized officer that all claims for labor and material for the secured obligations have been paid or released.

3. Prior to undertaking additional construction or alteration not covered by the bond or other security, or when the authorized improvements are to be removed and the permit area restored, the holder may be required to obtain additional bonding or security.

V. RESOURCE PROTECTION

A. COMPLIANCE WITH ENVIRONMENTAL LAWS. The holder shall in connection with the use and occupancy authorized by this permit comply with all applicable federal, state, and local environmental laws and regulations, including but not limited to those established pursuant to the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. 1251 et seq., the Oil Pollution Act, as amended, 33 U.S.C. 2701 et seq., the Clean Air Act, as amended, 42 U.S.C. 7401 et seq., CERCLA, as amended, 42 U.S.C. 9601 et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, as amended, 7 U.S.C. 136 et seq., and the Safe Drinking Water Act, as amended, 42 U.S.C. 300f et seq.

B. WATER POLLUTION. No waste or by-product shall be discharged into water if it contains any substance in concentrations which will result in harm to fish and wildlife, or to human water supplies. Storage facilities for materials capable of causing water pollution, if accidentally discharged, shall be located so as to prevent any spillage into waters or channels leading into water that would result in harm to fish and wildlife or to human water supplies.

C. ESTHETICS. The holder shall protect the scenic esthetic values of the permit area and the adjacent land to the greatest extent possible during construction, operation, and maintenance of the authorized improvements.

D. VANDALISM. The holder shall take reasonable measures to prevent and discourage vandalism or disorderly conduct and when necessary shall contact the appropriate law enforcement officer to address these problems.

E. HERBICIDE AND PESTICIDE USE. Herbicides and pesticides may not be used outside of buildings to control undesirable woody and herbaceous vegetation, aquatic plants, insects, rodents, or fish without the prior written approval of the authorized officer. A request for approval of planned uses of pesticides shall be submitted annually by the holder on the due date established by the authorized officer. The report shall cover a 12-month period of planned use beginning 3 months after the reporting date. Information essential for review shall be provided in the form specified. Exceptions to this schedule may be allowed, subject to emergency request and approval, only when unexpected outbreaks of pests require control measures which were not anticipated at the time an annual report was submitted. Only those materials registered by the U.S. Environmental Protection Agency for the specific purpose planned shall be authorized for use on NFS lands. Label instructions and all applicable laws and regulations shall be strictly followed in the application of pesticides and disposal of excess materials and containers.

F. ARCHAEOLOGICAL AND PALEONTOLOGICAL DISCOVERIES. The holder shall immediately notify the authorized officer of all antiquities or other objects of historic or scientific interest, including but not limited to historic or prehistoric ruins, fossils, or artifacts discovered in connection with the use and occupancy authorized by this permit. The holder shall leave these discoveries intact and in place until directed otherwise by the authorized officer. Protective and mitigative measures specified by the authorized officer shall be the responsibility of the holder.

G. NATIVE AMERICAN GRAVES PROTECTION AND REPATRIATION (NAGPRA). In accordance with 25 U.S.C. 3002(d) and 43 CFR 10.4, if the holder inadvertently discovers human remains, funerary objects, sacred objects, or objects of cultural patrimony on NFS lands, the holder shall immediately cease work in the area of the discovery and shall make a reasonable effort to protect and secure the items. The holder shall immediately notify the authorized officer by telephone of the discovery and shall follow up with written confirmation of the discovery. The activity that resulted in the inadvertent discovery may not resume until 30 days after the authorized officer certifies receipt of the written confirmation, if resumption of the activity is otherwise lawful, or at any time if a binding written agreement has been executed between the Forest Service and the affiliated Indian tribes that adopts a recovery plan for the human remains and objects.

H. PROTECTION OF HABITAT OF THREATENED, ENDANGERED SPECIES. The location of sites within the permit area needing special measures for protection of plants or animals listed as threatened or endangered under the Endangered Species Act (ESA) of 1973, 16 U.S.C. 531 et seq., as amended, may be identified on the ground or shown on a separate map. The map shall be attached to this permit as an appendix. The holder shall take any protective and mitigative measures specified by the authorized officer. If protective and mitigative measures prove inadequate, if other sites within the permit area containing threatened or endangered species are discovered, or if new species are listed as threatened or endangered, or if critical habitat is designated under the ESA the authorized officer may specify additional protective and mitigative measures. Discovery of these areas by the holder or the Forest Service shall be promptly reported to the other party.

I. CONSENT TO STORE HAZARDOUS MATERIALS. The holder shall not store any hazardous materials at the site without prior written approval from the authorized officer. This approval shall not be unreasonably withheld. If the authorized officer provides approval, this permit shall include (or in the case of approval provided after this permit is issued, shall be amended to include) specific terms addressing the storage of hazardous materials, including the specific type of materials to be stored, the volume, the type of storage, and a spill plan. Such terms shall be proposed by the holder and are subject to approval by the authorized officer.

<USER NOTES FOR CLAUSES V.I.1, V.I.2, and V.I.3>
< Include clauses V.I.1, V.I.2, and V.I.3 when consenting to store hazardous materials. Otherwise, delete them.>

1. If the holder receives consent to store hazardous material, the holder shall identify to the Forest Service any hazardous material to be stored at the site. Such identification information shall be consistent with column (1) of the table of hazardous materials and special provisions enumerated at 49 CFR 172.101 whenever the hazardous material appears in that table. For hazard communication purposes, the holder shall maintain Material Safety Data Sheets for any stored hazardous chemicals, consistent with 29 CFR 1910.1200(c) and (g). In addition, all hazardous materials stored by the holder shall be used, labeled, stored, transported, and disposed of in accordance with all applicable federal, state, and local laws and regulations.

2. If hazardous materials are used or stored at the site, the authorized officer may require the holder to deliver and maintain a surety bond in accordance with clause IV.L.

3. The holder shall not release any hazardous material as defined in clause IV.I onto land or into rivers, streams, impoundments, or natural or man-made channels leading to them. All prudent and safe attempts must be made to contain any release of these materials. The authorized officer may specify conditions that must be met, including conditions more stringent than those imposed by federal, state, and local regulations, to prevent releases and protect natural resources.

J. CLEANUP AND REMEDIATION

1. The holder shall immediately notify all appropriate response authorities, including the National Response Center and the Forest Service authorized officer or the authorized officer’s designated representative, of any oil discharge or of the release of a hazardous material in the permit area in an amount greater than or equal to its reportable quantity, in accordance with 33 CFR Part 153, Subpart B, and 40 CFR Part 302. For the purposes of this requirement, “oil” is defined by section 311(a)(1) of the Clean Water Act, 33 U.S.C. 1321(a)(1). The holder shall immediately notify the authorized officer or the authorized officer’s designated representative of any release or threatened release of any hazardous material in or near the permit area which may be harmful to public health or welfare or which may adversely affect natural resources on federal lands.

2. Except with respect to any federally permitted release as that term is defined under section 101(10) of CERCLA, 42 U.S.C. 9601(10), the holder shall clean up or otherwise remediate any release, threat of release, or discharge of hazardous materials that occurs either in the permit area or in connection with the holder's activities in the permit area, regardless of whether those activities are authorized under this permit. The holder shall perform cleanup or remediation immediately upon discovery of the release, threat of release, or discharge of hazardous materials. The holder shall perform the cleanup or remediation to the satisfaction of the authorized officer and at no expense to the United States. Upon revocation or termination of this permit, the holder shall deliver the permit area to the Forest Service free and clear of contamination.

K. CERTIFICATION UPON REVOCATION OR TERMINATION. If the holder uses or stores hazardous materials at the site, upon revocation or termination of this permit the holder shall provide the Forest Service with a report certified by a professional or professionals acceptable to the Forest Service that the permit area is uncontaminated by the presence of hazardous materials and that there has not been a release or discharge of hazardous materials upon the permit area, into surface water at or near the permit area, or into groundwater below the permit area during the term of the permit. If a release or discharge has occurred, the professional or professionals shall document and certify that the release or discharge has been fully remediated and that the permit area is in compliance with all applicable federal, state, and local laws and regulations.

L. ENVIRONMENTAL SITE REPORT. An environmental site report prepared by the holder prior to ______ [insert date within 6 months of issuance of this permit] documenting the known history of the permit area with regard to the storage, release, or disposal of hazardous materials is attached to and made a part of this permit as Appendix [ ] Upon revocation or termination of this permit, the holder shall prepare another environmental site report, which shall document the environmental condition of the permit area at that time and describe any storage, release, or disposal of hazardous materials during the holder’s use and occupancy of the permit area. Both environmental site reports prepared by the holder shall be subject to written approval by the authorized officer. A comparison of the two reports shall assist the authorized officer in determining whether any environmental cleanup or restoration is required. Any cleanup or restoration shall be completed promptly by the holder in accordance with all applicable federal, state, and local laws and regulations.

M. WATER WELLS AND ASSOCIATED PIPELINES

1. Other Jurisdictional Requirements. Clause IV.D governs water facilities and water rights. The holder shall obtain all required state and local water permits, licenses, registrations, certificates, or rights and shall provide a copy of them to the authorized officer. For new wells, this information shall be provided prior to disturbing NFS lands for the purpose of water use or development.

2. Well Construction or Development. For new or reconstruction of existing wells, the holder shall prepare a well construction and development plan and submit it to the authorized officer for approval. The well development and construction plan must have prior written approval from the authorized officer before well construction or development is initiated. The holder shall follow applicable federal, state, and local standards for design, construction, and development of new wells or reconstruction of existing wells. If such standards do not exist, the holder shall follow applicable standards issued by the American Society for Testing and Materials (ASTM), American Water Works Association (AWWA), or National Ground Water Association (NGWA). The construction and development plan must identify all potential sources for any proposed water injection during well construction or development. Only non-chlorinated, potable water may be injected during construction or development of wells to be used for monitoring or water withdrawal. Copies of all documentation for drilling, constructing, or developing wells, including all drilling, boring, and well construction logs, shall be provided to the authorized officer within 60 days of completion of work.

3. Water Conservation Plan. The holder shall prepare and submit for written approval by the authorized officer a water conservation plan utilizing appropriate strategies to limit the amount of water removed from NFS lands.

4. Well Decommissioning. The holder shall properly decommission and abandon all wells that are no longer needed or maintained in accordance with applicable federal, state, and local standards for water well abandonment. If such standards do not exist, the holder shall follow applicable standards issued by the ASTM, AWWA, or NGWA. At least 30 days prior to initiation of well decommissioning, the holder shall submit a well decommissioning plan to the authorized officer. The well decommissioning plan shall have written approval from the authorized officer before well decommissioning is initiated. All documentation of well decommissioning shall be provided to the authorized officer within 60 days of completion of the work.

VI. LAND USE FEES

A. NEW LAND USE FEE SYSTEM. The Forest Service shall adjust and calculate land use fees authorized by this permit to reflect any revisions to land use fee provisions in 16 U.S.C. 497c or to comply with any new land use fee system based on market value that may be adopted by statute or otherwise after issuance of this permit.

B. SKI AREA PERMIT FEE CALCULATION. The annual ski area permit fee (SAPF) due the United States for the activities authorized by this permit shall be calculated using the following formula:

SAPF                     =              (.015 x AGR in bracket 1) + (.025 x AGR in bracket 2) +
(.0275 x AGR in bracket 3) + (.04 x AGR in bracket 4), where:

SAPF                     =              the ski area permit fee for use of NFS lands;

AGR                       =              adjusted gross revenue;

AGR                       =              [(LT + SS) x (proration %)] + GRAF, prorated as applicable;

LT                           =              revenue from sales of alpine and Nordic lift tickets and passes;

SS                           =              revenue from alpine and Nordic ski school operations;

Proration %           =              the factor used to prorate LT and SS revenue between NFS lands and private land in the ski area; and

GRAF                     =              gross year-round revenue from ancillary facilities located on NFS lands, prorated as applicable.

1. SAPF Formula. The SAPF shall be calculated by summing the products of the amount of the holder's AGR that falls into each of the four revenue brackets multiplied by the applicable percentage rate, as shown in the table below. AGR shall be determined in accordance with clause VI.B.2. The SAPF shall be calculated based on the holder's fiscal year, unless mutually agreed otherwise by the holder and the authorized officer.

The four revenue brackets shall be adjusted annually using the consumer price index (CPI-U) issued in FSH 2709.11, chapter 30. The revenue brackets shall be indexed for the previous calendar year. The holder's AGR for any fiscal year shall not be split into more than one set of indexed brackets. Only the revenue in each bracket shall be updated annually. The percentage rates shall not change.

The revenue brackets and percentages in FSH 2709.11, 38.12, exhibit 01, shall be used as shown in the preceding formula to calculate the SAPF. The revenue brackets for FY2011 through 2016 are shown below.

Revenue Brackets* and Corresponding Percentage Rates

Holder FY	Bracket 1 1.5%	Bracket 2 2.5%	Bracket 3 2.75%	Bracket 4 4%
FY 2011 CPI: 1.012	All revenue below $4,285,000	$4,285,000 to <$21,431,000	$21,431,000 to $71,437,000	All revenue over $71,437,000

FY 2012 CPI: 1.036	All revenue below $4,439,000	$4,439,000 to <$22,203,000	$22,203,000 to $74,009,000	All revenue over $74,009,000

FY 2013 CPI: 1.014	All revenue below $4,501,000	$4,501,000 to <$22,514,000	$22,514,000 to $75,045,000	All revenue over $75,045,000

FY 2014 CPI: 1.020	All revenue below $4,591,000	$4,591,000 to <$22,964,000	$22,964,000 to <$76,546,000	All revenue over $76,546,000

FY2015 CPI: 1.020	All revenue below $4,683,000	$4,683,000 to <$23,423,000	$23,423,000 to $78,077,000	All revenue over $78,077,000

FY2016 CPI: 1.002	All revenue below $4,692,000	$4,692,000 to <$23,470,000	$23,470,000 to $78,233,000	All revenue over $78,233,000

*The Washington Office, Director of Recreation, Heritage, and Volunteer Resources, updates the revenue brackets annually, based on the Consumer Price Index (CPI-U), Table A which is published monthly at http://www.bls.gov. The CPI is revised and issued annually in section 97. Currently the table is located at ftp://ftp.bls.gov/pub/special.requests/cpi/cpiai.txt.

The bracket update is accomplished by using the change in the CPI-U for "All Urban Consumers" index for the month of July and is based on the percentage increase or decrease for the preceding calendar year. This index base period is 1982-84=100. For example, the 2011 adjustment uses the change between July 2009 and July 2010, “Not Seasonally Adjusted” values.

2. Calculation of AGR. AGR shall be calculated by summing the year-round revenue from the sale of lift tickets and ski school operations prorated for use of NFS lands and from GRAF, prorated as applicable.

a. The following shall be included in AGR:

(1) Prorated LT. Year-round revenue from sales of alpine and Nordic ski area passes and lift tickets, including revenue generated on private land (such as from lift tickets sold on private land), prorated according to the percentage of use between NFS lands and private land in the ski area per clause VI.B.3.a and VI.B.3.b;

(2) Prorated SS. Revenue from alpine and Nordic ski school operations, including lessons provided to teach alpine or Nordic skiing or other winter sports activities, such as racing, snowboarding, or snowshoeing, even if the lessons are purchased on private land, prorated according to the percentage of use between NFS lands and private land in the ski area per clause VI.B.3.a and VI.B.3.b;

(3) GRAF, Prorated As Applicable. Gross year-round revenue from temporary and permanent ancillary facilities, including all the holder's or subholder's lodging, food service, rental shops, parking, and other ancillary operations, located on NFS lands in the permit area, prorated, as applicable, according to the percentage of use between NFS lands and private land in the ski area per clause VI.B.3.c. Revenue generated from ancillary facilities on private land shall not be included in AGR;

(4) Bartered Goods and Complimentary Lift Tickets. The market price of bartered goods and complimentary lift tickets offered for commercial or other promotional purposes, such as for advertising. The value of bartered goods and complimentary lift tickets offered for commercial or other promotional purposes shall be categorized as LT, SS, or GRAF, as appropriate; and

(5) Special Event Revenue. Revenue from events such as food festivals, foot races, and concerts on NFS lands in the permit area. Special event revenue shall be included in the AGR formula as LT, SS, or GRAF, as applicable. The revenue shall be prorated according to the percentage of use between NFS lands and private land per clause VI.B.3.

Discriminatory pricing, e.g., pricing based solely on race, religion, sex, national origin, or place of residence, is prohibited under clause III.N or III.O, but if it occurs, the amount that would have been received had discriminatory pricing not occurred shall be included in AGR.

b. The following shall be excluded from AGR:

(1) Revenue from sales of operating equipment;

(2) Refunds;

(3) Rent paid to the holder by subholders or lessees;

(4) Sponsor contributions to special events;

(5) Employee gratuities and employee lift tickets;

(6) Lift tickets and passes provided for public safety or public service purposes (such as for the National Ski Patrol or for volunteers to assist in the Special Olympics);

(7) Discounts; and

(8) Any other goods and services (other than bartered goods and complimentary lift tickets offered for commercial or other promotional purposes) for which the holder receives no money.

3. Proration of Revenue. Alpine and Nordic revenue shall be prorated separately. Prorated revenues shall be added together and summed with GRAF to produce AGR. One or more of the following methods, as appropriate, shall be used to prorate revenue:

a. Alpine revenue shall be prorated using the slope transport feet percentage (STFP), per the direction in FSM 2715.11c, effective in 1992. Only uphill devices (lifts, tows, and tramways) that are fundamental to the winter sports operation (usually those located on both federal and private land) shall be included in the calculation. People movers whose primary purpose is to shuttle people between parking areas or between parking areas and lodges and offices shall not be included.

b. Nordic revenue shall be prorated using the percentage of Nordic trail length on NFS lands to total Nordic trail length.

c. For ancillary facilities that are partially located on NFS lands, the ratio of the facility square footage located on NFS lands to the total facility square footage shall be calculated, and the revenue for ancillary facilities shall be prorated in accordance with this ratio. Special event revenue allocatable to GRAF shall be prorated by the ratio of use on NFS lands to the total use.

4. Absence of AGR. In cases when the holder has no AGR for a given fiscal year, the holder shall pay a land use fee of $2 per acre for NFS lands under permit or a percentage of the appraised value of NFS lands under permit, at the discretion of the authorized officer.

C. SAPF PAYMENTS. Reports and deposits shall be sent or delivered to the collection officer, USDA, Forest Service, at the address furnished by the authorized officer. Checks or money orders shall be made payable to USDA, Forest Service.

1. The holder shall calculate and submit an advance payment which is due by the beginning of the holder's payment cycle. The advance payment shall equal 20 percent of the holder's average SAPF for 3 operating years, when available. When past SAPF information is not available, the advance payment shall equal 20 percent of the SAPF, based on the prior holder's average SAPF or projected AGR. For ski areas not expected to generate AGR for a given payment cycle, advance payment of the SAPF as calculated in clause VI.B.4 shall be made. The advance payment shall be credited toward the total SAPF for the payment cycle.

2. The holder shall report sales, calculate the SAPF due based on a tentative percentage rate, and make interim payments each calendar, except for periods in which no sales take place and the holder has notified the authorized officer that the operation has entered a seasonal shutdown for a specific period. Reports and payments shall be made by the end of the month following the end of each reportable period. Interim payments shall be credited toward the total SAPF for the payment cycle.

3. Within 90 days after the close of the ski area's payment cycle, the holder shall provide a financial statement, including a completed SAPF information form, Form FS-2700-19a, representing the ski area's financial condition at the close of its business year and an annual operating statement reporting the results of operations, including a final payment which includes year-end adjustments for the holder and each subholder for the same period. Any balance that exists may be credited and applied against the next payment due or refunded, at the discretion of the holder.

4. Within 30 days of receipt of a statement from the Forest Service, the holder shall make any additional payment required to ensure that the correct SAPF is paid for the past year's operations.

5. All SAPF calculations and records of sales are subject to review or periodic audit as determined by the authorized officer. Errors in calculation or payment shall be corrected as needed for conformance with those reviews or audits. In accordance with clause VI.E, interest and penalties shall be assessed on additional fees due as a result of reviews or audits.

D. CORRECTION OF ERRORS. Correction of errors includes any action necessary to calculate the holder's sales or slope transport feet percentage or to make any other determination required to calculate SAPFs accurately. For SAPF calculation purposes, an error may include:

1. Misreporting or misrepresentation of amounts;

2. Arithmetical mistakes;

3. Typographical mistakes; or

4. Variation from generally accepted accounting principles (GAAP), when such variations are inconsistent with the terms of this permit.

Correction of errors shall be made retroactively to the date the error was made or to the previous audit period, whichever is more recent, and past SAPFs shall be adjusted accordingly.

E. FEE PAYMENT ISSUES

1. Crediting of Payments. Payments shall be credited on the date received by the deposit facility, except that if a payment is received on a non-workday, the payment shall not be credited until the next work day.

2. Disputed Fees. Fees are due and payable by the due date. Disputed fees must be paid in full. Adjustments will be made if dictated by settlement terms or an appeal decision.

3. Late Payments

(a) Interest. Pursuant to 31 U.S.C. 3717 et seq., interest shall be charged on any fee amount not paid within 30 days from the date it became due. The rate of interest assessed shall be the higher of the Prompt Payment Act rate or the rate of the current value of funds to the Treasury (i.e., the Treasury tax and loan account rate), as prescribed and published annually or quarterly by the Secretary of the Treasury in the Federal Register and the Treasury Fiscal Requirements Manual Bulletins. Interest on the principal shall accrue from the date the fee amount is due.

(b) Administrative Costs. If the account becomes delinquent, administrative costs to cover processing and handling the delinquency shall be assessed.

(c) Penalties. A penalty of 6% per annum shall be assessed on the total amount that is more than 90 days delinquent and shall accrue from the same date on which interest charges begin to accrue.

(d) Termination for Nonpayment. This permit shall terminate without the necessity of prior notice and opportunity to comply when any permit fee payment is 90 calendar days from the due date in arrears. The holder shall be responsible for the delinquent fees, as well as any other costs of restoring the site to its original condition, including hazardous waste cleanup.

4. Administrative Offset and Credit Reporting. Delinquent fees and other charges associated with the permit shall be subject to all rights and remedies afforded the United States pursuant to 31 U.S.C. 3711 et seq. and common law. Delinquencies are subject to any or all of the following:

(a) Administrative offset of payments due the holder from the Forest Service.

(b) If in excess of 60 days, referral to the Department of the Treasury for appropriate collection action as provided by 31 U.S.C. 3711(g)(1).

(c) Offset by the Secretary of the Treasury of any amount due the holder, as provided by 31 U.S.C. 3720 et seq.

(d) Disclosure to consumer or commercial credit reporting agencies.

F. ACCESS TO RECORDS. For the purpose of administering this permit (including ascertaining that the correct land use fee was paid), the holder shall make all accounting books and supporting records for the authorized operations, as well as those of lessees operating in the permit area, available for review by the Forest Service or other federal agencies authorized to review the Forest Service activities. Review of accounting books and supporting records shall be made at dates convenient to the holder and reviewers. Financial information so obtained shall be kept confidential to the extent permitted by law. The holder shall retain these records and keep them available for review for 5 years after they were generated, unless otherwise approved by the authorized officer in writing.

G. ACCOUNTING RECORDS. The holder shall follow GAAP or other comprehensive bases of accounting acceptable to the Forest Service in recording financial transactions and in reporting results to the authorized officer. When requested by the authorized officer, the holder at its own expense shall have the annual accounting reports audited or prepared by a licensed independent accountant acceptable to the Forest Service. The holder shall require lessees to comply with these same requirements. At a minimum, the holder’s or lessees’ accounting system shall include:

1. Systematic internal controls, including recording by type of business the gross receipts derived from all operations conducted under this permit. Gross receipts should be recorded daily and, if possible, deposited into a bank account without reduction by disbursements. Receipt entries shall be documented by cash-register tapes, sale invoices, rental records, cash accounts from other sources, or some other means.

2. A permanent record of capital investments in facilities (including a depreciation schedule).

3. Generation and maintenance of such other records and accounts as may be specified by the authorized officer.

VII. REVOCATION, SUSPENSION, AND TERMINATION

A. REVOCATION AND SUSPENSION. The authorized officer may revoke or suspend this permit in whole or in part:

1. For noncompliance with federal, state, or local law.

2. For noncompliance with the terms and conditions of this permit.

3. For abandonment or other failure of the holder to exercise the privileges granted.

4. With the consent of the holder.

5. For specific and compelling reasons in the public interest.

Prior to revocation or suspension, other than immediate suspension under clause VII.C, the authorized officer shall give the holder (and if applicable, the operator) written notice of the grounds for revocation or suspension. In the case of revocation or suspension based on clause VII.A.1, VII.A.2, or VII.A.3, the authorized officer shall give the holder a reasonable period, not to exceed 90 days, to cure any noncompliance.

B. REVOCATION FOR SPECIFIC AND COMPELLING REASONS IN THE PUBLIC INTEREST

The authorized officer may revoke this permit during its term if the Forest Service determines through the process of amending or revising the applicable land management plan that the use and occupancy authorized by this permit should be changed for specific and compelling reasons in the public interest, other than a determination under clause IV.E. that the authorized improvements or the permit area cannot be safely occupied. Prior to revoking the permit under this clause, the authorized officer shall give the holder 90 days written notice to the holder, provided that the authorized officer may prescribe a shorter notice period if justified by the public interest. The Forest Service shall then have the right to purchase the holder’s authorized improvements, remove them or require the holder to relocate or remove them. The Forest Service shall be obligated to pay the lesser of (1) the cost of relocation of the authorized improvements and damages resulting from their relocation that are caused by the Forest Service or (2) the value of the authorized improvements as determined by the Forest Service through an appraisal of the market value of the improvements based on the Uniform Appraisal Standards for Federal Land Acquisitions (Uniform Standards). Where appropriate under the Uniform Standards, the potential of the improvements to generate income over the remainder of the term of the permit may be considered, but any consideration of future potential for income production shall be limited to the remainder of the permit term. If this amount is fixed by agreement between the authorized officer and the holder, that amount shall be accepted by the holder in full satisfaction of all claims against the United States under this clause. If agreement is not reached, the authorized officer shall determine the amount to be paid, which shall be set forth in the revocation decision. A payment made pursuant to this clause is subject to the availability of appropriations. Nothing in this permit implies that Congress will appropriate funds to cover a deficiency in appropriations.

C. IMMEDIATE SUSPENSION. The authorized officer may immediately suspend this permit in whole or in part when necessary to protect public health or safety or the environment. The suspension decision shall be in writing. The holder may request an on-site review with the authorized officer’s supervisor of the adverse conditions prompting the suspension. The authorized officer’s supervisor shall grant this request within 48 hours. Following the on-site review, the authorized officer’s supervisor shall promptly affirm, modify, or cancel the suspension.

D. APPEALS AND REMEDIES. Written decisions made by the authorized officer relating to administration of this permit are subject to administrative appeal pursuant to 36 CFR Part 214. Revocation or suspension of this permit shall not give rise to any claim for damages by the holder against the Forest Service, other than as provided in clause VII.B.

E. TERMINATION. This permit shall terminate when by its terms a fixed or agreed upon condition, event, or time occurs without any action by the authorized officer. Examples include but are not limited to expiration of the permit by its terms on a specified date and termination upon change of control of the business entity. Termination of this permit is not subject to administrative appeal and shall not give rise to any claim for damages by the holder against the Forest Service.

F. RIGHTS AND RESPONSIBILITIES UPON REVOCATION OR TERMINATION WITHOUT RENEWAL. Except as provided in clause VII.B, upon revocation of this permit or termination of this permit without renewal of the authorized use, the authorized officer has the discretion to require the holder to sell or remove all structures and improvements, except those owned by the United States, within a reasonable period prescribed by the authorized officer and to restore the site to the satisfaction of the authorized officer. If the holder fails to sell or remove all structures or improvements within the prescribed period, they shall become the property of the United States and may be sold, destroyed, or otherwise disposed of without any liability to the United States. However, the holder shall remain liable for all costs associated with their removal, including costs of sale and impoundment, cleanup, and restoration of the site.

G. CONTINUATION OF OBLIGATIONS AND LIABILITIES BEYOND EXPIRATION OR REVOCATION. Notwithstanding the termination or revocation of this permit, its terms and conditions shall remain in effect and shall be binding on the holder and the holder’s personal representative, successors, and assignees until all the holder’s obligations and liabilities accruing before or as a result of termination or revocation of this permit have been satisfied.

<USER NOTES FOR CLAUSE VIII.H>
<Include clause VIII.H when the lands authorized for use are withdrawn for hydroelectric power or reclamation purposes. Otherwise, delete it.>

H. TERMINATION FOR THE DEVELOPMENT OF HYDROELECTRIC POWER OR RECLAMATION PURPOSES. Any lands covered by this permit which have been withdrawn for hydroelectric power under the act of March 3, 1879, or the act of June 25, 1910, or are covered by an application or license governed by the Federal Power Act of June 10, 1920, are subject at any time to use for the development of hydroelectric power. Any lands covered by this permit which have been withdrawn under the Reclamation Act of June 17, 1902, are subject at any time to use for reclamation purposes. This permit is issued with the specific understanding that (1) the use and occupancy authorized by this permit shall not interfere with such development of hydroelectric power or reclamation and that (2) the permit shall terminate after 90 days written notice when, in the judgment of the Federal Power Commission, the lands in question are needed for the development of hydroelectric power or, in the judgment of the Bureau of Reclamation, the lands in question are needed for reclamation purposes. The holder shall have 90 days to remove the authorized improvements. Termination under this clause shall not give rise to any claim by the holder against the Federal Power Commission, the Bureau of Reclamation, the Forest Service, or hydroelectric power licensees for damages, including lost profits and damage to improvements, due to such development of hydroelectric power or reclamation.

VIII. MISCELLANEOUS PROVISIONS

A. MEMBERS OF CONGRESS. No member of or delegate to Congress or Resident Commissioner shall benefit from this permit either directly or indirectly, except to the extent the authorized use provides a general benefit to a corporation.

B. REGULATING SERVICES AND RATES. The authorized officer shall have the authority to regulate the adequacy and type of services provided the public under this permit and to require that these services conform to satisfactory standards. The holder may be required to furnish a schedule of prices for sales and services authorized by the permit. These prices may be regulated by the authorized officer, provided that the holder shall not be required to charge prices significantly different from those charged by comparable or competing enterprises.

C. ADVERTISING. The holder, either orally or in advertisements, signs, circulars, brochures, letterheads, and like materials, shall not misrepresent in any way the accommodations provided, the status of the permit, or the ownership of the permit area or adjacent lands. The fact that the authorized facilities and services are located on the [ ] National Forest shall be explicitly stated in all the holder's brochures and print advertising regarding the operations authorized by this permit.

D. CURRENT ADDRESSES. The holder and the authorized officer shall keep each other informed of current mailing addresses, including those necessary for billing and payment of land use fees.

E. SUPERSEDED PERMIT. This permit supersedes a special use permit designated #PREV_REISSUE_HOLDER#, #PREV_AUTH_ID#, dated #PREV_REIS_ISSUE_DATE#.

F. SUPERIOR CLAUSES. If there is a conflict between any of the preceding printed clauses and any of the following clauses, the preceding printed clauses shall control.

<If necessary, add clauses to address site-specific circumstances.>

THIS PERMIT IS ACCEPTED SUBJECT TO ALL ITS TERMS AND CONDITIONS.

BEFORE ANY PERMIT IS ISSUED TO AN ENTITY, DOCUMENTATION MUST BE PROVIDED TO THE AUTHORIZED OFFICER OF THE AUTHORITY OF THE SIGNATORY FOR THE ENTITY TO BIND IT TO THE TERMS AND CONDITIONS OF THE PERMIT.

ACCEPTED:

HOLDER NAME, PRECEDED BY NAME AND TITLE          SIGNATURE DATE

OF PERSON SIGNING ON BEHALF OF HOLDER,

IF HOLDER IS AN ENTITY

<Select the following signature block when the operator is different from the owner of the authorized improvements. Otherwise omit this signature block.>

AGREED TO BY THE HOLDER’S LESSEE, [ENTER NAME OF LESSEE], FOR THE LIMITED PURPOSES OF OBLIGATING [ENTER NAME OF LESSEE] TO OPERATE THE AUTHORIZED IMPROVEMENTS IN COMPLIANCE WITH SECTIONS III, IV, V, AND VI AND CLAUSES VII.A.1, VII.A.2, VII.C, AND VII.G OF THIS PERMIT AND ENABLING THE FOREST SERVICE TO ENFORCE THOSE OBLIGATIONS DIRECTLY AGAINST [ENTER NAME OF LESSEE].

LESSEE NAME, PRECEDED BY NAME AND TITLE
OF PERSON SIGNING ON BEHALF OF LESSEE,
IF LESSEE IS AN ENTITY	DATE

APPROVED:

NAME AND TITLE OF AUTHORIZED OFFICER	SIGNATURE
DATE

According to the Paperwork Reduction Act of 1995, an agency may not conduct or sponsor, and a person is not required to respond to a collection of information unless it displays a valid OMB control number. The valid OMB control number for this information collection is 0596-0082. The time required to complete this information collection is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information.

The U.S. Department of Agriculture (USDA) prohibits discrimination in all its programs and activities on the basis of race, color, national origin, age, disability, and where applicable, sex, marital status, familial status, parental status, religion, sexual orientation, genetic information, political beliefs, reprisal, or because all or part of an individual’s income is derived from any public assistance. (Not all prohibited bases apply to all programs.) Persons with disabilities who require alternative means for communication of program information (Braille, large print, audiotape, etc.) should contact USDA’s TARGET Center at 202-720-2600 (voice and TDD).

To file a complaint of discrimination, write USDA, Director, Office of Civil Rights, 1400 Independence Avenue, SW, Washington, DC 20250-9410 or call toll free (866) 632-9992 (voice). TDD users can contact USDA through local relay or the federal relay at (800) 877-8339 (TDD) or (866) 377-8642 (relay voice). USDA is an equal opportunity provider and employer.

The Privacy Act of 1974 (5 U.S.C. 552a) and the Freedom of Information Act (5 U.S.C. 552) govern the confidentiality to be provided for information received by the Forest Service.

APPENDIX A

MAP OF THE PERMIT AREA

APPENDIX B

AUTHORIZED FACILITIES

The following facilities are authorized by this permit:

A. On Land

B. On Water

APPENDIX C

AUTHORIZED SERVICES

The services authorized under this permit are:

<USER NOTES FOR APPENDIX D>
<Select the following Appendix D for ski areas in prior appropriation States. Re-designate the appendix if necessary. Permit administrators must read FSH 2709.11, 52.4 clause D-30 for instructions on how to use this appendix.>

APPENDIX D_

INVENTORY OF SKI AREA WATER FACILITIES AND ORIGINAL WATER RIGHTS

<List only ski area water facilities authorized by this permit and original water rights.>

SKI AREA WATER FACILITIES (if none, so state)

Facility Name	Facility Location	Type of Facility	Capacity	Purpose of Use

ORIGINAL WATER RIGHTS (if none, so state)

State ID #	Owner	Purpose of Use	Decree, License, or Certificate #	Point of Diversion	State Approved Place of Use

<USER NOTES FOR APPENDIX D>
<Select the following appendix D for ski areas in riparian States. Re-designate the appendix if necessary. Permit administrators must read FSH 2709.11, 52.4, clause D-31 for instructions on how to use this appendix. >

APPENDIX_D

INVENTORY OF SKI AREA WATER FACILITIES

<List only ski area water facilities authorized by this permit.>

SKI AREA WATER FACILITIES (if none, so state)

Facility Name	Facility Location	Facility Type	Capacity	Purpose of Use